
13002410



IRIDEX

2012 Annual Report to Stockholders

2012 Annual Report Consolidated Financial Statements

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 10-K

☑ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
for the fiscal year ended December 29, 2012
or

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
for the transition period from _________ to _________.

Commission file number 0-27598

IRIDEX CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**77-0210467**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

1212 Terra Bella Avenue, Mountain View CA 94043-1824
(Address of principal executive offices)
(Zip Code)
(650) 940-4700
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.01 per share

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Yes ☐ No ☑

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer,", and smaller reporting company in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☑

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting common equity held by non-affiliates of the Registrant was approximately $17,970,861 as of June 29, 2012 the last business day of the Registrant's most recently completed second fiscal quarter, based on the closing price reported for such date on the NASDAQ Global Market. The registrant did not have any non-voting common equity outstanding. For purposes of this disclosure, shares of common stock held by each executive officer and director and by each holder of 5% or more of the outstanding shares of common stock have been excluded from this calculation, because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 14, 2013, Registrant had 8,553,550 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain parts of the Proxy Statement for the Registrant's 2013 Annual Meeting of Stockholders (the "Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents

PART I

This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, such as statements relating to levels of future sales and operating results; gross margins; leveraging our core business and increasing recurring revenues; broadening our product lines through product innovation and new treatments; general economic conditions; levels of international sales; market acceptance of our products; expectations for and sources of future revenues; our marketing programs and trends in healthcare; our ability to take advantage of economies-of-scale in product development and manufacturing; our current and future liquidity and capital requirements; efforts to decrease costs and manage cash flows; levels of future investment in research and development efforts; our ability to develop and introduce new products through strategic alliances, OEM relationships and acquisitions; the availability of components from third-party manufacturers; results of clinical studies and the status of our regulatory clearance; the impact of regulatory actions and determinations; and risks associated with bringing new products to market. In some cases, forward-looking statements can be identified by terminology, such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential," "continue," or the negative of such terms or other comparable terminology. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. The reader is strongly urged to read the information contained under the captions "Item 1A. Risk Factors - Factors That May Affect Future Results" in this Annual Report on Form 10-K for a more detailed description of these significant risks and uncertainties. The reader is cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date of this Form 10-K. We undertake no obligation to update such forward-looking statements to reflect events or circumstances occurring after the date of this report.

Item 1. Business

General

IRIDEX Corporation is a leading worldwide provider of therapeutic based laser systems, delivery devices and consumable instrumentation used to treat sight-threatening eye diseases in ophthalmology. In February 2012, we sold our aesthetics business to Cutera, Inc. We view this as a significant step forward in our strategy because it allows us to focus solely on our ophthalmology business which is our core strength. Management believes that this path affords the Company with the best opportunity for long term profitable growth. In accordance with accounting principles generally accepted in the U.S. ("GAAP"), we have recast our financial information disclosed within this Form 10-K to show the results from our ophthalmology business as continuing operations and the results from our aesthetics business as discontinued operations for all periods presented. Our ophthalmology products are sold in the United States predominantly through a direct sales force and internationally through approximately 70 independent distributors in over 100 countries. Revenues from continuing operations in 2012, 2011 and 2010 were $33.9 million, $33.2 million and $32.3 million, respectively and we generated net (loss) income from continuing operations of $(0.2) million, $2.1 million and $1.7 million, respectively. Total net income including income from discontinued operations for 2012, 2011 and 2010 was $1.4 million, $2.6 million and $3.0 million, respectively.

Our ophthalmology products consist of laser systems, delivery devices and consumable instrumentation including laser probes, and are used in the treatment of serious eye diseases, including the three leading causes of irreversible blindness: diabetic retinopathy, glaucoma and age-related macular degeneration ("AMD"). In addition, our ophthalmology products are often used in vitrectomy procedures (used to treat proliferative diabetic retinopathy, macular holes, retinal tears and detachments) which are generally performed in the operating room and require a consumable single use intraocular laser probe ("EndoProbe") to deliver light to the back of the eye together with other instrumentation. Our ophthalmology business includes (i) a recurring revenue component, consisting of sales of consumable products, predominantly single use laser probe devices and other instrumentation, combined with the repair, servicing and extended service contracts for our laser systems; and (ii) a capital component, consisting of the laser systems combined with durable delivery devices.

Our laser systems consist of our IQ products which include IQ 532, IQ 577 and IQ 810 laser photocoagulation systems; and our OcuLight products including OcuLight TX, OcuLight Symphony (Laser Delivery System), OcuLight SL, OcuLight SLx, OcuLight GL and OcuLight GLx laser photocoagulation systems. Certain of our laser systems are capable of performing traditional continuous wavelength photocoagulation and our patented Fovea-Friendly MicroPulse laser photocoagulation. Towards the end of 2012 we introduced the TxCell Scanning Laser Delivery System which saves significant time in a variety of laser photocoagulation procedures by allowing physicians to deliver the laser in a multi-spot scanning mode, a more efficient method for these procedures than the traditional single spot mode. Our current family of laser probes includes a wide variety of products in 20, 23 and 25 gauge for vitreoretinal surgery and glaucoma surgery.

Ophthalmologists typically use our laser systems in hospital operating rooms ("OR") and ambulatory surgical centers ("ASC"), as well as their offices and clinics. In the OR and ASC, ophthalmologists use our laser systems with either an indirect laser ophthalmoscope or a consumable, single use EndoProbe. Since our first shipment in 1990, more than 10,000 medical laser systems manufactured by IRIDEX have been sold worldwide.

IRIDEX Corporation was incorporated in California in February 1989 as IRIS Medical Instruments, Inc. In November 1995, we changed our name to IRIDEX Corporation and reincorporated in Delaware. Our executive offices are located at 1212 Terra Bella Avenue, Mountain View, California 94043-1824, and our telephone number is (650) 940-4700. We can also be reached at our website at www.IRIDEX.com, however, the information on, or that can be accessed through, our website is not part of this report. As used in this Annual Report on Form 10-K, the terms "Company," "IRIDEX," "we," "us" and "our" refer to IRIDEX Corporation, a Delaware corporation, and when the context so requires, our wholly owned subsidiaries, IRIS Medical Instruments, Inc. and Light Solutions Corporation, both California corporations, and IRIDEX France S.A.

Market

Ophthalmology is a large and growing global market. Growth is driven by the aging world population and the onset of diabetes, which is occurring at an epidemic rate, the introduction of new treatment approaches, and the realities of constrained health care system spending.

Diabetic retinopathy is a common complication of diabetes which impairs vision over time and if left untreated can lead to blindness. According to the World Health Organization ("WHO") – Vision 2020 The Right to Sight 2007 report – at least 171 million people worldwide have diabetes, and this figure is likely to more than double by the year 2030. According to the WHO, after 20 years duration more than 75% of patients will have some form of diabetic retinopathy. Laser photocoagulation is currently the standard treatment for this disease, although there has been increased use of pharmaceuticals in recent years. A single treatment of continuous wavelength laser photocoagulation has been shown to stabilize the patient's vision over the long term. Continuous wavelength laser photocoagulation treatments typically take several months to be fully effective and have been demonstrated to last for many years. This treatment presents a very cost efficient model, and presents a risk of varying degrees of vision loss to the patient. Pharmaceuticals can stabilize vision in the near term, as treatments typically take a few days to be fully effective and have been demonstrated to last for weeks. However, patients receiving pharmaceutical treatment for diabetic retinopathy require repeated injections. The injections are painful and the patients may experience side effects including increased risk of eye infections. Furthermore, a regimen of repeated injections is very costly to both the physician, in terms of time, and to the healthcare system, in terms of dollars spent on treatment. The short comings in treating this disease have led to a renewed interest in alternative approaches that may provide better patient outcomes.

Glaucoma is a leading cause of blindness in the world. WHO estimates that approximately 60.5 million people had glaucoma in 2010 and given the aging of the world's population, this number is anticipated to increase to nearly 80 million by 2020. Currently, glaucoma is not curable, and vision loss resulting from glaucoma currently cannot be regained. Often, glaucoma is chronic and must be monitored for the duration of the patient's life. Most cases of glaucoma can be controlled and vision loss slowed or halted by treatment. Pharmaceuticals are typically the first treatment method prescribed for glaucoma. These pharmaceutical treatments are commonly self-administered in drop form by the patients. Patients often have difficulties applying the pharmaceutical drops properly and may fail to appropriately or timely apply the medication, which may significantly reduce the effectiveness of the pharmaceutical. Even when administered correctly, pharmaceuticals have demonstrated reduced efficacy over time. When pharmaceuticals lose their effectiveness, laser treatment is often performed, and ultimately surgery may be required. The short comings in treating this disease have led to a renewed interest in surgical approaches that may allow treatment earlier and may result in better patient outcomes.

AMD is a disease that affects the aged. WHO indicates that, in 2006, 3 million people had lost their sight due to AMD and that the number affected is expected to double by the year 2020. Unfortunately, although pharmaceuticals are used to delay vision loss there is currently no cure for AMD. Pharmaceuticals require repeated injections in the eye every six to eight weeks, which are painful, increase the risk of adverse side effects, are costly, and their long term viability is unproven. Continuous wavelength laser photocoagulation can also be used to treat AMD, although it is used less frequently because the disease often requires the laser to be applied to the area of the retina responsible for central vision and the likelihood of significant loss of visual function is too high. The short comings in treating this disease has led to a renewed interest in investigating alternative approaches that might allow treatment earlier which would result in better patient outcomes.

The IRIDEX Strategy

We are one of the worldwide leaders in developing, manufacturing, marketing, selling and servicing innovative medical laser systems and associated instrumentation for the treatment of serious eye diseases. With the sale of our aesthetics business we can now focus exclusively on our ophthalmology business. At the end of 2012, the Company had $11.9 million in cash and no debt. Although we incurred a net loss from our ophthalmology operations in fiscal 2012, for the preceding three years prior to fiscal 2012, we generated net income and it is our goal to operate our business profitably going forward.

Our strategy is to leverage our existing brand and distribution channel in the ophthalmology market to introduce a broad array of products that:

1. Improve therapeutic outcomes for patients suffering from sight-threatening eye diseases.
2. Improve the efficiency of physicians and reduce their costs, and
3. Provide economic benefits to healthcare systems.

To achieve these goals we are pursuing a number of organic initiatives which we anticipate will be supplemented from time to time by acquisitions. We anticipate that the successful execution of this strategy will lead to profitable growth and enhanced shareholder value.

See Item 1A. Risk Factors – Factors That May Affect Future Results – "*Our Future Success Depends on Our Ability to Develop and Successfully Introduce New Products and New Applications.*" and "*Efforts to acquire additional companies or product lines may divert our managerial resources away from our business operations, and if we complete additional acquisitions, we may incur or assume additional liabilities or experience integration problems.*"

Laser Photocoagulation

We produce laser photocoagulator systems. Laser photocoagulation is the standard-of-care for the treatment of many sight-threatening eye diseases, the majority of which are diseases of the retina and glaucoma. Photocoagulation delivers laser light to carefully targeted eye tissue and generates a local healing response. Laser photocoagulation has been demonstrated to be a safe and effective therapy with long-term benefits.

The traditional method of performing laser photocoagulation uses a mode which delivers continuously-on laser light, which is referred to as continuous wave ("CW") mode. Use of this mode typically leads to local tissue damage under the belief that tissue damage was necessary to generate the beneficial response associated with laser photocoagulation and can cause loss of visual function.

We have developed a new method of performing laser photocoagulation using a mode which chops the CW beam into short, microsecond long, laser pulses, which we call MicroPulse mode. Studies have demonstrated that MicroPulse therapy can generate the beneficial response associated with CW laser photocoagulation with no detectible tissue damage. We refer to this as Fovea-Friendly because it is tissue sparing laser photocoagulation which is intended to preserve visual function.

Ophthalmic Products

We utilize a systems approach to product design. Each system includes a console, which generates the laser energy, and a number of interchangeable peripheral delivery devices for use in specific clinical applications. This approach allows our customers to purchase a basic console system and add additional delivery devices as their needs expand or as new applications develop. We believe that this systems approach is our distinguishing characteristic and also brings economies-of-scale to our product development and manufacturing efforts because individual applications do not require the design and manufacture of complete stand-alone products. Our primary equipment products range in price from $1,000 to $60,000 and consist of laser consoles and specialized durable delivery devices. Our line of consumable products range in price from $12 to $250 and consist primarily of cannulas and laser probes.

<u>Consoles</u>

Our laser consoles, which are identified below, incorporate the economic and technical benefits of solid state and semiconductor laser technology.

Visible (Yellow) Photocoagulator Console. In 2009, we introduced the industry's first solid state 577-nm (yellow) photocoagulator - the IQ 577. This product utilizes state of the art user interface technology and delivers a 577 wavelength which is at the peak of oxyhemoglobin absorption and allows ophthalmologists to obtain optimal results with lower power (more tissue sparing) compared with green wavelengths. The IQ 577 console weighs 18 pounds, has dimensions of 7.5"H x 12"W x 14"D, draws a maximum of 250 Watts of wall power, requires no water cooling, and has a remote control and wireless footswitch.

Visible (Green) Photocoagulator Consoles. We have a family of solid state and semiconductor-based photocoagulator consoles used in ophthalmology that deliver visible (Green – 532nm) laser light. In 2010, we introduced the IQ 532nm photocoagulator. This product utilizes a user interface and product platform based on the IQ 577, as more fully described above, as well as our OcuLight TX, OcuLight GL and OcuLight GLx Photocoagulators. The OcuLight TX/GL/GLx have dimensions of 6"H x 12"W x 12"D, draw a maximum of 300 Watts of wall power and require no water cooling.

Infrared Photocoagulator Consoles. The OcuLight and IQ 810 photocoagulator consoles used by ophthalmologists are available in two infrared (810nm) output power ranges: the OcuLight SL at 2 Watts and the IQ 810 and OcuLight SLx at 3 Watts. The OcuLight consoles weigh 14 pounds and have dimensions of 4"H x 12"W x 12"D. The IQ 810 console weighs 11 pounds and has dimensions of 7"H x 12"W x 12"D. Neither requires external air nor water cooling.

MicroPulse Enabled Consoles. MicroPulse mode is offered as an option on some of our infrared and visible laser photocoagulator systems.

Multi-wavelength Laser System Configurations. When used in conjunction with specific IRIDEX laser consoles, our Symphony slit lamp adapters can deliver multiple laser wavelengths from a single slit lamp installation. Our laser consoles, together with our Symphony slit lamp adapters, combine the clinical versatility and convenience of multiple wavelength delivery into one delivery device for retinal and glaucoma procedures. Currently, our compatible consoles are the OcuLight GLx and the OcuLight TX green laser consoles and the OcuLight SLx and the IQ 810 infrared laser consoles and the IQ 577 yellow laser console.

Ophthalmic Delivery Devices and Other Products

Our versatile family of consoles and delivery devices has been designed to accommodate the addition of new capabilities with a minimal incremental investment. Typically users of our consoles can add capabilities by simply purchasing new interchangeable delivery devices and utilizing them with their existing console. We have developed both consumable and durable delivery devices and expect to continue to develop additional delivery devices.

TxCell Scanning Laser Delivery System ("TxCell"). TxCell was introduced in the second half of 2012. It allows the physician to perform multi-spot pattern scanning for efficient retinal photocoagulation, confluent laser patterns for tissue-sparing MicroPulse protocols and allows for standard single spot photocoagulation.

TruFocus Laser Indirect Ophthalmoscope ("LIO"). The indirect ophthalmoscope is designed to be worn on the physician's head and to be used in procedures to treat peripheral retinal disorders, particularly in infants or adults requiring treatment in the supine position. This product can be used in both diagnosis and treatment procedures at the point-of-care. The IRIDEX LIO is recognized as the "standard of the ophthalmic industry".

Slit Lamp Adapter ("SLA"). These adapters allow the physician to utilize a standard slit lamp in both diagnosis and treatment procedures. Physicians can install an SLA in a few minutes and convert standard diagnostic slit lamps into a therapeutic photocoagulator delivery system. SLAs are used in treatment procedures for both retinal diseases and glaucoma. These devices are available in a wide variety of spot diameters. Our standard SLAs have a single fiber and deliver laser light from a single laser console. Our Symphony SLA has multiple fibers and can deliver laser light from two compatible laser consoles.

Operating Microscope Adapter ("OMA"). These adapters allow the physician to utilize a standard operating microscope in both diagnosis and laser treatment procedures. These devices are similar to SLAs, except that they are oriented horizontally and therefore can be used to deliver retinal photocoagulation to a supine patient.

EndoProbe. Our EndoProbe fiber optic delivery devices are used for endophotocoagulation, a retinal treatment procedure performed in the hospital operating room or surgery center during a vitrectomy procedure. These sterile disposable probes are available in tapered, angled, stepped, aspirating, illuminating, and adjustable styles. The EndoProbe is offered in a wide variety of gauges.

G-Probe. The G-Probe is used in procedures to treat medically and surgically uncontrolled glaucoma, in many instances replacing cyclocryotherapy, or freezing of eye tissues. The G-Probe's non-invasive procedure takes approximately ten minutes, is performed on an anesthetized eye in the doctor's office, and results in less pain and fewer adverse side effects than cyclocryotherapy. The G-Probe is a sterile consumable multi-use product.

DioPexy Probe. The DioPexy Probe is a hand-held instrument which is used in procedures to treat retinal tears, and breaks non-invasively through the sclera, as an alternative method of attaching the retina. Our DioPexy Probe results in increased precision, less pain and less inflammation than traditional cryotherapy.

GreenTip™ Soft Tip Cannula. The GreenTip cannula allows surgeons to effectively visualize and access the proximity of the retina while performing a fluid air exchange during a vitrectomy procedure. Benefits include optimal contrast against the retina, maximized visualization and greater protection of the retina with its unique atraumatic silicone tip. The GreenTip cannula is a sterile disposable single-use product.

MoistAir™ In-Line Air Humidifier. The MoistAir Humidifying Chamber connects to the air line and provides humidified air to the eye during fluid air exchange. Studies have shown that the use of humidified air can substantially reduce the dehydrating effects, delay lens feathering, protect corneal endothelium, and may prevent visual field loss defects after macular hole surgery. The MoistAir Humidifying Chamber is a sterile disposable single use product.

Ophthalmology Treatments

The following chart lists the procedures for treating ophthalmic diseases that can be addressed by utilizing our ophthalmic laser systems. These procedures typically are performed in an OR, ASC or clinic/outpatient settings and are non-elective and covered by insurance.

	Procedure	Console	Delivery Devices and Other Product	Mode
Age-related Macular Degeneration	Retinal Photocoagulation	Infrared & Visible	Slit Lamp Adapter	CW
Diabetic Retinopathy				
Macular Edema	Grid Retinal Photocoagulation	Infrared & Visible	Slit Lamp Adapter & Operating Microscope Adapter,	CW or MicroPulse
	Focal Retinal Photocoagulation	Visible	Slit Lamp Adapter	
Proliferative	Pan-Retinal Photocoagulation Vitrectomy Procedure	Infrared & Visible	Slit Lamp Adapter, Operating Microscope Adapter, Laser Indirect Ophthalmoscope, EndoProbe* GreenTip cannula*	CW or MicroPulse
Glaucoma				
Primary Open-Angle	Trabeculoplasty	Infrared & Visible	Slit Lamp Adapter	CW or MicroPulse
Angle-closure	Iridotomy	Infrared & Visible	Slit Lamp Adapter	CW
Uncontrolled Glaucoma	Transscleral Cyclophotocoagulation	Infrared	G-Probe*	CW
Retinal Tears and Detachments	Retinopexy Retinal Photocoagulation Vitrectomy Procedure	Infrared & Visible	Slit Lamp Adapter, Laser Indirect Ophthalmoscope, Operating Microscope Adapter, EndoProbe* GreenTip cannula*, MoistAir Humidifying Chamber*	CW
	Transscleral Retinal Photocoagulation	Infrared	DioPexy Probe	CW
Retinopathy of Prematurity	Retinal Photocoagulation	Infrared	Laser Indirect Ophthalmoscope	CW
Ocular Tumors	Retinal Photocoagulation	Infrared	Slit Lamp Adapter, Operating Microscope Adapter, Laser Indirect Ophthalmoscope	CW
Macular Holes	Vitrectomy Procedure	Visible	EndoProbe*	CW

*Consumable and disposable products

Research and Development

We have close working relationships with researchers, clinicians and practicing physicians around the world who provide new ideas, test the feasibility of these new ideas and assist us in validating new products and new applications before they are introduced.

Our internal research and development ("R&D") activities are performed by a current team of 15 engineers, scientists and regulatory professionals with experience in various aspects of medical products, laser systems, delivery devices and clinical techniques with a focus on introducing innovative products which satisfy the unmet and emerging needs of our customers. The core competencies of the team include: mechanical engineering, electrical engineering, optics, lasers, fiber optics, software, firmware and delivery devices. The R&D process integrates all of the necessary disciplines of the Company from product inception through customer acceptance. This process facilitates reliable new product innovations and a consistent pipeline of innovative products for our customers.

Our research activities are managed internally by our R&D staff. We supplement our internal R&D staff by hiring consultants and/or partnering with physicians to gain specialized expertise and understanding. Research efforts are directed toward the development of new products and new applications for our existing products, as well as the identification of markets not currently addressed by our products.

We believe that it is important to make a substantial contribution to improving clinical outcomes. For instance, we have made substantial investments in researching and improving the treatment of serious eye diseases such as AMD, diabetic retinopathy and glaucoma. The objectives of developing new treatments and applications are to expand the potential patient population, to more effectively and more economically treat diseases, to treat patients earlier in the treatment regimen and to reduce the side effects of treatment.

We spent $4.4 million on R&D in our continuing operations in 2012, $3.9 million in 2011 and $3.8 million in 2010.

We consider clinical projects to be a component of our R&D efforts and they may or may not result in additional commercial opportunities. See Item 1A. Risk Factors - Factors That May Affect Future Results – *"While We Devote Significant Resources to Research and Development, Our Research and Development May Not Lead to New Products that Achieve Commercial Success"* and *"The Clinical Trial Process Required to Obtain Regulatory Approvals is Costly and Uncertain, and Could Result in Delays in New Product Introductions or Even an Inability to Release a Product"*.

Customers and Customer Support

Our products are currently sold to ophthalmologists specializing in the treatment of eye disease in the retina, glaucoma and pediatrics eye diseases. Other customers include research and teaching hospitals, government installations, surgical centers, hospitals, and office clinics (outpatient). No single customer or distributor accounted for 10% or more of total revenues in fiscal years 2012, 2011 and 2010.

We seek to provide superior customer support and service and believe that our customer service and technical support distinguish our product offerings from those of our competitors. We provide depot service at our Mountain View facility for our ophthalmology products. Our customer support representatives assist customers with orders, warranty returns and other administrative functions. Our technical support engineers provide customers with answers to technical and product-related questions. We maintain an "around-the-clock" telephone service line to service our customers. If a problem with a depot serviceable product cannot be diagnosed and resolved by telephone, a service loaner is shipped overnight to domestic customers under warranty or service contract, and by the most rapid delivery means available to our international customers, and the problem unit is returned to us. The small size and rugged design of our products allows for economical shipment and quick response to customers worldwide.

Sales and Marketing

We sell and market our products in the United States predominantly through our direct sales force and internationally through approximately 70 independent distributors into over 100 countries. Currently we have a direct sales force of 11 employees who were engaged in sales efforts within the United States and 5 employees engaged in managing our distribution sales efforts internationally. Our sales are administered through our corporate headquarters in Mountain View, California. See Item 1A. Risk Factors - Factors That May Affect Future Results – *"We Rely on Our Direct Sales Force and Network of International Distributors to Sell Our Products and Any Failure to Maintain Our Direct Sales Force and Distributor Relationships Could Harm Our Business."*

International sales represented 45.4%, 44.4% and 44.8% of our sales in 2012, 2011 and 2010, respectively. We believe that our international sales will continue to represent a significant portion of our revenues for the foreseeable future. Our international sales are made principally to customers in Europe, Asia, the Pacific Rim, the Middle East, Russia, Africa and Latin America. Our distribution agreements with our international distributors are generally exclusive and typically can be terminated by either party without cause with 90 days notice. International sales may be adversely affected by the imposition of governmental controls, currency fluctuations, restrictions on export technology, political instability, trade restrictions, changes in tariffs and the economic condition in each country in which we sell our products. See Item 1A. Risk Factors - Factors That May Affect Future Results - *"We Depend on International Sales for a Significant Portion of Our Operating Results."*

In the past, we maintained two wholly owned subsidiaries, one located in the United Kingdom (UK) and the other in the France; both were exclusively engaged in supporting our aesthetics business. In June 2008, we transitioned the responsibility for the sales and service of our aesthetics products in the UK to an independent distributor and during 2011 we deregistered the legal entity. Upon closing the sale of the aesthetics business in February 2012, we transitioned the responsibility for the sales and service of our aesthetics products in France to Cutera, Inc. We do not currently maintain any operating subsidiaries.

To support our sales process, we conduct marketing programs which include: our website, clinical education, email marketing, trade shows, public relations, market research, and advertising in trade and academic journals and newsletters. We typically participate in over 85 trade shows worldwide on an annual basis. These meetings allow us to present our products to existing and prospective buyers.

Through marketing, we collaborate with our customers to identify new products and applications which help meet their unmet needs, which in turn provides us with new product concepts, enhances our ability to identify new applications for our products and validates new procedures using our products. Customers include key opinion leaders who are often the heads of the departments in which they work or professors at universities. We believe that these luminaries in the field of ophthalmology are key to the successful introduction of new products and the subsequent acceptance of these new products by the general market. Acceptance of our products by these early adopters is key to our strategy in the validation and commercialization of our new products.

Operations

The manufacture of our visible light and infrared photocoagulators and the related delivery devices is a highly complex and precise process. Completed systems must pass quality control and reliability tests before shipment. Our manufacturing activities consist of specifying, sourcing, assembling and testing of components and certain subassemblies for assembly into our final product. Currently we have a total of 37 employees engaged in manufacturing activities for these products.

The medical devices manufactured by us are subject to extensive regulation by numerous governmental authorities, including federal, state, and foreign governmental agencies. The principal regulator in the United States is the Food and Drug Administration ("FDA"). In April 1998, we received certification for ISO 9001/EN 46001, which is an international quality system standard that documents compliance to the European Medical Device Directive. In February 2004, we were certified to ISO 13485:2003, which replaced ISO 9001/EN46001 as the international standard for quality systems as applied to medical devices. In August 2008, we received FDA 510(k) clearance on our family of IRIDEX IQ laser systems. This clearance covers the IRIDEX IQ 532, IQ 577, IQ 630-670, and IQ 810 laser systems and their associated delivery devices to deliver laser energy in either CW-Pulse, MicroPulse or LongPulse mode. These laser systems are intended for a wide range of specific applications in the medical specialties of ophthalmology. See Item 1A. Risk Factors - Factors That May Affect Future Results - *"We Are Subject To Government Regulations Which May Cause Us to Delay or Withdraw the Introduction of New Products or New Applications for Our Products.", "If We Fail to Comply With the FDA's Quality System Regulation and Laser Performance Standards Our Manufacturing Operations Could Be Halted, and Our Business Would Suffer."* and *"If We Modify One of Our FDA Approved Devices, We May Need to Seek Reapproval, Which, if Not Granted, Would Prevent Us from Selling Our Modified Products or Cause Us to Redesign Our Products."*

We rely on third parties to manufacture substantially all of the components used in our products, although we assemble critical subassemblies and the final product at our facility in Mountain View, California. Some of these suppliers and manufacturers are sole source. We have some long-term or volume purchase agreements with our suppliers but currently purchase most components on a purchase order basis. These components may not be available in the quantities required, on reasonable terms, or at all. Financial or other difficulties faced by our suppliers or significant changes in demand for these components or materials could limit their availability. Any failures by our third party suppliers to adequately perform may delay the submission of products for regulatory approval, impair our ability to deliver products on a timely basis or otherwise impair our competitive position. See Item 1A. Risk Factors - Factors That May Affect Future Results - *"We Depend on Sole Source or Limited Source Suppliers."*

International regulatory bodies often establish varying product standards, packaging requirements, labeling requirements, tariff regulations, duties and tax requirements. As a result of our sales in Europe, we are required to have all products "CE" marked, an international symbol affixed to all products demonstrating compliance to the European Medical Device Directive and all applicable standards. In July 1998, we received CE mark certification under Annex II guidelines, the most stringent path to CE certification. With Annex II CE mark certification, we have demonstrated our ability to both understand and comply with all applicable standards under the European Medical Device Directive. This allows us to CE mark any product upon our internal verification of compliance to all applicable European standards. Currently, all of our released products are CE marked. Continued certification is based on successful review of the process by our European Registrar during its annual audit. Any loss of certification would have a material adverse effect on our business, results of operations and financial condition.

Competition

Competition in the market for laser systems and delivery devices used for ophthalmic treatment procedures is intense and is expected to increase. This market is also characterized by technological innovation and change. We compete by providing features and services that are valued by our customers such as: enhanced product performance, and clinical outcomes, ease of use, durability, versatility, customer training services and rapid repair of equipment.

Our principal competitors in ophthalmology are Alcon Inc., Carl Zeiss Meditec AG, Nidek Co. Ltd, Synergetics, Topcon Corporation, Ellex Medical Lasers, Ltd., Quantel Medical SA, and Lumenis Ltd. Most of these companies currently offer a competitive, semiconductor-based laser system for ophthalmology. Also within ophthalmology, pharmaceutical alternative treatments for AMD and DME such as Lucentis/Avastin (Genentech), Eylea (Regeneron) and to a lesser extent Visudyne (Novartis), Macugen (OSI Pharmaceuticals) and Ozurdex (Allergan) compete rigorously with traditional laser procedures.

Some ophthalmic competitors have substantially greater financial, engineering, product development, manufacturing, marketing and technical resources than we do. Some companies also have greater name recognition than us and long-standing customer relationships. In addition, other medical companies, academic and research institutions, or others, may develop new technologies or therapies, including medical devices, surgical procedures or pharmacological treatments and obtain regulatory approval for products utilizing such techniques that are more effective in treating the conditions targeted by us, or are less expensive than our current or future products. Our technologies and products could be rendered obsolete by such developments. Any such developments could have a material adverse effect on our business, financial condition and results of operations. See Item 1A. Risk Factors - Factors That May Affect Future Results - *"We Face Strong Competition in Our Markets and Expect the Level of Competition to Grow in the Foreseeable Future."*

Patents and Proprietary Rights

Our success and ability to compete is dependent in part upon our proprietary information. We rely on a combination of patents, trade secrets, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our intellectual property rights. These are either developed internally or obtained from acquisitions such as RetinaLabs and Ocunetics. We file patent applications to protect technology, inventions and improvements that are significant to the development of our business. We have been issued 26 United States patents and 17 foreign patents on the technologies related to our continuing products and processes, which have expiration dates ranging from 2014 to 2027. We have nine pending patent applications in the United States and seven foreign pending patent applications that have been filed. Our patent applications may not be approved.

In addition to patents, we rely on trade secrets and proprietary know-how which we seek to protect, in part, through proprietary information agreements with employees, consultants and other parties. Our proprietary information agreements with our employees and consultants contain provisions requiring such individuals to assign to us, without additional consideration, any inventions conceived or reduced to practice by them while employed or retained by us, subject to customary exceptions. See Item 1A.Risk Factors - Factors That May Affect Future Results - *"We Rely on Patents and Proprietary Rights to Protect our Intellectual Property and Business."*

Government Regulation

The medical devices marketed and manufactured by us are subject to extensive regulation by numerous governmental authorities, including federal, state, and foreign governmental agencies. Pursuant to the Federal Food, Drug, and Cosmetic Act, as amended, and the regulations promulgated thereunder ("FDA Act"), the FDA serves as the principal federal agency within the United States with authority over medical devices and regulates the research, clinical testing, manufacture, labeling, distribution, sale, marketing and promotion of such devices. Noncompliance with applicable requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizures of products, total or partial suspension of production, failure of the government to grant pre-market clearance or approval for devices, withdrawal of marketing approvals, and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any medical device manufactured or distributed by us.

In the United States, medical devices are classified into one of three classes (Class I, II or III). The class to which the device is assigned determines, among other things, the type of pre-marketing submission/application required for FDA clearance to market. If the device is classified as Class I or II, and if it is not exempt, a 510(k) pre-market notification will be required for marketing. Under

FDA regulations, Class I devices are subject to general controls (for example, labeling, pre-market notification and adherence to Quality System Regulations ("QSRs") requirements). Class II devices receive marketing clearance through a 510(k) pre-market notification. For Class III devices, a pre-market approval ("PMA") application will be required unless the device is a pre-amendments device (on the market prior to the passage of the medical device amendments in 1976, or substantially equivalent to such a device) and PMAs have not been called for. In that case, a 510(k) will be the route to market. A 510(k) clearance will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed Class I or II medical device, or to a Class III medical device for which the FDA has not called for a PMA. The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device or that additional information or data are needed before a substantial equivalence determination can be made. A request for additional data may require that clinical studies of the device's safety and efficacy be performed.

Commercial distribution of a device for which a 510(k) notification is required can begin only after the FDA issues an order finding the device to be "substantially equivalent" to a previously cleared device. The FDA has recently been requiring a more rigorous demonstration of substantial equivalence than in the past. Even in cases where the FDA grants a 510(k) clearance, it can take the FDA between three and six months from the date of submission to grant a 510(k) clearance, but it may take longer.

A "not substantially equivalent" determination, or a request for additional information, could delay the market introduction of new products that fall into this category and could have a materially adverse effect on our business, financial condition and results of operations. For any of our products that are cleared through the 510(k) process, such as our IQ 810 system, modifications or enhancements that could significantly affect the safety or efficacy of the device or that constitute a major change to the intended use of the device will require new 510(k) submissions.

We have obtained 510(k) clearances for all of our marketed products. We have also modified aspects of our products since receiving regulatory clearance, but we believe that new 510(k) clearances are not required for these modifications. After a device receives a 510(k) clearance or a PMA, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer's determination. If the FDA disagrees with our determination not to seek a new 510(k) clearance or PMA, the FDA may retroactively require us to seek 510(k) clearance or pre-market approval. The FDA could also require us to cease marketing and distribution and/or recall the modified device until a 510(k) clearance or a PMA approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties.

Any products manufactured or distributed by us pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record keeping requirements and reporting of adverse experiences with the use of the device. Device manufacturers are required to register their establishments and list their devices with the FDA and certain state agencies, and are subject to periodic inspections by the FDA and certain state agencies. The FDA Act requires devices to be manufactured to comply with applicable QSR regulations which impose certain procedural and documentation requirements upon us with respect to design, development, manufacturing and quality assurance activities. We are subject to unannounced inspections by the FDA and the Food and Drug Branch of the California Department of Health Services, or CDHS, to determine our compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of our subcontractors.

Labeling and promotion activities are subject to scrutiny by the FDA and in certain instances, by the Federal Trade Commission. The FDA actively enforces regulations prohibiting marketing of products for unapproved uses. We and our products are also subject to a variety of state laws and regulations in those states or localities where our products are or will be marketed. Any applicable state or local regulations may hinder our ability to market our products in those states or localities. Manufacturers are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We may be required to incur significant costs to comply with such laws and regulations now or in the future. Such laws or regulations may have a material adverse effect upon our ability to do business.

Export of our products is regulated by the FDA and is covered by the Export Amendment of 1996, which greatly expanded the export of approved and unapproved United States medical devices. However, some foreign countries require manufacturers to provide an FDA certificate for products for export ("CPE") which requires the device manufacturer to certify to the FDA that the product has been granted pre-market clearance in the United States and that the manufacturing facilities appeared to be in compliance with QSR at the time of the last QSR inspection. The FDA will refuse to issue a CPE if significant outstanding QSR violations exist.

We are also regulated under the Radiation Control for Health and Safety Act, which requires laser products to comply with performance standards, including design and operation requirements, and manufacturers to certify in product labeling and in reports to the FDA that their products comply with all such standards. The law also requires laser manufacturers to file new product and annual reports, maintain manufacturing, testing and sales records and report product defects. Various warning labels must be affixed and certain protective devices installed, depending on the class of the product.

The introduction of our products in foreign markets will also subject us to foreign regulatory clearances which may impose substantial additional costs and burdens. International sales of medical devices are subject to the regulatory requirements of each country. The regulatory review process varies from country to country. Many countries also impose product standards, packaging requirements, labeling requirements and import restrictions on devices. In addition, each country has its own tariff regulations, duties and tax requirements. The approval by the FDA and foreign government authorities is unpredictable and uncertain. The necessary approvals or clearances may not be granted on a timely basis, if at all. Delays in receipt of, or a failure to receive, such approvals or clearances, or the loss of any previously received approvals or clearances, could have a material adverse effect on our business, financial condition and results of operations.

Changes in existing requirements or adoption of new requirements or policies by the FDA or other foreign and domestic regulatory authorities could adversely affect our ability to comply with regulatory requirements. Failure to comply with regulatory requirements could have a material adverse effect on our business, financial condition and results of operations. We may be required to incur significant costs to comply with laws and regulations in the future. These laws or regulations may have a material adverse effect upon our business, financial condition or results of operations.

Reimbursement

The cost of a significant portion of medical care in the United States is funded by government programs, health maintenance organizations and private insurance plans. Our ophthalmology products are typically purchased by doctors, clinics, hospitals and other users, which bill various third-party payers, such as government programs and private insurance plans, for the health care services provided to their patients. Government imposed limits on reimbursement of hospitals and other health care providers have significantly affected the spending budgets of doctors, clinics and hospitals to acquire new equipment, including our products. Under certain government insurance programs, a health care provider is reimbursed for a fixed sum for services rendered in treating a patient, regardless of the actual charge for such treatment. The Center for Medicare and Medicaid Services reimburses hospitals on a prospectively-determined fixed amount for the costs associated with an in-patient hospitalization based on the patient's discharge diagnosis, regardless of the actual costs incurred by the hospital or physician in furnishing the care and regardless of the specific devices used in that procedure.

Private third-party reimbursement plans are also developing increasingly sophisticated methods of controlling health-care costs by imposing limitations on reimbursable procedures and the exploration of more cost-effective methods of delivering health care. In general, these government and private measures have caused health care providers, including our customers, to be more selective in the purchase of medical products. In addition, changes in government regulation or in private third-party payers' policies may limit or eliminate reimbursement for procedures employing our products, which could have a material adverse effect on our business, results of operations and financial condition. See Item 1A Risk Factors - Factors That May Affect Future Results - *"Our Operating Results May be Adversely Affected by Uncertainty Regarding Healthcare Reform Measures and Changes in Third Party Coverage and Reimbursement Policies.*

Doctors, clinics, hospitals and other users of our products may not obtain adequate reimbursement for use of our products from third-party payers. While we believe that the laser procedures using our products have generally been reimbursed, payers may deny coverage and reimbursement for our products if they determine that the device was not reasonable and necessary for the purpose used, was investigational or was not cost-effective.

Backlog and Seasonality

We generally do not maintain a high level of backlog. As a result, we do not believe that our backlog at any particular time is indicative of future sales levels. Our quarterly results have been, and are expected to continue to be, affected by seasonal factors. For example, our European sales during the third quarter are generally lower due to many businesses being closed for the summer vacation season.

Employees

Currently, we have a total of 106 full-time equivalent employees engaged in our ongoing ophthalmology operations, including 54 in operations and service, 25 in sales and marketing, 15 in research and development and 12 in finance and administration. We also employ, from time to time, a number of temporary and part-time employees as well as consultants on a contract basis. At December

29, 2012, we employed 19 such persons. Our future success will depend in part on our ability to attract, train, retain and motivate highly qualified employees, who are in great demand. We may not be successful in attracting and retaining such personnel. Our employees are not represented by a collective bargaining organization, and we have never experienced a work stoppage or strike. We consider our employee relations to be good.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available, free of charge, on our website at www.IRIDEX.com, as soon as reasonably practicable after such reports are electronically filed with the Securities and Exchange Commission, however, the information on, or that can be accessed through, our website is not part of this report. Additionally, these filings may also be accessed through the SEC's website at www.sec.gov. Further, a copy of this Annual Report on Form 10-K is located at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

Item 1A. Risk Factors

Factors That May Affect Future Results

In addition to the other information contained in this Annual Report Form 10-K, we have identified the following risks and uncertainties that may have a material adverse effect on our business, common stock price, financial condition or results of operations. You should carefully consider the risks described below before making an investment decision.

In February 2012, We Sold our Aesthetics Business Unit and Our Operating Results Will Be Adversely Affected in the Near Term as a Result of this Sale.

In February 2012, we completed the sale of our aesthetics business. Prior to the sale, our aesthetics business covered its direct costs and therefore contributed to the profitability of the overall company to remain profitable. In addition, we provided the purchaser typical indemnification provisions associated with this type of transaction, and there is a risk that an adverse event may occur that requires us to fulfill our indemnity obligation. In the near term these factors will have a material adverse effect on our business, financial condition and results of operations.

Our Operating Results May Fluctuate from Quarter to Quarter and Year to Year.

Our sales and operating results may vary significantly from quarter to quarter and from year to year in the future. Our operating results are affected by a number of factors, many of which are beyond our control. Factors contributing to these fluctuations include the following:

- general economic uncertainties and political concerns;
- the timing of the introduction and market acceptance of new products, product enhancements and new applications;
- changes in demand for our existing line of ophthalmology products;
- the cost and availability of components and subassemblies, including the willingness and ability of our sole or limited source suppliers to timely deliver components at the times and prices that we have planned;
- our ability to maintain sales volumes at a level sufficient to cover fixed manufacturing and operating costs;
- fluctuations in our product mix within ophthalmology products and foreign and domestic sales;
- our ability to address our liquidity issues should the need occur;
- the effect of regulatory approvals and changes in domestic and foreign regulatory requirements;

- introduction of new products, product enhancements and new applications by our competitors, entry of new competitors into our markets, pricing pressures and other competitive factors;

- our long and highly variable sales cycle;

- changes in the prices at which we can sell our products;

- changes in customers' or potential customers' budgets as a result of, among other things, reimbursement policies of government programs and private insurers for treatments that use our products; and

- increased product innovation costs.

In addition to these factors, our quarterly results have been, and are expected to continue to be, affected by seasonal factors. For example, our European sales during the third quarter are generally lower due to many businesses being closed for the summer vacation season.

Our expense levels are based, in part, on expected future sales. If sales levels in a particular quarter do not meet expectations, we may be unable to adjust operating expenses quickly enough to compensate for the shortfall of sales, and our results of operations may be adversely affected. In addition, we have historically made a significant portion of each quarter's product shipments near the end of the quarter. If that pattern continues, any delays in shipment of products could have a material adverse effect on results of operations for such quarter. Due to these and other factors, we believe that quarter to quarter and year to year comparisons of our past operating results may not be meaningful. You should not rely on our results for any quarter or year as an indication of our future performance. Our operating results in future quarters and years may be below expectations, which would likely cause the price of our common stock to fall.

Our Stock Price Has Been and May Continue to be Volatile and an Investment in Our Common Stock Could Suffer a Decline in Value.

The trading price of our common stock has been subject to wide fluctuations in response to a variety of factors, some of which are beyond our control, including quarterly variations in our operating results, announcements by us or our competitors of new products or of significant clinical achievements, changes in market valuations of other similar companies in our industry and general market conditions. In addition, the trading price of our common stock has been significantly adversely affected by our recent operating performance and by liquidity issues. For fiscal year 2012, the trading price of our common stock fluctuated from a low of $3.10 per share to a high of $4.48 per share. There can be no assurance that our common stock trading price will not suffer declines. Our common stock may experience an imbalance between supply and demand resulting from low trading volumes and therefore broad market fluctuations could have a significant impact on the market price of our common stock regardless of our performance.

We Rely on Continued Market Acceptance of Our Existing Products and Any Decline in Sales of Our Existing Products Would Adversely Affect Our Business and Results of Operations.

We currently market visible and infrared medical laser systems and delivery devices to the ophthalmology market. We believe that continued and increased sales, if any, of these medical laser systems is dependent upon a number of factors including the following:

- acceptance of product performance, features, ease of use, scalability and durability;

- recommendations and opinions by ophthalmologists, other clinicians, and their associated opinion leaders;

- clinical study outcomes;

- price of our products and prices of competing products and technologies particularly in light of the current macro-economic environment where healthcare systems and healthcare operators are becoming increasingly price sensitive;

- availability of competing products, technologies and alternative treatments; and

- level of reimbursement for treatments administered with our products.

In addition, we derive a meaningful portion of our sales in the form of recurring revenues from selling consumable instrumentation including our EndoProbe devices and service. Our ability to increase recurring revenues from the sale of consumable products will depend primarily upon the features of our current products and product innovation, the quality of our products, ease of use and prices of our products, including the relationship to prices of competing products. The level of our service revenues will depend on the quality of service we provide and the responsiveness and the willingness of our customers to request our services rather than purchase competing products or services. Any significant decline in market acceptance of our products or our revenues derived from the sales of laser consoles, delivery devices, consumables or services may have a material adverse effect on our business, results of operations and financial condition.

We Face Strong Competition in Our Markets and Expect the Level of Competition to Grow in the Foreseeable Future.

Competition in the market for devices used for ophthalmic treatment procedures is intense and is expected to increase. Our competitive position depends on a number of factors including product performance, characteristics and functionality, ease of use, scalability, durability and cost. Our principal competitors in ophthalmology are Alcon Inc., Carl Zeiss Meditec AG, Nidek Co. Ltd., Synergetics, Topcon Corporation, Ellex Medical Lasers, Ltd., Quantel Medical SA, and Lumenis Ltd. Most of these companies currently offer a competitive, semiconductor-based laser system for ophthalmology. Also within ophthalmology, pharmaceutical alternative treatments for AMD and DME such as Lucentis/Avastin (Genentech), Eylea (Regeneron), and to a lesser extent Visudyne (Novartis), Macugen (OSI Pharmaceuticals) and Ozurdex (Allergan) compete rigorously with traditional laser procedures. A number of these competitors have substantially greater financial, engineering, product development, manufacturing, marketing and technical resources than we do, including greater name recognition, and benefit from long-standing customer relationships. Some medical companies, academic and research institutions, or others, may develop new technologies or therapies that are more effective in treating conditions targeted by us or are less expensive than our current or future products. Any such developments could have a material adverse effect on our business, financial condition and results of operations.

Our Operating Results May be Adversely Affected by Uncertainty Regarding Healthcare Reform Measures and Changes in Third Party Coverage and Reimbursement Policies.

The recent decision to uphold the Patient Protection and Affordable Care Act means that we will be required to pay a 2.3% tax on our products sold in the US. If we are not able to pass this tax onto our customers, our profits will be significantly reduced or losses significantly enlarged.

Changes in government legislation or regulation or in private third-party payers' policies toward reimbursement for procedures employing our products may prohibit adequate reimbursement. There have been a number of legislative and regulatory proposals to change the healthcare system, reduce the costs of healthcare and change medical reimbursement policies. Doctors, clinics, hospitals and other users of our products may decline to purchase our products to the extent there is uncertainty regarding reimbursement of medical procedures using our products and any healthcare reform measures. Further proposed legislation, regulation and policy changes affecting third party reimbursement are likely. We are unable to predict what legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future, or what effect such legislation or regulation may have on us. However, denial of coverage and reimbursement of our products would have a material adverse effect on our business, results of operations and financial condition.

Our ophthalmology products are typically purchased by doctors, clinics, hospitals and other users, which bill various third-party payers, such as governmental programs and private insurance plans, for the health care services provided to their patients. Third-party payers are increasingly scrutinizing and challenging the coverage of new products and the level of reimbursement for covered products. Doctors, clinics, hospitals and other users of our products may not obtain adequate reimbursement for use of our products from third-party payers. While we believe that the laser procedures using our products have generally been reimbursed, payers may deny coverage and reimbursement for our products if they determine that the device was not reasonable and necessary for the purpose used, was investigational or was not cost-effective.

We Depend on International Sales for a Significant Portion of Our Operating Results.

We derive, and expect to continue to derive, a large portion of our revenues from international sales. For the fiscal year ended December 29, 2012, our international ophthalmology sales were $15.4 million or 45.4% of total revenue. We anticipate that international sales will continue to account for a significant portion of our revenues in the foreseeable future. For our continuing ophthalmology business, none of our international revenues and costs has been denominated in foreign currencies. As a result, an increase in the value of the U.S. dollar relative to foreign currencies makes our products more expensive and thus less competitive in foreign markets. Our international operations and sales are subject to a number of risks and potential costs, including:

- impact of recessions in global economies and availability of credit;
- impact of international conflicts, terrorist and military activity, civil unrest;
- fluctuations in foreign currency exchange rates;
- foreign certification requirements, including continued ability to use the "CE" mark in Europe, and other local regulatory requirements;
- performance of our international channel of distributors;
- longer accounts receivable collection periods;
- differing local product preferences and product requirements;
- cultural differences;
- changes in foreign medical reimbursement and coverage policies and programs;
- political and economic instability;
- reduced or limited protections of intellectual property rights in jurisdictions outside the United States;
- potentially adverse tax consequences; and
- multiple protectionist, adverse and changing foreign governmental laws and regulations.

Any one or more of these factors stated above could have a material adverse effect on our business, financial condition or results of operations.

As we expand our existing international operations we may encounter new risks. For example, as we focus on building our international sales and distribution networks in new geographic regions, we must continue to develop relationships with qualified local distributors and trading companies. If we are not successful in developing these relationships, we may not be able to grow sales in these geographic regions. These or other similar risks could adversely affect our revenues and profitability.

Our Future Success Depends on Our Ability to Develop and Successfully Introduce New Products and New Applications.

Our future success is dependent upon, among other factors, our ability to develop, obtain regulatory approval or clearance of, manufacture and market new products. Successful commercialization of new products and new applications will require that we effectively transfer production processes from research and development to manufacturing and effectively coordinate with our suppliers. In addition, we must successfully sell and achieve market acceptance of new products and applications and enhanced versions of existing products. The extent of, and rate at which, market acceptance and penetration are achieved by future products is a function of many variables, which include, among other things, price, safety, efficacy, reliability, marketing and sales efforts, the development of new applications for these products, the availability of third-party reimbursement of procedures using our new products, the existence of competing products and general economic conditions affecting purchasing patterns. Our ability to market and sell new products may also be subject to government regulation, including approval or clearance by the FDA and foreign government agencies. Any failure in our ability to successfully develop and introduce new products or enhanced versions of existing products and achieve market acceptance of new products and new applications could have a material adverse effect on our operating results and would cause our net revenues to decline.

We Depend on Collaborative Relationships to Develop, Introduce and Market New Products, Product Enhancements and New Applications.

We depend on both clinical and commercial collaborative relationships. We have entered into collaborative relationships with academic medical centers and physicians in connection with the research and innovation and clinical testing of our products.

Commercially, we currently have a distribution and licensing agreement with Alcon for our GreenTip SoftTip Cannula. Sales of and royalties from the GreenTip Soft Tip cannula are dependent upon the sales performance of Alcon, which depends on their efforts which is beyond our control. Historically, we have collaborated with Bausch & Lomb to design and manufacture a solid-state green wavelength (532nm) laser photocoagulator module for Bausch & Lomb, called the Millennium Endolase module. Bausch & Lomb has introduced a new product to replace the product that included the Millennium Endolase module and as such we have seen sales to Bausch & Lomb decline and we anticipate that sales will continue to decline. The failure to obtain any additional future clinical or commercial collaborations and the resulting failure or success of such arrangements of any current or future clinical or commercial collaboration relationships could have a material adverse effect on our ability to introduce new products or applications and therefore could have a material adverse effect on our business, results of operations and financial condition.

While We Devote Significant Resources to Research and Development, Our Research and Development May Not Lead to New Products that Achieve Commercial Success.

The Company's ability to generate incremental revenue growth will depend, in part, on the successful outcome of research and development activities, including clinical trials that lead to the development of new products and new applications using our products. Our research and development process is expensive, prolonged, and entails considerable uncertainty. Due to the complexities and uncertainties associated with ophthalmic research and development, products we are currently developing may not complete the development process or obtain the regulatory approvals required to market such products successfully. The products currently in our development pipeline may not be approved by regulatory entities and may not be commercially successful, and our current and planned products could be surpassed by more effective or advanced products of current or future competitors. Therefore, even if we are able to successfully develop enhancements or new generations of our products, these enhancements or new generations of products may not produce revenue in excess of the costs of development and they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying new technologies or features.

Efforts to Acquire Additional Companies or Product Lines May Divert Our Managerial Resources Away from Our Business Operations, and If We Complete Additional Acquisitions, We May Incur or Assume Additional Liabilities or Experience Integration Problems.

Since 1989, we have completed 6 acquisitions. As part of our growth strategy we seek to acquire businesses or product lines for various reasons, including adding new products, adding new customers, increasing penetration with existing customers, adding new manufacturing capabilities or expanding into new geographic markets. Our ability to successfully grow through acquisitions depends upon our ability to identify, negotiate, complete and integrate suitable acquisitions and to obtain any necessary financings. These efforts could divert the attention of our management and key personnel from our business operations. If we complete future acquisitions, we may also experience:

- difficulties integrating any acquired products into our existing business;
- delays in realizing the benefits of the acquired products;
- diversion of our management's time and attention from other business concerns;
- adverse customer reaction to the product acquisition; and
- increases in expenses.

Any one or more of these factors stated above could have a material adverse effect on our business, financial condition or results of operations. Furthermore, acquisitions could materially impair our operating results by causing us to amortize acquired assets, incur acquisition expenses and add debt.

We Are Exposed to Risks Associated With Worldwide Economic Slowdowns and Related Uncertainties.

We are subject to macro-economic fluctuations in the U.S. and worldwide economy. Concerns about consumer and investor confidence, volatile corporate profits and reduced capital spending, international conflicts, terrorist and military activity, civil unrest and pandemic illness could reduce customer orders or cause customer order cancellations. In addition, political and social turmoil related to international conflicts and terrorist acts may put further pressure on economic conditions in the United States and abroad.

Weak economic conditions and declines in consumer spending and consumption may harm our operating results. Purchases of our products are often discretionary. During uncertain economic times, customers or potential customers may delay, reduce or forego their purchases of our products and services, which may impact our business in a number of ways, including lower prices for our products and services and reducing or delaying sales. There could be a number of follow-on effects from economic uncertainty on our business, including insolvency of key suppliers resulting in product delays, delays in customer payments of outstanding accounts receivable and/or customer insolvencies, counterparty failures negatively impacting our operations, and increasing expense or inability to obtain future financing.

If economic uncertainty persisted, or if the economy entered a prolonged period of decelerating growth, our results of operations may be harmed.

If We Cannot Increase Our Sales Volumes, Reduce Our Costs or Introduce Higher Margin Products to Offset Anticipated Reductions in the Average Unit Price of Our Products, Our Operating Results May Suffer.

The average unit price of our products may decrease in the future in response to changes in product mix, competitive pricing pressures, new product introductions by our competitors or other factors. If we are unable to offset the anticipated decrease in our average selling prices by increasing our sales volumes or through new product introductions, our net revenues will decline. In addition, to maintain our gross margins we must continue to reduce the manufacturing cost of our products. If we cannot maintain our gross margins our business could be seriously harmed, particularly if the average selling price of our products decreases significantly without a corresponding increase in sales.

If We Fail to Manage Growth Effectively, Our Business Could Be Disrupted Which Could Harm Our Operating Results.

We have experienced and may in the future experience growth in our business, both organically and through the acquisition of businesses and products. We have made and expect to continue to make significant investments to enable our future growth through, among other things, new product innovation and clinical trials for new applications and products. We must also be prepared to expand our work force and to train, motivate and manage additional employees as the need for additional personnel arises. Our personnel, systems, procedures and controls may not be adequate to support our future operations. Any failure to effectively manage future growth could have a material adverse effect on our business, results of operations and financial condition.

We Rely on Our Direct Sales Force and Network of International Distributors to Sell Our Products and Any Failure to Maintain Our Direct Sales Force and Distributor Relationships Could Harm Our Business.

Our ability to sell our products and generate revenues depends upon our direct sales force within the United States and relationships with independent distributors outside the United States. Currently our direct sales force within the United States consists of 11 employees focused and we maintain relationships with approximately 70 independent distributors internationally selling our products into over 100 countries, managed by a team of 5 people. We generally grant our distributors exclusive territories for the sale of our products in specified countries. The amount and timing of resources dedicated by our distributors to the sales of our products is not within our control. Our international sales are entirely dependent on the efforts of these third parties. If any distributor breaches the terms of its distribution agreement with us or fails to generate sales of our products, we may be forced to replace the distributor and our ability to sell our products into that exclusive sales territory would be adversely affected.

We do not have any long-term employment contracts with the members of our direct sales force. We may be unable to replace our direct sales force personnel with individuals of equivalent technical expertise and qualifications, which may harm our revenues and our ability to maintain market share. Similarly, our distributor agreements are generally terminable at will by either party and distributors may terminate their relationships with us, which would affect our international sales and results of operations.

We Rely on Patents and Proprietary Rights to Protect our Intellectual Property and Business.

Our success and ability to compete is dependent in part upon our proprietary information. We rely on a combination of patents, trade secrets, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our intellectual property rights. We file patent applications to protect technology, inventions and improvements that are significant to the development of our business. We have been issued 26 United States patents and 17 foreign patents on the technologies related to our products and processes. We have nine pending patent applications in the United States and seven foreign pending patent applications that have been filed. Our patent applications may not be approved. The acquisition of the RetinaLabs assets included five additional patents. Any patents granted now or in the future may offer only limited protection against potential infringement and development by our competitors of competing products. Moreover, our competitors, many of which have substantial resources and have made substantial investments in competing technologies, may seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products either in the United States or in international markets.

Patents have a limited lifetime and once a patent expires competition may increase. For example, our "Connector Patent" used to connect our delivery devices (consumable & durable) to our laser consoles expired in 2010. Delivery devices which do not utilize our Connector Patent technology are not recognized by our laser consoles. We derive, and expect to continue to derive, a large portion of our recurring revenue and profits from sales of our consumable EndoProbe devices. Expiration of this patent may increase competition from our competitors for our consumable EndoProbe device business and there can be no guarantees that we will maintain our market share of this business.

In addition to patents, we rely on trade secrets and proprietary know-how which we seek to protect, in part, through proprietary information agreements with employees, consultants and other parties. Our proprietary information agreements with our employees and consultants contain industry standard provisions requiring such individuals to assign to us without additional consideration any inventions conceived or reduced to practice by them while employed or retained by us, subject to customary exceptions. Proprietary information agreements with employees, consultants and others may be breached, and we may not have adequate remedies for any breach. Also, our trade secrets may become known to or independently developed by competitors.

The laser and medical device industry is characterized by frequent litigation regarding patent and other intellectual property rights. Companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. Numerous patents are held by others, including academic institutions and our competitors. Patent applications filed in the United States after November 2000 generally will be published eighteen months after the filing date. However, since patent applications continue to be maintained in secrecy for at least some period of time, both within the United States and with regards to international patent applications, we cannot assure you that our technology does not infringe any patents or patent applications held by third parties. We have, from time to time, been notified of, or have otherwise been made aware of, claims that we may be infringing upon patents or other proprietary intellectual property owned by others. If it appears necessary or desirable, we may seek licenses under such patents or proprietary intellectual property. Although patent holders commonly offer such licenses, licenses under such patents or intellectual property may not be offered or the terms of any offered licenses may not be reasonable.

Any claims, with or without merit, and regardless of whether we are successful on the merits, would be time-consuming, result in costly litigation and diversion of technical and management personnel, cause shipment delays or require us to develop non-infringing technology or to enter into royalty or licensing agreements. For example, during fiscal year 2007, the Company settled patent litigations with Synergetics, Inc., which was time-consuming, costly and a diversion of technical and management personnel. An adverse determination in a judicial or administrative proceeding and failure to obtain necessary licenses or develop alternate technologies could prevent us from manufacturing and selling our products, which would have a material adverse effect on our business, results of operations and financial condition.

If We Lose Key Personnel or Fail to Integrate Replacement Personnel Successfully, Our Ability to Manage Our Business Could Be Impaired.

Our future success depends upon the continued service of our key management, technical, sales, and other critical personnel. Our officers and other key personnel are employees-at-will, and we cannot assure you that we will be able to retain them. Key personnel have left our Company in the past, and there likely will be additional departures of key personnel from time to time in the future. The loss of any key employee could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of Company initiatives, and the results of our operations. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain highly qualified personnel. Competition for qualified personnel in our industry and the San Francisco Bay Area, as well as other geographic markets in which we recruit, is intense and characterized by increasing salaries, which may increase our operating expenses or hinder our ability to recruit qualified candidates. In addition, the integration of replacement personnel could be time consuming, may cause additional disruptions to our operations, and may be unsuccessful.

If We Fail to Accurately Forecast Demand For Our Product and Component Requirements For the Manufacture of Our Product, We Could Incur Additional Costs or Experience Manufacturing Delays and May Experience Lost Sales or Significant Inventory Carrying Costs.

We use quarterly and annual forecasts based primarily on our anticipated product orders to plan our manufacturing efforts and determine our requirements for components and materials. It is very important that we accurately predict both the demand for our product and the lead times required to obtain the necessary components and materials. Lead times for components vary significantly and depend on numerous factors, including the specific supplier, the size of the order, contract terms and current market demand for such components. If we overestimate the demand for our product, we may have excess inventory, which would increase our costs. If we underestimate demand for our product and consequently, our component and materials requirements, we may have inadequate inventory, which could interrupt our manufacturing, delay delivery of our product to our customers and result in the loss of customer sales. Any of these occurrences would negatively impact our business and operating results.

We Depend on Sole Source or Limited Source Suppliers.

We rely on third parties to manufacture substantially all of the components used in our products, including optics, laser diodes and crystals. We have some long term or volume purchase agreements with our suppliers and currently purchase components on a purchase order basis. Some of our suppliers and manufacturers are sole or limited sources. In addition, some of these suppliers are relatively small private companies whose operations may be disrupted or discontinued at any time. There are risks associated with the use of independent manufacturers, including the following:

- unavailability of shortages or limitations on the ability to obtain supplies of components in the quantities that we require;
- delays in delivery or failure of suppliers to deliver critical components on the dates we require;
- failure of suppliers to manufacture components to our specifications, and potentially reduced quality; and
- inability to obtain components at acceptable prices.

Our business and operating results may suffer from the lack of alternative sources of supply for critical sole and limited source components. The process of qualifying suppliers is complex, requires extensive testing with our products, and may be lengthy, particularly as new products are introduced. New suppliers would have to be educated in our production processes. In addition, the use of alternate components may require design alterations to our products and additional product testing under FDA and relevant foreign regulatory agency guidelines, which may delay sales and increase product costs. Any failures by our vendors to adequately supply limited and sole source components may impair our ability to offer our existing products, delay the submission of new products for regulatory approval and market introduction, materially harm our business and financial condition and cause our stock price to decline. Establishing our own capabilities to manufacture these components would be expensive and could significantly decrease our profit margins. Our business, results of operations and financial condition would be adversely affected if we are unable to continue to obtain components in the quantity and quality desired and at the prices we have budgeted .

If We Fail to Maintain Our Relationships With Health Care Providers, Customers May Not Buy Our Products and Our Revenue and Profitability May Decline.

We market our products to numerous health care providers, including physicians, hospitals, ambulatory surgical centers, government affiliated groups and group purchasing organizations. We have developed and strive to maintain close relationships with members of each of these groups who assist in product research and development and advise us on how to satisfy the full range of surgeon and patient needs. We rely on these groups to recommend our products to their patients and to other members of their organizations. The failure of our existing products and any new products we may introduce to retain the support of these various groups could have a material adverse effect on our business, financial condition and results of operations.

We Face Manufacturing Risks.

The manufacture of our infrared and visible laser consoles and the related delivery devices is a highly complex and precise process. We assemble critical subassemblies and substantially all of our final products at our facility in Mountain View, California. We may experience manufacturing difficulties, quality control issues or assembly constraints, particularly with regard to new products that we may introduce. If our sales increase substantially we may need to increase our production capacity and may not be able to do so in a timely, effective, or cost efficient manner. We may not be able to manufacture sufficient quantities of our products, which may require that we qualify other manufacturers for our products. Furthermore, we may experience delays, disruptions, capacity constraints or quality control problems in our manufacturing operations and as a result, product shipments to our customers could be delayed, which would negatively impact our net revenues.

If Our Facilities Were To Experience Catastrophic Loss, Our Operations Would Be Seriously Harmed.

Our facilities could be subject to catastrophic loss such as fire, flood or earthquake. All of our research and development activities, manufacturing, our corporate headquarters and other critical business operations are located near major earthquake faults in Mountain View, California. Any such loss at any of our facilities could disrupt our operations, delay production, shipments and revenue and result in large expense to repair and replace our facilities.

We Are Subject To Government Regulations Which May Cause Us to Delay or Withdraw the Introduction of New Products or New Applications for Our Products.

The medical devices that we market and manufacture are subject to extensive regulation by the FDA and by foreign and state governments. Under the Federal Food, Drug and Cosmetic Act and the related regulations, the FDA regulates the design, development, clinical testing, manufacture, labeling, sale, distribution and promotion of medical devices. Before a new device can be introduced into the market, the product must undergo rigorous testing and an extensive regulatory review process implemented by the FDA under federal law. Unless otherwise exempt, a device manufacturer must obtain market clearance through either the 510(k) premarket notification process or the lengthier premarket approval application process. Depending upon the type, complexity and novelty of the device and the nature of the disease or disorder to be treated, the FDA process can take several years, require extensive clinical testing and result in significant expenditures. Even if regulatory approval is obtained, later discovery of previously unknown safety issues may result in restrictions on the product, including withdrawal of the product from the market. Other countries also have extensive regulations regarding clinical trials and testing prior to new product introductions. Our failure to obtain government approvals or any delays in receipt of such approvals would have a material adverse effect on our business, results of operations and financial condition.

The FDA imposes additional regulations on manufacturers of approved medical devices. We are required to comply with the applicable Quality System regulations and our manufacturing facilities are subject to ongoing periodic inspections by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed as part of the product approval process before being utilized for commercial manufacturing. Noncompliance with the applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, withdrawal of marketing approvals, and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device we manufacture or distribute. Any of these actions by the FDA would materially and adversely affect our ability to continue operating our business and the results of our operations.

In addition, we are also subject to varying product standards, packaging requirements, labeling requirements, tariff regulations, duties and tax requirements. As a result of our sales in Europe, we are required to have all products "CE" marked, an international symbol affixed to all products demonstrating compliance with the European Medical Device Directive and all applicable standards. While currently all of our released products are CE marked, continued certification is based on the successful review of our quality system by our European Registrar during their annual audit. Any loss of certification would have a material adverse effect on our business, results of operations and financial condition.

The Clinical Trial Process Required to Obtain Regulatory Approvals is Costly and Uncertain, and Could Result in Delays in New Product Introductions or Even an Inability to Release a Product.

The clinical trials required to obtain regulatory approvals for our products are complex and expensive and their outcomes are uncertain. We incur substantial expense for, and devote significant time to, clinical trials but cannot be certain that the trials will ever result in the commercial sale of a product. We may suffer significant setbacks in clinical trials, even after earlier clinical trials showed promising results. Any of our products may produce undesirable side effects that could cause us or regulatory authorities to interrupt, delay or halt clinical trials of a product candidate. We, the FDA, or another regulatory authority may suspend or terminate clinical trials at any time if they or we believe the trial participants face unacceptable health risks.

If We Fail to Comply With the FDA's Quality System Regulation and Laser Performance Standards Our Manufacturing Operations Could Be Halted, and Our Business Would Suffer.

We are currently required to demonstrate and maintain compliance with the FDA's Quality System Regulation. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. Because our products involve the use of lasers, our products also are covered by a performance standard for lasers set forth in FDA regulations. The laser performance standard imposes specific record-keeping, reporting, product testing and product labeling requirements. These requirements include affixing warning labels to laser products, as well as incorporating certain safety features in the design of laser products. The FDA enforces the QSR and laser performance standards through periodic unannounced inspections. We have been, and anticipate in the future being, subject to such inspections. Our failure to take satisfactory corrective action in response to an adverse QSR inspection or our failure to comply with applicable laser performance standards could result in enforcement actions, including a public warning letter, a shutdown of our manufacturing operations, a recall of our products, civil or criminal penalties, or other sanctions, such as those described in the preceding risk factor above, which would cause our sales and business to suffer.

If We Modify One of Our FDA Approved Devices, We May Need to Seek Reapproval, Which, if Not Granted, Would Prevent Us from Selling Our Modified Products or Cause Us to Redesign Our Products.

Any modifications to an FDA-cleared device that would significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a premarket approval. We may not be able to obtain additional 510(k) clearances or premarket approvals for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenues and future profitability. We have made modifications to our devices in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees, and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified devices, which could harm our operating results and require us to redesign our products.

Because We Do Not Require Training for Users of Our Products, and Sell Our Products to Non-physicians, There Exists an Increased Potential for Misuse of Our Products, Which Could Harm Our Reputation and Our Business.

Federal regulations restrict the sale of our products to or on the order of "licensed practitioners." The definition of "licensed practitioners" varies from state to state. As a result, our products may be purchased or operated by physicians with varying levels of training, and in many states by non-physicians, including nurse practitioners and technicians. Outside the United States, many jurisdictions do not require specific qualifications or training for purchasers or operators of our products. We do not supervise the procedures performed with our products, nor do we require that direct medical supervision occur. We, and our distributors, generally offer but do not require purchasers or operators of our products to attend training sessions. In addition, we sometimes sell our systems to companies that rent our systems to third parties and that provide a technician to perform the procedure. The lack of training and the purchase and use of our products by non-physicians may result in product misuse and adverse treatment outcomes, which could harm our reputation and expose us to costly product liability litigation.

Inability of Customers Obtaining Credit or Material Increases in Interest Rates May Harm Our Sales.

Some of our products are sold to health care providers in general practice. Many of these health care providers purchase our products with funds they secure through various financing arrangements with third party financial institutions, including credit facilities and short-term loans. If availability of credit becomes more limited, or interest rates increase, these financing arrangements may be harder to obtain or more expensive to our customers, which may decrease demand for our products. Any reduction in the sales of our products would cause our business to suffer.

Some of Our Laser Systems Are Complex in Design and May Contain Defects That Are Not Detected Until Deployed By Our Customers, Which Could Increase Our Costs and Reduce Our Revenues.

Laser systems are inherently complex in design and require ongoing regular maintenance. The manufacture of our lasers, laser products and systems involves a highly complex and precise process. As a result of the technical complexity of our products, changes in our or our suppliers' manufacturing processes or the inadvertent use of defective materials by us or our suppliers could result in a material adverse effect on our ability to achieve acceptable manufacturing yields and product reliability. To the extent that we do not achieve such yields or product reliability, our business, operating results, financial condition and customer relationships would be adversely affected. We provide warranties on certain of our product sales, and allowances for estimated warranty costs are recorded during the period of sale. The determination of such allowances requires us to make estimates of failure rates and expected costs to repair or replace the products under warranty. We currently establish warranty reserves based on historical warranty costs. If actual return rates and/or repair and replacement costs differ significantly from our estimates, adjustments to recognize additional cost of revenues may be required in future periods.

Our customers may discover defects in our products after the products have been fully deployed and operated under peak stress conditions. In addition, some of our products are combined with products from other vendors, which may contain defects. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to identify and fix defects or other problems, we could experience, among other things:

- loss of customers;
- increased costs of product returns and warranty expenses;
- damage to our brand reputation;

- failure to attract new customers or achieve market acceptance;
- diversion of development and engineering resources; and
- legal actions by our customers.

The occurrence of any one or more of the foregoing factors could seriously harm our business, financial condition and results of operations.

Our Products Could Be Subject to Recalls Even After Receiving FDA Approval or Clearance. A Recall Would Harm Our Reputation and Adversely Affect Our Operating Results.

The FDA and similar governmental authorities in other countries in which we market and sell our products have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. A government mandated recall, or a voluntary recall by us, could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling. A recall could divert management's attention, cause us to incur significant expenses, harm our reputation with customers and negatively affect our future sales.

If Product Liability Claims are Successfully Asserted Against Us, We may Incur Substantial Liabilities That May Adversely Affect Our Business or Results of Operations.

We may be subject to product liability claims from time to time. Our products are highly complex and some are used to treat extremely delicate eye tissue. We believe we maintain adequate levels of product liability insurance but product liability insurance is expensive and we might not be able to obtain product liability insurance in the future on acceptable terms or in sufficient amounts to protect us, if at all. A successful claim brought against us in excess of our insurance coverage could have a material adverse effect on our business, results of operations and financial condition.

Item 1. B Unresolved Staff Comments

None.

Item 2. Properties

We lease 37,000 square feet of space in Mountain View, California. This facility is being substantially utilized for all of our manufacturing, research and development efforts and also serves as our corporate headquarters.

Management believes that these facilities are adequate for our current needs and that suitable additional space or an alternative space would be available as needed in the future on commercially reasonable terms.

Item 3. Legal Proceedings

From time to time, we may be involved in legal proceedings arising in the ordinary course of business. We believe there is no litigation currently pending that could have, individually or in the aggregate, a material adverse effect on our operations or financial condition.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information for Common Equity

Our common stock is currently and since our initial public offering on February 15, 1996, has been quoted on the NASDAQ Global Market under the symbol "IRIX". The following table sets forth for the periods indicated the high and low sales prices for our common stock, as reported on the NASDAQ Global Market.

	High	Low
Fiscal 2012		
Fourth Quarter	$ 4.00	$ 3.54
Third Quarter	$ 4.00	$ 3.10
Second Quarter	$ 4.37	$ 3.22
First Quarter	$ 4.48	$ 3.67
Fiscal 2011		
Fourth Quarter	$ 3.80	$ 3.15
Third Quarter	$ 4.10	$ 3.48
Second Quarter	$ 4.55	$ 3.58
First Quarter	$ 4.65	$ 3.48

On March 18, 2013 the closing price on the NASDAQ Global Market for our common stock was $4.63 per share. As of March 18, 2013, there were approximately 59 holders of record (not in street name) of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of our stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never paid cash dividends on our common stock. We currently intend to retain any earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information with respect to acquisitions by the Company of shares of its common stock during the quarter ended December 29, 2012.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	*Total Number of Shares Purchased*	*Average Price Paid per Share*
09/30/12 to 11/03/12	36,000 *(1)*	$ 3.91 *(3)*
11/04/12 to 12/01/12	3,900 *(1)*	$ 3.93 *(3)*
12/02/12 to 12/29/12	487,500 *(2)*	$ 4.10
Total	527,400	$ 4.09

(1) On May 5, 2011, the Board of Directors of the Company approved a share repurchase program and authorized the Company to repurchase up to an aggregate amount of $2.0 million worth of its outstanding shares of common stock. Each repurchase was financed by available cash balances and cash from operations. In March 2012, the Company announced an extension of the

share repurchase program through May 2013 and an increase in the amount of cash available for the program to a total of $4.0 million. On February 28, 2013, the Board approved a new one year $3.0 million stock repurchase program that replaces the prior two year $4.0 million program. Each repurchase was financed by available cash balances and cash from operations.

(2) On December 14, 2012, the Company announced the final results of its tender offer to purchase 487,500 shares of its common stock at a purchase price of $4.10 per share, which expired at 5:00 p.m., New York City time, on Friday, December 7, 2012, for a total cost of approximately $2.0 million. The purchase was financed by available cash balances and cash from operations.

(3) Average price paid per share of common stock repurchased is the execution price, including commissions paid to brokers.

Item 6. Selected Financial Data

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

IRIDEX Corporation is a leading worldwide provider of therapeutic based laser systems, delivery devices and consumable instrumentation used to treat sight-threatening eye diseases in ophthalmology. In February 2012, we sold our aesthetics business to Cutera, Inc. We view this as a significant step forward in our strategy because it allows us to focus solely on our ophthalmology business which is our core strength. Management believes that this path affords the Company with the best opportunity for long term profitable growth. In accordance with US GAAP we have disclosed the financial results from our aesthetics business as discontinued operations. This discussion and analysis will focus primarily on our ophthalmology business because this is our continuing business and therefore provides more relevant information to the reader of our financial statements both on a retrospective and prospective basis. Our ophthalmology products are sold in the United States predominantly through a direct sales force and internationally through approximately 70 independent distributors into over 100 countries.

We manage and evaluate our business in one segment - ophthalmology. We break down this segment by geography - Domestic (U.S.) and International (the rest of the world). In addition, we review trends by laser system sales (consoles and durable delivery devices) and recurring sales (single use consumable laser probes and other associated instrumentation ("consumables"), service and support).

Our ophthalmology revenues arise primarily from the sale of our IQ and OcuLight laser systems, consumables and service and support activities. Our current family of IQ products includes IQ 532, IQ 577 and IQ 810 laser photocoagulation systems and our OcuLight products include OcuLight TX, OcuLight Symphony (Laser Delivery System), OcuLight SL, OcuLight SLx, OcuLight GL and OcuLight GLx laser photocoagulation systems. Certain of our laser systems are capable of performing traditional continuous wavelength photocoagulation and our patented Fovea-Friendly MicroPulse laser photocoagulation. Towards the end of 2012, we introduced the TxCell Scanning Laser Delivery System which saves significant time in a variety of laser photocoagulation procedures in allowing physicians to deliver the laser in a multi-spot scanning mode, a more efficient method for these procedures than the traditional single spot mode. Our current family of laser probes includes a wide variety of products in 20, 23 and 25 gauge for vitreoretinal surgery and glaucoma surgery.

Sales to international distributors are made on open credit terms or letters of credit and are currently denominated in U.S. dollars and accordingly, are not subject to risks associated with currency fluctuations.

Cost of revenues consists primarily of the cost of purchasing components and sub-systems, assembling, packaging, shipping and testing components at our facility, direct labor and associated overhead; warranty, royalty and amortization of intangible assets; and depot service costs.

Research and development expenses consist primarily of personnel costs, materials to support new product development and research support provided to clinicians at medical institutions developing new applications which utilize our products; and regulatory expenses. Research and development costs have been expensed as incurred.

Sales and marketing expenses consist primarily of costs of personnel, sales commissions, travel expenses, advertising and promotional expenses.

General and administrative expenses consist primarily of costs of personnel, legal, accounting and other public company costs, insurance and other expenses not allocated to other departments.

Results of Operations - 2012, 2011 and 2010

Our fiscal year ends on the Saturday closest to December 31. Fiscal 2012 ended on December 29, 2012, fiscal 2011 ended on December 31, 2011, and fiscal 2010 ended on January 1, 2011. Fiscal years 2012, 2011 and 2010 each included 52 weeks of operations.

The following table sets forth certain data from continuing operations as a percentage of revenue from continuing operations for the periods indicated.

	Percentage of Revenue Years Ended		
	FY 2012 Dec 29, 2012	FY 2011 Dec 31, 2011	FY 2010 Jan 1, 2011
Revenues:			
Total revenues	100.0%	100.0%	100.0%
Cost of revenues	51.7	50.9	49.9
Gross margin	48.3	49.1	50.1
Operating expenses:			
Research and development	13.0	11.8	11.6
Sales and marketing	23.3	22.4	21.9
General and administrative	14.5	12.8	12.9
Legal settlement, net of expenses	0.0	(3.8)	0.0
Total operating expense	50.8	43.2	46.4
(Loss) income from operations	(2.5)	5.9	3.7
Legal settlement	2.3	2.4	2.5
Interest and other expense, net	(0.6)	(0.9)	(0.1)
(Loss) income from continuing operations before income taxes	(0.8)	7.4	6.1
(Benefit from) provision for income taxes	(0.3)	0.9	1.0
(Loss) income from continuing operations, net of tax	(0.5)	6.5	5.1
(Loss) income from discontinued operations, net of tax	(0.8)	1.4	4.3
Gain on sale of discontinued operations, net of tax	5.5	0.0	0.0
Income from discontinued operations, net of tax	4.7	1.4	4.3
Net income	4.2%	7.9%	9.4%

Comparison of 2012 and 2011

Revenues.

Total revenues from continuing operations for 2012 were $33.9 million compared with $33.2 million in 2011, an increase of $0.7 million or 2.1%. The increase was due primarily to our recurring revenues which improved as a result of the onset of revenues from the licensing and distribution agreement with Alcon. Competition for consumable products remains strong with increased price sensitivities amongst customers. Our ophthalmology system revenues remained consistent period to period. Our OEM revenue continued to decline as anticipated because this revenue is generated from a product that is now in its end of life phase.

(in millions)	FY 2012	FY 2011	Change in $	Change in %
Ophthalmology systems - domestic	$7.1	$7.2	$(0.1)	(1.4)%
Ophthalmology systems - international	9.4	9.3	0.1	1.1%
Ophthalmology recurring revenues	17.1	16.2	0.9	5.6%
Ophthalmology OEM	0.3	0.5	(0.2)	(40.0)%
Continuing operations - ophthalmology revenues	$33.9	$33.2	$0.7	2.1%

Gross Profit.

Gross profit remained level at $16.3 million in 2012 as a result of a decrease in gross margin to 48.3% in 2012, from 49.1% in 2011. Direct margins for the year were comparable to 2011. The reduction in gross margin was primarily attributable to increased manufacturing and service costs. We have increased our investment in inventory during the year with the future objective of allowing us to run our production lines more linearly throughout any particular quarter and therefore more efficiently.

Research and Development.

Research and development expenses increased $0.5 million or 12.1%, from $3.9 million in 2011 to $4.4 million in 2012. The increase is attributable to increases in headcount and project material costs incurred in engineering development projects, and patent expenses as the Company continues to focus on new product introductions.

Sales and Marketing.

Sales and marketing expenses increased $0.4 million or 5.9%, from $7.5 million in 2011 to $7.9 million in 2012. The increase is primarily attributable to increased personnel costs associated with increased headcount and marketing programs.

General and Administrative.

General and administrative expenses increased $0.7 million or 15.7%, from $4.3 million in 2011 to $4.9 million in 2012. The increase in expenses was primarily attributable to employee severance and related costs taken as part of streamlining the Company's operations in the latter half of the year.

Other Income (expense).

The Company received the final annual installment of $0.8 million from the settlement with Synergetics of legal claims related to patent infringement which was consistent with the amount received in 2011. During 2012, the remeasurement on the fair value of the earn-out liability from prior acquisitions resulted in an expense of $0.2 million.

Income Taxes.

We recorded a benefit for income taxes of $0.1 million for continuing operations for the year ended December 29, 2012 compared to a provision for income taxes of $0.3 million for the year ended December 31, 2011.The effective tax rate for the year ended December 29, 2012 was 37% compared to an effective tax rate of 12% for the year ended December 31, 2011. Our effective tax rate increased due mainly to the change from 2011 pretax income of $2.5 million to 2012 pretax loss of $0.3 million. As a result of the current year loss, the tax rate had also increased by a larger reduction in valuation allowance in the current year and the anticipated refund claim from carrying back tax loss to 2010 and 2011 for federal income tax purposes.

Comparison of 2011 and 2010

Revenues.

Total revenues from continuing operations for 2011 were $33.2 million compared with $32.3 million in 2010, an increase of $0.9 million or 2.8%. Our ophthalmology system revenues grew as a result of a resurgence in appreciation of the benefits of laser photocoagulation as a treatment modality amongst physicians and a recovery in capital spending particularly in the U.S. Competition for consumable products remains strong with increased price sensitivities amongst customers. Our OEM revenue is generated from a long standing relationship, the product is now in end of life and demand has and will continue to decline.

(in millions)	FY 2011	FY 2010	Change in $	Change in %
Ophthalmology systems - domestic	$7.2	$6.2	$1.0	16.1%
Ophthalmology systems - international	9.3	9.2	0.1	1.1%
Ophthalmology recurring revenues	16.2	16.2	0.0	0.0%
Ophthalmology OEM	0.5	0.7	(0.2)	(28.6)%
Continuing operations - ophthalmology revenues	$33.2	$32.3	$0.9	2.8%

Gross Profit.

Gross profit increased $0.1 million from $16.2 million in 2010 to $16.3 million in 2011. The increase in gross profits was driven by increased revenues offset by a reduction in gross margins from 50.1% to 49.1%. The reduction in gross margin was primarily attributable to a decrease in direct margins as a result of increased sales of lower margin systems.

Research and Development.

Research and development expenses increased $0.2 million or 4.3%, from $3.8 million in 2010 to $3.9 million in 2011. The increase is attributable to increases in headcount and therefore personnel costs incurred in engineering development projects as the Company continues to focus on new product introductions.

Sales and Marketing.

Sales and marketing expenses increased $0.4 million or 5.1%, from $7.1 million in 2010 to $7.5 million in 2011. The increase is primarily attributable to increased personnel costs associated with increased headcount and marketing programs.

General and Administrative.

General and administrative expenses increased $0.1 million or 2.3%, from $4.2 million in 2010 to $4.3 million in 2011. Expenses were stable across the two periods.

Legal Settlement, net of expenses.

In November 2011, the Company entered into a license and distribution agreement with Alcon for the IRIDEX GreenTip SoftTip Cannula family of products. As part of the agreement Alcon agreed to pay $1.5 million at signing as a settlement of past legal claims. The Company has treated this as part of its ongoing business and therefore as part of operating income because the agreement has established on ongoing commercial relationship that will benefit the Company's continuing business in subsequent periods.

Other Income (expense).

Income from the settlement with Synergetics of legal claims related to patent infringement amounted to $0.8 million for both periods. During 2012, the remeasurement on the fair value of the earn-out liability from prior acquisitions resulted in expense of $0.3 million.

Income Taxes.

We recorded a provision for income taxes on continuing operations of $0.3 million and an effective tax rate of 12% for fiscal year 2011 similar to a provision for income taxes of $0.3 million and an effective tax rate of 16% for fiscal year 2010. Our tax rate is benefiting from a reduction in the valuation allowance we currently have booked against our deferred tax asset.

Liquidity and Capital Resources

Comparison of 2012 and 2011

Liquidity is our ability to generate sufficient cash flows from operating activities to meet our obligations and commitments. In addition, liquidity includes the ability to obtain appropriate financing or to raise capital. During 2012, net cash used in continuing operating activities was $1.1 million. The use of cash resulted primarily from a net loss from continuing operations of $0.2 million less changes in working capital of $2.4 million partially offset by certain non-cash items of $1.4 million. This compares to net cash provided by continuing operating activities in 2011 of $2.3 million which was generated from net income from continuing operations of $2.1 million with non-cash items of $1.1 million less changes in working capital of $1.0 million.

As of December 29, 2012, we had cash and cash equivalents of $11.9 million, no debt outstanding and working capital of $20.7 million compared with cash and cash equivalents of $10.8 million, no debt and working capital of $20.6 million as of December 31, 2011.

Management is of the opinion that the Company's current cash and cash equivalents together with our ability to generate cash flows from operations provide sufficient liquidity to operate for the next 12 months.

Comparison of 2011 and 2010

During 2011, net cash provided by operating activities was $2.3 million which was generated from net income from continuing operations of $2.1 million with non-cash items added back of $1.1 million less changes in working capital of $1.0 million. This compares to net cash provided by continuing operating activities in 2010 of $1.1 million which was generated from $1.7 million of net income from continuing operations with non-cash items added back of $0.8 million less changes in working capital of $1.3 million.

Contractual Payment Obligations

Our contractual payment obligations that were fixed and determinable as of December 29, 2012 were as follows (in thousands):

	Payments Due by Period			
	Total	<1 year	1-3 years	3-5 years
Operating leases payments	$1,674	$ 748	$ 925	$ 1
Total contractual cash obligations	$1,674	$ 748	$ 925	$ 1

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, net sales and expenses, and the related disclosures. We base our estimates on historical experience, our knowledge of economic and market factors and various other assumptions we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies are affected by significant estimates, assumptions, and judgments used in the preparation of our consolidated financial statements.

Discontinued Operations.

Discontinued operations are presented and accounted for in accordance with Accounting Standards Codification ("ASC") 360, *Impairment or Disposal of Long-Lived Assets* ("ASC 360"). When a qualifying component of the Company is disposed of or has been classified as held for sale, the operating results of that component are removed from continuing operations for all periods presented and displayed as discontinued operations if: (a) elimination of the component's operations and cash flows from the Company's ongoing operations has occurred (or will occur) and (b) significant continuing involvement by the Company in the component's operations does not exist after the disposal transaction.

On December 30, 2011, we entered into an agreement to sell our aesthetics business to Cutera, Inc. The sale of the aesthetics business was completed on February 2, 2012. The operating results of our aesthetics business were therefore classified as discontinued operations, and the associated assets and liabilities were classified as discontinued for all periods presented under the requirements of ASC 360.

Revenue Recognition.

Our revenues arise from the sale of laser consoles, delivery devices, consumables and service and support activities. Revenue from product sales is recognized upon receipt of a purchase order and product shipment provided that no significant obligations remain and collection of the receivables is reasonably assured. Shipments are generally made with Free-On-Board ("FOB") shipping point terms, whereby title passes upon shipment from our dock. Any shipments with FOB receiving point terms are recorded as revenue when the shipment arrives at the receiving point. Cost is recognized as product sales revenue is recognized. The Company's sales may include post-sales obligations for training or other deliverables. For revenue arrangements such as these, we recognize revenue in accordance with ASC 605, *Revenue Recognition, Multiple-Element Arrangements*. The Company allocates revenue among deliverables in multiple-element arrangements using the relative selling price method. Revenue allocated to each element is recognized when the basic revenue recognition criteria is met for each element. The Company is required to apply a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of selling price ("VSOE"), (ii) third-party evidence of selling price ("TPE") and (iii) best estimate of the selling price ("ESP"). In general, the Company is unable to establish VSOE or TPE for all of the elements in the arrangement; therefore, revenue is allocated to these elements based on the Company's ESP, which the Company determines after considering multiple factors such as management approved pricing guidelines, geographic differences, market conditions, competitor pricing strategies, internal costs and gross margin objectives. These factors may vary over time depending upon the unique facts and circumstances related to each deliverable. As a result, the Company's ESP for products and services could change. Revenues for post-sales obligations are recognized as the obligations are fulfilled.

In international regions, we utilize distributors to market and sell our products. We recognize revenue upon shipment for sales to these independent, third party distributors as we have no continuing obligations subsequent to shipment. Generally our distributors are responsible for all marketing, sales, installation, training and warranty labor coverage for our products. Our standard terms and conditions do not provide price protection or stock retention rights to any of our distributors.

Royalty revenues are typically based on licensees' net sales of products that utilize our technology and are recognized as earned in accordance with the contract terms when royalties from licensees can be reliably measured and collectability is reasonably assured, such as upon the earlier of the receipt of a royalty statement from the licensee or upon payment by the licensee.

Inventories.

Inventories are stated at the lower of cost or market and include on-hand inventory physically held at the Company's facility, sales demo inventory and service loaner inventory. Cost is determined on a standard cost basis which approximates actual cost on a first-in, first-out ("FIFO") method. Lower of cost or market is evaluated by considering obsolescence, excessive levels of inventory, deterioration and other factors. Adjustments to reduce the cost of inventory to its net realizable value, if required, are made for estimated excess, obsolete or impaired inventory and are charged to cost of revenues. Factors influencing these adjustments include changes in demand, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. Revisions to these adjustments would be required if these factors differ from our estimates.

Sales Returns Allowance and Allowance for Doubtful Accounts.

The Company estimates future product returns related to current period product revenue. We analyze historical returns, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns allowance. Significant management judgment and estimates must be made and used in connection with establishing the sales returns allowance in any accounting period. Material differences may result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates. Our provision for sales returns is recorded net of the associated costs. The balance for the provision of sales returns have not historically been material.

Similarly management must make estimates regarding the uncollectability of accounts receivable. We are exposed to credit risk in the event of non-payment by customers to the extent of amounts recorded on the balance sheet. As sales levels increase the level of accounts receivable would likely also increase. In addition, in the event that customers were to delay their payments to us, the levels of accounts receivable would likely also increase. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based on past payment history with the customer, analysis of the customer's current financial condition, the aging of the accounts receivable balance, customer concentration and other known factors.

Warranty.

The Company accrues for estimated warranty costs upon shipment of products. Actual warranty costs incurred have not materially differed from those accrued. The Company's warranty policy is applicable to products which are considered defective in their performance or fail to meet the product specifications. Warranty costs are reflected in the statements of operations as cost of revenues.

Income Taxes.

We account for income taxes in accordance with ASC 740, *Income Taxes ("ASC 740")*, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Under ASC 740, the liability method is used in accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. ASC 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized. We evaluate annually the realizability of our deferred tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. In 2012 and 2011, we have recorded a full valuation allowance for our deferred tax assets based on our current year loss and the uncertainty regarding our ability to project future taxable income. In future periods if we are able to generate income we may reduce or eliminate the valuation allowance.

Accounting for Uncertainty in Income Taxes.

We account for uncertain tax positions in accordance with ASC 740. ASC 740 seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision that an entity takes or expects to take in a tax return. Additionally, ASC 740 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. Under ASC 740, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. In accordance with our accounting policy, we recognize accrued interests and penalties related to unrecognized tax benefits as a component of income tax expense.

Accounting for Stock-Based Compensation.

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation* ("ASC 718") which establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the employee's service period. The Company recognizes compensation expense on a straight-line basis over the requisite service period of the award.

We determined that the Black-Scholes option pricing model is the most appropriate method for determining the estimated fair value for stock options. The Black-Scholes model requires the use of highly subjective and complex assumptions which determine the fair value of share-based awards, including the option's expected term and the price volatility of the underlying stock.

Recently Issued and Adopted Accounting Standards

In June 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 allows an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. It does not, however, change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB issued ASU 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,* in order to redeliberate the portion of the earlier ASU relating to presentation of reclassifications from other comprehensive income. The Company adopted both updates, applied retrospectively, in the first quarter of 2012. As ASU 2011-05 and ASU 2011-12 are only presentation standards, the adoption of these standards did not have a material impact on our consolidated financial position, results of operations, or cash flows.

In September 2011, FASB issued Accounting Standards Update ("ASU") 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This standard is intended to simplify how entities, test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350, *Intangibles-Goodwill and Other.* The more-likely-than-not threshold is defined as having a likelihood of more than 50%. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The Company adopted this standard in the first quarter of fiscal year 2012. The adoption of this standard did not have a material effect on our consolidated financial position, results of operations, or cash flows.

In February 2013, FASB issued 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income ("AOCI"),* which aims to improve the reporting of reclassifications out of AOCI. This update requires an entity to report the effect of significant reclassifications out of AOCI on the respective line items in net income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. For other amounts that are not required under GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under GAAP that provide additional detail about those amounts. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. We intend to adopt this guidance in the first quarter of 2013. We do not anticipate this update will have any significant impact on our consolidated financial position, operating results or cash flows.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market risk represents the risk of loss that may impact the financial position, results of operations or cash flows due to adverse changes in financial and commodity market prices and rates. We transact the majority of our business in US dollars and therefore changes in foreign currency rates will not have a significant impact on our income statement or cash flows. However, increases in the value of the US dollar against any local currencies could cause our products to become relatively more expensive to customers in a particular country or region, leading to reduced revenue or profitability in that country or region. As we continue to expand our international sales, our non-US dollar denominated revenue and our exposure to gains and losses on international currency transactions may increase. We currently do not engage in transactions to hedge against the risk of the currency fluctuation, but we may do so in the future.

Item 8. Financial Statements and Supplementary Data.

Our consolidated balance sheets as of December 29, 2012 and December 31, 2011 and the consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of our fiscal years 2012, 2011 and 2010 together with the related notes and the report of our independent registered public accounting firm, are on the following pages. Additional required financial information is described in Item 15.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of IRIDEX Corporation

We have audited the accompanying consolidated balance sheets of IRIDEX Corporation (the "Company") as of December 29, 2012 and December 31, 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 29, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IRIDEX Corporation as of December 29, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Burr Pilger Mayer, Inc
San Jose, California
March 28, 2013

IRIDEX Corporation
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	FY 2012 December 29, 2012	FY 2011 December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 11,901	$ 10,789
Accounts receivable, net of allowance for doubtful accounts of $146 in 2012 and $162 in 2011	5,480	5,551
Inventories	8,035	6,659
Prepaid expenses and other current assets	1,129	464
Current assets of discontinued operations	510	6,043
Total current assets	27,055	29,506
Property and equipment, net	483	325
Other intangible assets, net	554	745
Goodwill	533	533
Other long-term assets	287	199
Non-current assets of discontinued operations	0	841
Total assets	$ 28,912	$ 32,149
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,105	$ 1,580
Accrued compensation	1,563	1,180
Accrued expenses	1,242	1,920
Accrued warranty	453	556
Deferred revenue	1,004	1,014
Current liabilities of discontinued operations	0	2,663
Total current liabilities	6,367	8,913
Long-term liabilities:		
Other long-term liabilities	640	810
Total liabilities	7,007	9,723
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Convertible preferred stock, $0.01 par value:		
Authorized: 2,000,000 shares;		
Issued and outstanding: 500,000 shares in 2012 and 2011	5	5
Liquidation preference of $5,000		
Common stock, $0.01 par value:		
Authorized: 30,000,000 shares;		
Issued and outstanding: 8,452,971 shares in 2012 and 8,917,824 shares in 2011	94	92
Additional paid-in capital	38,958	42,032
Accumulated other comprehensive loss	0	(35)
Treasury stock, at cost	0	(1,078)
Accumulated deficit	(17,152)	(18,590)
Total stockholders' equity	21,905	22,426
Total liabilities and stockholders' equity	$ 28,912	$ 32,149

The accompanying notes are an integral part of these consolidated financial statements.

IRIDEX Corporation
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	FY 2012 Year Ended December 29, 2012	FY 2011 Year Ended December 31, 2011	FY 2010 Year Ended January 1, 2011
Total revenues	$ 33,859	$ 33,159	$ 32,308
Cost of revenues	17,513	16,869	16,106
Gross profit	16,346	16,290	16,202
Operating expenses:			
Research and development	4,385	3,913	3,753
Sales and marketing	7,895	7,458	7,095
General and administrative	4,926	4,259	4,163
Legal settlement, net of expenses	0	(1,274)	0
Total operating expenses	17,206	14,356	15,011
(Loss) income from continuing operations	(860)	1,934	1,191
Legal settlement	800	800	800
Interest and other expense, net	(210)	(296)	(30)
(Loss) income from continuing operations before income taxes	(270)	2,438	1,961
(Benefit from) provision for income taxes	(100)	297	308
(Loss) income from continuing operations, net of tax	(170)	2,141	1,653
(Loss) income from discontinued operations, net of tax	(264)	469	1,393
Gain on sale of discontinued operations, net of tax	1,872	0	0
Income from discontinued operations, net of tax	1,608	469	1,393
Net income	$ 1,438	$ 2,610	$ 3,046
Net (loss) income per share:			
Basic -			
Continuing operations	$ (0.02)	$ 0.24	$ 0.18
Discontinued operations	0.18	0.05	0.16
Net income	$ 0.16	$ 0.29	$ 0.34
Diluted -			
Continuing operations	$ (0.02)	$ 0.21	$ 0.16
Discontinued operations	0.18	0.05	0.14
Net income	$ 0.16	$ 0.26	$ 0.30
Weighted average shares used in computing net income per common share - basic	8,935	8,958	8,943
Weighted average shares used in computing net income per common share - diluted	8,935	10,225	10,134

The accompanying notes are an integral part of these consolidated financial statements.

IRIDEX Corporation
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	FY 2012 Year Ended December 29, 2012	FY 2011 Year Ended December 31, 2011	FY 2010 Year Ended January 1, 2011
Net income	$ 1,438	$ 2,610	$ 3,046
Other comprehensive income, net of tax:			
Foreign currency translation adjustments	0	0	7
Recognition of accumulated foreign currency translation loss	35	170	0
Other comprehensive income, net of tax	35	170	7
Comprehensive income	$ 1,473	$ 2,780	$ 3,053

The accompanying notes are an integral part of these consolidated financial statements.

IRIDEX Corporation

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount					
FY 2009: Balances, January 2, 2010	500,000	$5	8,848,360	$89	$39,820	$(430)	$(212)	$(24,246)	$15,026
Issuance of common stock under stock option plan			34,558		88				88
Employee stock-based compensation expense					551				551
Tax effect of stock compensation expense					1				1
Foreign currency translation adjustments							7		7
Issuance of common stock in connection with RetinaLabs acquisition			103,500		444				444
Contingent consideration - shares of common stock in connection with RetinaLabs acquisition					264				264
Net income								3,046	3,046
FY 2010: Balances, January 1, 2011	500,000	5	8,986,418	89	41,168	(430)	(205)	(21,200)	19,427
Issuance of common stock under stock option plan			99,291	1	320				321
Employee stock-based compensation expense					544				544
Tax effect of stock compensation expense					2				2
Foreign currency translation adjustments							170		170
Issuance of common stock in connection with RetinaLabs acquisition				2	(2)				0
Stock repurchase			(167,885)			(648)			(648)
Net income								2,610	2,610
FY 2011: Balances, December 31, 2011	500,000	5	8,917,824	92	42,032	(1,078)	(35)	(18,590)	22,426
Issuance of common stock under stock option plan			174,631	2	443				445
Employee stock-based compensation expense					396				396
Release of restricted stock and escrow shares			36,815						
Stock repurchase			(188,799)			(734)			(734)
Stock repurchased from tender offer			(487,500)		(2,101)				(2,101)
Retirement of treasury stock					(1,812)	1,812			-
Foreign currency translation adjustments							35		35
Net income								1,438	1,438
FY 2012: Balances, December 29, 2012	500,000	$5	8,452,971	$94	$38,958	$ 0	$ 0	$(17,152)	$21,905

The accompanying notes are an integral part of these consolidated financial statements.

IRIDEX Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	FY 2012 Year Ended December 29, 2012	FY 2011 Year Ended December 31, 2011	FY 2010 Year Ended January 1, 2011
Operating activities:			
Net income	$ 1,438	$ 2,610	$ 3,046
Less income from discontinued operations	1,608	469	1,393
(Loss) income from continuing operations	(170)	2,141	1,653
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation and amortization	427	410	297
Change in fair value of earn-out liability	215	280	0
Stock compensation cost recognized	388	478	488
Tax effect of stock compensation expense	0	2	1
Provision for doubtful accounts	33	(12)	0
Changes in operating assets and liabilities, net of assets and liabilities acquired:			
Accounts receivable	38	(82)	(30)
Inventories	(1,376)	(1,027)	(1,522)
Prepaid expenses and other current assets	(665)	(75)	(30)
Other long-term assets	(88)	7	104
Accounts payable	525	66	7
Accrued compensation	383	(209)	59
Accrued expenses	(756)	285	49
Accrued warranty	(103)	(51)	40
Deferred revenue	(10)	12	(47)
Other long-term liabilities	21	26	67
Net cash (used in) provided by operating activities	(1,138)	2,251	1,136
Investing activities:			
Acquisition of property and equipment	(394)	(203)	(193)
Cash paid in business combination	0	(75)	(225)
Payment on earn-out liability	(328)	0	0
Net cash used in investing activities	(722)	(278)	(418)
Cash flows from financing activities:			
Proceeds from stock option exercises	445	321	88
Repurchase of common stock	(2,835)	(648)	0
Proceeds from borrowings	0	0	3,938
Repayment of borrowings	0	0	(6,297)
Net cash used in financing activities	(2,390)	(327)	(2,271)
Net cash provided by operating activities from discontinued operations	695	797	2,688
Net cash provided by investing activities from discontinued operations	4,632	0	0
Net cash used in financing activities from discontinued operations	0	0	(1,161)
Effect of foreign exchange rate changes from discontinued operations	35	(1)	7
Net cash provided by discontinued operations	5,362	796	1,534
Net increase (decrease) in cash and cash equivalents	1,112	2,442	(19)
Cash and cash equivalents, beginning of year	10,789	8,347	8,366
Cash and cash equivalents, end of year	$ 11,901	$ 10,789	$ 8,347
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Income taxes	$ (145)	$ 522	$ 439
Interest paid	$ 0	$ 1	$ 57
Supplemental disclosure of non-cash activities:			
Share issued at acquisition	$ 0	$ 0	$ 444
Contingent consideration – earn-out liability	$ 0	$ 105	$ 380
Contingent consideration - shares	$ 0	$ 0	$ 264

The accompanying notes are an integral part of these consolidated financial statements.

IRIDEX Corporation
Notes to Consolidated Financial Statements

1. Business of the Company

Description of Business.

IRIDEX Corporation ("IRIDEX", the "Company", "we", "us", or "our") is a leading worldwide provider of therapeutic based laser systems, delivery devices and consumable instrumentation used to treat sight-threatening eye diseases in ophthalmology. Our ophthalmology products are sold in the United States predominantly through a direct sales force and internationally through approximately 70 independent distributors in over 100 countries. In February 2012, we completed the sale of our aesthetics business to Cutera, Inc. and reclassified the aesthetics business segment as discontinued operations.

2. Summary of Significant Accounting Policies

Financial Statement Presentation.

The consolidated financial statements include the accounts of IRIDEX and our wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Our fiscal year always ends on the Saturday closest to December 31. Fiscal 2012 ended on December 29, 2012, fiscal 2011 ended on December 31, 2011, and fiscal 2010 ended on January 1, 2011. Each fiscal year consisted of 52 weeks of operations.

Reclassifications.

In February 2012, we completed the sale of our aesthetics business to Cutera, Inc. In accordance with accounting principles generally accepted in the U.S. ("GAAP"), we have recast our financial information to show the results from our ophthalmology business as continuing operations and the results from our aesthetics business as discontinued operations.

Use of Estimates.

The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. In addition, any change in these estimates or their related assumptions could have an adverse effect on our operating results.

Discontinued operations.

Discontinued operations are presented and accounted for in accordance with Accounting Standards Codification ("ASC") 360, "*Impairment or Disposal of Long-Lived Assets*", ("ASC 360"). When a qualifying component of the Company is disposed of or has been classified as held for sale, the operating results of that component are removed from continuing operations for all periods presented and displayed as discontinued operations if: (a) elimination of the component's operations and cash flows from the Company's ongoing operations has occurred (or will occur) and (b) significant continuing involvement by the Company in the component's operations does not exist after the disposal transaction.

On December 30, 2011, we entered into an agreement to sell our aesthetics business to Cutera, Inc. The sale of the aesthetics business was completed on February 2, 2012. The operating results of our aesthetics business were therefore classified as discontinued operations, and the associated assets and liabilities were classified as discontinued operations for all periods presented under the requirements of ASC 360.

(in thousands)	FY 2012 Year Ended December 29, 2012	FY 2011 Year Ended December 31, 2011	FY 2010 Year Ended January 1, 2011
Total revenues	$ 1,630	$ 10,840	$ 11,386
(Loss) income from discontinued operations	$ (325)	$ 653	$ 1,558
Gain on sales of aesthetics business	$ 1,149	$ 0	$ 0
Income from discontinued operations, before income taxes	$ 824	$ 653	$ 1,558
Income tax (benefit) expense	$ (784)	$ 184	$ 165
Income from discontinued operations, net of tax	$ 1,608	$ 469	$ 1,393

A summary of the assets and liabilities of discontinued operations as of December 29, 2012 and December 31, 2011 is provided as follows (in thousands):

	FY 2012 Year Ended December 29, 2012	FY 2011 Year Ended December 31, 2011
Assets:		
Cash	$ 0	$ 382
Accounts receivable, net	0	2,065
Inventories	0	3,480
Prepaid and other current assets	0	116
Restricted cash	510	0
Total current assets	510	6,043
Property, plant & equipment, net	0	24
Other intangible assets, net	0	813
Other long-term assets	0	4
Total assets	$ 510	$ 6,884
Liabilities:		
Accounts payable	$ 0	$ 387
Accrued expenses	0	967
Accrued warranty	0	234
Deferred revenue	0	1,075
Total current liabilities	$ 0	$ 2,663

Restricted Cash.

In connection with the sale of the aesthetics segment to Cutera, Inc. 10% of the total purchase price ($0.5 million), is to be deposited and held in an escrow account for a period of twelve months from the date of closing and will be used to resolve certain claims by Cutera, Inc. if any, which the Company has indemnified. The release of the restricted cash to the Company is three months following the end of the twelve month escrow period.

Cash and Cash Equivalents.

We consider all highly liquid debt instruments with insignificant interest rate risk and an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of cash deposits in money market funds that are available for withdrawal without restriction.

Sales Returns Allowance and Allowance for Doubtful Accounts.

The Company estimates future product returns related to current period product revenue. We analyze historical returns, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns allowance. Significant management judgment and estimates must be made and used in connection with establishing the sales returns allowance in any accounting period. Material differences may result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates. Our provision for sales returns is recorded net of the associated costs. The balance for the provision of sales returns was $0.1 million as of December 29, 2012 and December 31, 2011.

Similarly management must make estimates regarding the uncollectability of accounts receivable. We are exposed to credit risk in the event of non-payment by customers to the extent of amounts recorded on the consolidated balance sheets. As of December 29, 2012, we had accounts receivable totaling $5.5 million, net of an allowance for doubtful accounts of $0.1 million. As of December 31, 2011, we had accounts receivable totaling $5.6 million, net of an allowance for doubtful accounts of $0.2 million. As sales levels change, the level of accounts receivable would likely also change. In addition, in the event that customers were to delay their payments to us, the levels of accounts receivable would likely increase. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based on past payment history with the customer, analysis of the customer's current financial condition, the aging of the accounts receivable balance, customer concentration and other known factors.

Inventories.

Inventories are stated at the lower of cost or market and include on-hand inventory physically held at the Company's facility, sales demo inventory and service loaner inventory. Cost is determined on a standard cost basis which approximates actual cost on a first-in, first-out ("FIFO") method. Lower of cost or market is evaluated by considering obsolescence, excessive levels of inventory, deterioration and other factors. Adjustments to reduce the cost of inventory to its net realizable value, if required, are made for estimated excess, obsolescence or impaired inventory and are charged to cost of revenues. Factors influencing these adjustments include changes in demand, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. Revisions to these adjustments would be required if these factors differ from our estimates.

As part of our normal business, we generally utilize various finished goods inventory as either sales demos to facilitate the sale of our products to prospective customers, or as loaners that we allow our existing customers to use while we repair their products. The Company is amortizing these demos and loaners over an estimated useful life of four years. The amortization of the demos is charged to sales expense while the amortization on the loaners is charged to cost of revenues. The gross value of demos and loaners was $1.4 million and $1.2 million and the accumulated amortization was $0.6 million and $0.5 million as of December 29, 2012 and December 31, 2011, respectively. The net book value of demos and loaners is charged to cost of revenues when such demos or loaners are sold.

Property and Equipment.

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight–line basis over the estimated useful lives of the assets, which is generally three years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the lease term. Repairs and maintenance costs are expensed as incurred.

Valuation of Goodwill and Intangible Assets.

The purchase method of accounting for acquisitions requires estimates and assumptions to allocate the purchase price to the fair value of net tangible and intangible assets acquired with any excess value being recorded as goodwill. There are a number of generally accepted valuation methods used to estimate fair value of intangible assets, and we use primarily a discounted cash flow method, which requires significant management judgment to forecast the future operating results and to estimate the discount factors used in the analysis. The amounts allocated to, and the useful lives estimated for intangible assets affect future amortization.

Goodwill and intangible assets determined to have indefinite lives are not amortized, but are subject to an annual impairment test in accordance with ASC 350, *Intangibles - Goodwill and Other*. See Note 7 - Goodwill. Intangible assets with definite lives are amortized over the useful life of the asset.

We review our amortizing intangible assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future non-discounted net cash flow the asset is expected to generate. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In such circumstances, the Company conducts an impairment analysis in accordance with Impairment or Disposal of Long-Lived Assets Section of ASC 360, *Property, Plant and Equipment*. See Note 8 – Intangible Assets.

Revenue Recognition.

Our revenues arise from the sale of laser consoles, delivery devices, consumables and service and support activities. Revenue from product sales is recognized upon receipt of a purchase order and product shipment provided that no significant obligations remain and collection of the receivables is reasonably assured. Shipments are generally made with Free-On-Board ("FOB") shipping point terms, whereby title passes upon shipment from our dock. Any shipments with FOB receiving point terms are recorded as revenue when the shipment arrives at the receiving point. Cost is recognized as product sales revenue is recognized. The Company's sales may include post-sales obligations for training or other deliverables. For revenue arrangements such as these, we recognize revenue in accordance with ASC 605, *Revenue Recognition, Multiple-Element Arrangements*. The Company allocates revenue among deliverables in multiple-element arrangements using the relative selling price method. Revenue allocated to each element is recognized when the basic revenue recognition criteria is met for each element. The Company is required to apply a hierarchy to determine the selling price to be used for allocating revenue to deliverables: (i) vendor-specific objective evidence of selling price ("VSOE"), (ii) third-party evidence of selling price ("TPE") and (iii) best estimate of the selling price ("ESP"). In general, the Company is unable to establish VSOE or TPE for all of the elements in the arrangement; therefore, revenue is allocated to these elements based on the Company's ESP, which the Company determines after considering multiple factors such as management approved pricing guidelines, geographic differences, market conditions, competitor pricing strategies, internal costs and gross margin objectives. These factors may vary over time depending upon the unique facts and circumstances related to each deliverable. As a result, the Company's ESP for products and services could change. Revenues for post-sales obligations are recognized as the obligations are fulfilled.

In international regions, we utilize distributors to market and sell our products. We recognize revenue upon shipment for sales to these independent, third party distributors as we have no continuing obligations subsequent to shipment. Generally our distributors are responsible for all marketing, sales, installation, training and warranty labor coverage for our products. Our standard terms and conditions do not provide price protection or stock retention rights to any of our distributors.

Royalty revenues are typically based on licensees' net sales of products that utilize our technology and are recognized as earned in accordance with the contract terms when royalties from licensees can be reliably measured and collectability is reasonably assured, such as upon the earlier of the receipt of a royalty statement from the licensee or upon payment by the licensee.

Taxes Collected from Customers and Remitted to Governmental Authorities.

Taxes collected from customers and remitted to governmental authorities are recognized on a net basis in the accompanying consolidated statements of operations.

Deferred Revenue.

Revenue related to service contracts is deferred and recognized on a straight line basis over the period of the applicable service period. Costs associated with these service arrangements are recognized as incurred. A reconciliation of the changes in the Company's deferred revenue balances for the years ended December 29, 2012 and December 31, 2011 are as follows (in thousands):

FY 2010: Balance, January 1, 2011	$ 1,002
Additions to deferral	1,403
Revenue recognized	(1,391)
FY 2011: Balance, December 31, 2011	1,014
Additions to deferral	1,131
Revenue recognized	(1,141)
FY 2012: Balance, December 29, 2012	$ 1,004

Warranty.

The Company accrues for estimated warranty costs upon shipment of products. Actual warranty costs incurred have not materially differed from the amounts accrued. The Company's warranty policy is applicable to products which are considered defective in their performance or fail to meet the product specifications. Warranty costs are reflected in the consolidated statements of operations as cost of revenues. A reconciliation of the changes in the Company's warranty liability for the years ended December 29, 2012 and December 31, 2011 are as follows (in thousands):

FY 2010: Balance, January 1, 2011	$ 607
Accruals for product warranties	171
Cost of warranty claims	(222)
FY 2011: Balance, December 31, 2011	556
Accruals for product warranties	173
Cost of warranty claims	(276)
FY 2012: Balance, December 29, 2012	$ 453

Shipping and handling costs.

Our shipping and handling costs billed to customers are included in revenues and the associated expense is recorded in cost of revenues for all periods presented. Shipping and handling costs amounted to $0.3 million for each of the fiscal years 2012, 2011 and 2010.

Research and Development.

Research and development expenditures are charged to operations as incurred.

Advertising.

Advertising and promotion costs are expensed as they are incurred; such costs were approximately $0.2 million in 2012, $0.3 million in 2011, and $0.3 million in 2010 and are included in sales and marketing expenses in the accompanying consolidated statements of operations.

Income Taxes.

We account for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"), which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Under ASC 740, the liability method is used in accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. ASC 740 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized. We evaluate annually the realizability of our deferred tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. In 2012 and 2011, we have recorded a full valuation allowance for our deferred tax assets based on our current year loss and the uncertainty regarding our ability to project future taxable income. In future periods if we are able to generate income we may reduce or eliminate the valuation allowance.

Accounting for Uncertainty in Income Taxes.

We account for uncertain tax positions in accordance with ASC 740. ASC 740 seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision that an entity takes or expects to take in a tax return. Additionally, ASC 740 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. Under ASC 740, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. In accordance with our accounting policy, we recognize accrued interests and penalties related to unrecognized tax benefits as a component of income tax expense.

Accounting for Stock-Based Compensation.

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation* ("ASC 718") which establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as expense over the employee's service period. The Company recognizes compensation expense on a straight-line basis over the requisite service period of the award.

We determined that the Black-Scholes option pricing model is the most appropriate method for determining the estimated fair value for stock options. The Black-Scholes option pricing model requires the use of highly subjective and complex assumptions which determine the fair value of share-based awards, including the option's expected term and the price volatility of the underlying stock.

Concentration of Credit Risk and Other Risks and Uncertainties.

The Company's cash and cash equivalents are deposited in demand and money market accounts. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and therefore, bear minimal risk.

The Company markets its products to distributors and end-users throughout the world. Sales to international distributors are generally made on open credit terms and letters of credit. Management performs ongoing credit evaluations of our customers and maintains an allowance for potential credit losses. Historically, the Company has not experienced any significant losses related to individual customers or a group of customers in any particular geographic area. For the years ended December 29, 2012, December 31, 2011, and January 1, 2011 no single customer accounted for greater than 10% of total sales. No single customer accounted for more than 10% of our net accounts receivable balance as of December 29, 2012 and December 31, 2011.

The Company's products require approvals from the Food and Drug Administration and international regulatory agencies prior to commercialized sales. The Company's future products may not receive required approvals. If the Company were denied such approvals, or if such approvals were delayed, it would have a materially adverse impact on the Company's business, results of operations and financial condition.

Reliance on Certain Suppliers.

Certain components and services used by the Company to manufacture and develop its products are presently available from only one or a limited number of suppliers or vendors. The loss of any of these suppliers or vendors would potentially require a significant level of hardware and/or software development efforts to incorporate the products or services into the Company's products.

Net Income per Share.

Net income per share is computed in accordance with ASC 260, *Earnings per Share*. Basic net income per share is based upon the weighted average number of common shares outstanding during the period. Diluted net income per share is based upon the weighted average number of common shares outstanding and dilutive common stock equivalents outstanding during the period. Common stock equivalents consist of incremental common shares issuable upon the exercise of stock options and the conversion of Series A Preferred Stock into common stock and are calculated under the treasury stock method. Common stock equivalent shares from unexercised stock options and the conversion of Series A Preferred Stock are excluded from the computation for periods in which the Company incurs a loss from continuing operations as their effect is anti-dilutive or if the exercise price of such options is greater than the average market price of the stock for the period. See Note 16 - Computation of Basic and Diluted Net Income Per Common Share.

Recently Issued and Adopted Accounting Standards.

In June 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 allows an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. It does not, however, change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB issued ASU 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,* in order to redeliberate the portion of the earlier ASU relating to presentation of reclassifications from other comprehensive income. The Company adopted both updates, applied retrospectively, in the first quarter of 2012. As ASU 2011-05 and ASU 2011-12 are only presentation standards, the adoption of these standards did not have a material impact on our consolidated financial position, results of operations, or cash flows.

In September 2011, FASB issued Accounting Standards Update ("ASU") 2011-08, Intangibles-Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This standard is intended to simplify how entities, test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is "more likely than not" that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350, *Intangibles-Goodwill and Other.* The more-likely-than-not threshold is defined as having a likelihood of more than 50%. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The Company adopted this standard in the first quarter of fiscal year 2012. The adoption of this standard did not have a material effect on our consolidated financial position, results of operations, or cash flows.

In February 2013, FASB issued 2013-02, *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income ("AOCI"),* which aims to improve the reporting of reclassifications out of AOCI. This update requires an entity to report the effect of significant reclassifications out of AOCI on the respective line items in net income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. For other amounts that are not required under GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under GAAP that provide additional detail about those amounts. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. We intend to adopt this guidance in the first quarter of 2013. We do not anticipate this update will have any significant impact on our consolidated financial position, operating results or cash flows.

3. Business Combination

Ocunetics, Inc.:

On September 15, 2011, the Company acquired certain assets of Ocunetics, Inc. The purchase price for the acquired assets consisted of $75 thousand in cash consideration and an earn-out provision fair valued at $105 thousand. The earn-out is tied to future revenues and could result in additional cash and share consideration being paid to Ocunetics, Inc. based on the future performance of the acquired products and intellectual property.

In accordance with ASC 805, *Business Combinations*, the acquisition has been accounted for as a business combination. Under the purchase method of accounting, the assets acquired from Ocunetics, Inc. at the date of acquisition are recorded in the consolidated financial statements at their respective fair values as of the acquisition date. The excess of the purchase price over the fair value of the acquired net assets has been recorded as goodwill in the amount of $60 thousand. This goodwill is expected to be non-deductible for tax purposes. The purchase price includes the fair value of the cash earn-out which was recorded as a long-term liability. No value was attributed to the contingent equity-based consideration as management believed the likelihood of achieving the necessary targets in the future is remote. Costs incurred associated with the acquisition were immaterial. The financial results of Ocunetics, Inc. prior to the acquisition were immaterial for purposes of pro forma financial disclosures. As of the end of the reporting period, there has been no revenues or earnings generated by the acquiree since the acquisition date.

Identifiable intangible assets. Intangible assets included in the purchase price allocation consist of technology patents of $120 thousand, assigned an economic useful life whereby the economic value of the asset is its ability to provide the Company relief from royalty and is being amortized as a percentage of revenues generated per units sold.

Goodwill. Approximately $60 thousand has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets. In accordance with ASC 350-20, goodwill, is not amortized but instead is tested for impairment at least annually (more frequently if certain indicators are present). In the event that management determines that the value of goodwill has become impaired, an accounting charge for the amount of impairment is incurred in the fiscal quarter in which the determination is made. The Company believes the goodwill realized was the result of a number of factors, including expected revenue growth opportunities for future products and the opportunity to commercialize acquired intellectual property.

4. Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.

- Level 2: Directly or indirectly observable inputs as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full term of the financial instrument.

- Level 3: Unobservable inputs that are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

The carrying amounts of the Company's financial assets and liabilities, including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses at December 29, 2012 and December 31, 2011, approximate fair value because of the short maturity of these instruments.

As of December 29, 2012 and December 31, 2011, financial assets and liabilities measured and recognized at fair value on a recurring basis and classified under the appropriate level of the fair value hierarchy as described above was as follows (in thousands):

	FY 2012: December 29, 2012				FY 2011: December 31, 2011			
	Fair Value Measurements				Fair Value Measurements			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Money market funds	$ 10,839			$ 10,839	$ 10,133			$ 10,133
Liabilities:								
Earn-out liability			$ 652	$ 652			$ 765	$ 765

The Company's Level 1 financial assets are money market funds whose fair values are based on quoted market prices. The Company does not have any Level 2 financial assets or liabilities. The fair value of the earn-out liability arising from the acquisitions of RetinaLabs and Ocunetics is classified within Level 3 of the fair value hierarchy since it is based on significant unobservable inputs. The significant unobservable inputs include projected royalties and discount rates to present value the payments. A significant increase (decrease) in the projected royalty payments in isolation could result in a significantly higher (lower) fair value measurement and a significant increase (decrease) in the discount rate in isolation could result in a significantly lower (higher) fair value measurement. The fair value of the earn-out liability is calculated on a quarterly basis by the Company based on a collaborative effort of the Company's operations, finance and accounting groups based on additional information as it becomes available. Any change in the fair value adjustment is recorded in the statement of operations of that period.

The following table presents quantitative information about the inputs and valuation methodologies used for our fair value measurements classified in Level 3 of the fair value hierarchy as of December 29, 2012.

As of December 29, 2012	Fair Value (in thousands)	Valuation Technique	Significant Unobservable Input	Weighted Average (range)
Earn-out liability	$652	Discounted cash flow	Projected royalties (in thousands)	$1,762 (631-1,980)
			Discount rate	21.84% (20.85% - 27.00%

The following table provides a reconciliation of the beginning and ending balances of the contingent consideration – cash (Level 3 liabilities) (in thousands):

Balance as of January 1, 2011	$ 380
Addition of earn-out related to Ocunetics, Inc. acquisition	105
Change in fair value of earn-out liability	280
Balance as of December 31, 2011	765
Payments against earn-out	(328)
Change in fair value of earn-out liability	215
Balance as of December 29, 2012	$ 652

The change in the contingent consideration during fiscal year 2012 was due to the acquisition of Ocunetics and an increase in the fair value of the remaining contingent consideration of a prior acquisition as a result of improving expectations of future cash flows.

5. Inventories

The components of the Company's inventories are as follows (in thousands):

	FY 2012 December 29, 2012	FY 2011 December 31, 2011
Raw materials and work in process	$ 5,357	$ 2,694
Finished goods	2,678	3,965
Total inventories	$ 8,035	$ 6,659

6. Property and Equipment

The components of the Company's property and equipment are as follows (in thousands):

	FY 2012 December 29, 2012	FY 2011 December 31, 2011
Equipment	$ 6,762	$ 6,372
Leasehold improvements	2,278	2,278
Less: accumulated depreciation and amortization	(8,557)	(8,325)
Property and equipment, net	$ 483	$ 325

Depreciation expense related to property and equipment was $236 thousand, $185 thousand, and $314 thousand for the fiscal years 2012, 2011 and 2010, respectively.

7. Goodwill

The carrying value of goodwill was $0.5 million at December 29, 2012 and December 31, 2011. Changes in goodwill for the years ended December 29, 2012 and December 31, 2011 are presented in the following table (in thousands):

	FY 2012 December 29, 2012	FY 2011 December 31, 2011
Balance, beginning of period	$ 533	$ 473
Goodwill as a result of acquisition	0	60
Balance, end of period	$ 533	$ 533

Goodwill is tested for impairment at least annually or whenever there is a change in circumstances that indicates the carrying value of these assets may be impaired. The determination of whether any potential impairment of goodwill exists is based upon a two-step impairment test performed in accordance with ASC 350, *Intangibles - Goodwill and Other*. There was no impairment of goodwill recognized during fiscal years 2012, 2011 or 2010.

8. Intangible Assets

The components of the Company's purchased intangible assets as of December 29, 2012 are as follows (in thousands):

	Useful Lives	FY 2012 Annual Amortization	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Useful Lives Remaining
Customer Relations	15 Years	$ 16	$ 240	$ 44	$ 196	12.4 Years
Patents	Varies	175	720	362	358	Varies
		$ 191	$ 960	$ 406	$ 554	

The components of the Company's purchased intangible assets as of December 31, 2011 are as follows (in thousands):

	Useful Lives	FY 2011 Annual Amortization	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Useful Lives Remaining
Customer Relations	15 Years	$ 16	$ 240	$ 28	$ 212	13.4 Years
Patents	Varies	180	720	187	533	Varies
		$ 196	$ 960	$ 215	$ 745	

Aggregate amortization expense for the fiscal years 2012 and 2011 were $191 thousand, and $196 thousand, respectively. The amortization of Customer Relations was charged to sales and marketing expense and the amortization of Patents was charged to cost of revenues.

Estimated future amortization expense for purchased intangible assets is as follows (in thousands):

Fiscal Year:	
2013	$ 249
2014	71
2015	86
2016	16
2017	16
Thereafter	116
Total	$ 554

9. Accrued Expenses

The components of the Company's accrued expenses are as follows (in thousands):	FY 2012 December 29, 2012	FY 2011 December 31, 2011
Income taxes payable	$ 0	$ 210
Sales and use tax payable	49	94
Distributor commission	173	274
Customer deposits	158	117
Royalties payable	32	126
Earn-out – short term	156	197
Other accrued expenses	674	902
Total accrued expenses	$ 1,242	$ 1,920

10. Bank Borrowings

The Company had a Loan and Security Agreement with Silicon Valley Bank which expired in June 2012.

11. Commitments and Contingencies

Lease Agreements.

The Company leases its operating facilities under a noncancelable operating lease. On December 22, 2009, the lease for the Mountain View, California facility was amended and renewed to lease for an additional six year period beginning March 1, 2010 until February 28, 2015. Rent expense totaled $0.6 million for each of the fiscal years 2012, 2011 and 2010.

Future minimum lease payments under current operating leases at December 29, 2012 are summarized as follows (in thousands):

Fiscal Year	Operating Lease Payments
2013	$ 748
2014	786
2015	139
2016	1
Total future minimum lease payments	$ 1,674

License Agreements.

The Company is obligated to pay royalties equivalent to 5% of sales on certain products under certain license agreements. Royalty expense was approximately $0.1 million, $0.2 million and $0.1 million for the fiscal years 2012, 2011 and 2010, respectively.

Indemnification Arrangements.

The Company enters into standard indemnification arrangements in our ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, generally our business partners or customers, in connection with any trade secret, copyright, patent or other intellectual property infringement claim by any third party with respect to our products. The term of these indemnification agreements is generally perpetual anytime after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature; to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified; and to make good faith determination whether or not it is practicable for the Company to obtain directors and officers insurance. The Company currently has directors and officers liability insurance.

In general, management believes that claims which are pending or known to be threatened, will not have a material adverse effect on the Company's financial position or results of operations and are adequately covered by the Company's liability insurance. However, it is possible that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one of more of these contingencies or because of the diversion of management's attention and the incurrence of significant expenses.

12. Stockholders' Equity

Convertible Preferred Stock

The Company is authorized to issue up to 2,000,000 shares of undesignated preferred stock from time to time in one or more series. During August 2007, the Company filed a Certificate of Designation authorizing the Company to issue up to 500,000 of the 2,000,000 shares of authorized undesignated preferred stock as shares of Series A Preferred Stock, par value $0.01 per share.

In August 2007, the Company issued 500,000 shares of Series A Preferred Stock, convertible into 1 million shares of common stock, and warrants to purchase an aggregate of 600,000 shares of common stock at an exercise price of $0.01 per share. The warrants were to expire December 31, 2007 but were exercised prior to that date. The purchase price for a unit of 1 share of Series A Preferred Stock and a warrant to purchase 1.2 shares of common stock was $10.00, resulting in net proceeds to the Company of approximately $4.9 million. Of the total $4.9 million proceeds received, approximately $2.3 million has been allocated to the common stock warrants based on their estimated fair value at the time of issuance.

In the event that the common stock of the Company trades on a trading market at or above a closing price equal to $5.00 per share (as adjusted for capital reorganizations, stock splits, reclassifications, etc.) for a period of 30 consecutive trading days, the shares of Series A Preferred Stock shall automatically convert to common stock.

Holders of Series A Preferred Stock have preferential rights to noncumulative dividends when and if declared by the Board of Directors. In the event of liquidation, the holders have preferential rights to liquidation payments in the amount of the original purchase price plus declared and unpaid dividends, if any. At December 29, 2012, the aggregate liquidation preference was $5,000,000.

In addition, holders of Series A Preferred Stock have certain registration rights including the requirement that the Company file a Form S-3 registration statement within 90 days of becoming eligible to file a Form S-3 registration statement and the right to request that the Company file a Form S-1 registration statement any time after February 29, 2008.

If the holders notify the Company of their decision to have a registration statement filed, the Company has 90 days to cause the registration statement to be declared effective. If the registration statement is not filed within 90 days, the Company is obligated to pay the holders partial liquidated damages until the registration statement is declared effective. The Company shall pay to each holder an amount in cash equal to 1% of the aggregate purchase price paid for the original units of Series A Preferred Stock and warrants to purchase common stock. The maximum aggregate damages payable to the holders is 12% of the aggregate purchase price paid by the holders. If the Company fails to pay any partial liquidated damages in full within seven days of the date payable, the Company will pay interest thereon at a rate of 18% per annum (or the lesser maximum amount that is permitted to be paid by applicable law) to the holders.

The maximum potential amount of damages, excluding interest that the Company may have to pay the holders is $600,000. The Company regards the probability of having to make this payment to the holders as remote and has therefore not recorded a liability to represent this potential obligation.

During 2009 the holders of the Series A Preferred Stock and the Company agreed to amend the Form S-3 registration rights. The agreement changed the clause requiring the Company to file a Form S-3 registration statement within 90 days of becoming eligible to a right to request the Company file a Form S-3 registration statement any time after June 30, 2009. In consideration for extending the period during which the Company is not required to file a registration statement, the Company issued the holders of Series A Preferred Stock warrants to purchase an aggregate of 20,000 shares of common stock at an exercise price of $0.01 per share. The warrants were exercised in fiscal year 2009. As of December 29, 2012, the Company has not received a request to file a Form S-3.

Stock-Based Compensation

1998 Stock Plan.

The 1998 Stock Plan (the 1998 Plan), as amended, provides for the granting to employees (including officers and employee directors) of incentive stock options and for the granting to employees (including officers and employee directors) and consultants of nonstatutory stock options, stock purchase rights (SPRs), restricted stock, restricted stock units, performance shares, performance units and stock appreciation rights. The exercise price of incentive stock options and stock appreciation rights granted under the 1998 Plan must be at least equal to the fair market value of the shares at the time of grant. With respect to any recipient who owns stock possessing more than 10% of the voting power of our outstanding capital stock, the exercise price of any option or SPR granted must be at least equal to 110% of the fair market value at the time of grant. Options granted under the 1998 Plan are exercisable at such times and under such conditions as determined by the Administrator; generally over a four year period. The maximum term of incentive stock options granted to any recipient must not exceed ten years; provided, however, that the maximum term of an incentive stock option granted to any recipient possessing more than 10% of the voting power of the Company's outstanding capital stock must not exceed five years. In the case of SPRs, unless the Administrator determines otherwise, the Company has a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or disability). Such repurchase option lapses at a rate determined by the Administrator. The purchase price for shares repurchased by the Company is the original price paid by the purchaser. In June 2006, the 1998 Plan was amended to shorten the contractual life of all option grants made after June 2006 to a seven year term. As of December 29, 2012, no shares were subject to repurchase. The form of consideration for exercising an option or stock purchase right, including the method of payment, is determined by the Administrator. The 1998 Plan expired in February 2008.

Stand-Alone Options.

In February 2007, the Compensation Committee of the Company's Board of Directors approved the grant of 235,000 non-qualified stock options, outside of the Company's existing stock plans, to a total of 54 new employees, both domestic and international, hired in connection with the Company's acquisition of the assets of the aesthetics business of Laserscope. The options were granted as of February 28, 2007 at an exercise price of $10.06 per share. As of December 29, 2012 there were 4,000 shares outstanding and exercisable under these options.

2008 Equity Incentive Plan.

On June 11, 2008, the shareholders approved the adoption of the 2008 Equity Incentive Plan, (the Incentive Plan). There are no material changes in the Incentive Plan from the 1998 Stock Plan. The maximum aggregate number of shares that may be awarded and sold under the Incentive Plan is 300,000 shares plus any shares subject to stock options or similar awards granted under the 1998 Stock Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 1998 Stock Plan that are forfeited to the Company on or after the date the 1998 Stock Plan expires.

Exchange Program.

In August 2009, we completed a one-time stock exchange program to exchange certain employee stock options issued under the 1998 Plan, the Incentive Plan or in connection with IRIDEX's acquisition of the assets of the aesthetics business of Laserscope for stock options issued under the Incentive Plan (the "Exchange Program"). The exchange offer was made to employees of the Company who, as the date of the exchange offer commenced, were actively employed. Members of our board of directors and our executive officers who are subject to the provisions of Section 16 of the Securities 1934 Exchange Act were not eligible to participate. The number of options held by eligible employees at the date of commencement was 663,018. Seventy two eligible employees surrendered 364,162 options in exchange for 197,116 new options. These new options were granted pursuant to the Exchange Program and have an exercise price of $2.35 per share, the closing price of IRIDEX common stock as reported by NASDAQ on August 27, 2009.

The exchange of original options for new options was treated as a modification of the original options. As such, the Company will continue to recognize compensation cost for the incremental difference between the fair value of the new option and the fair value of the original options immediately before modification, reflecting the current facts and circumstances on the modification date, in addition to the compensation cost being incurred for the original options, over the vesting term of the new options. The Exchange resulted in an incremental expense of approximately $38 thousand which is being recognized over the vesting periods of the new options which ranges from 6 months to 3 years.

The following table summarizes information regarding activity in our stock option plans during the fiscal years ended 2012, 2011 and 2010 (in thousands except share and per share data):

		Outstanding Options		
	Shares Available for Grant	Number of Shares	Aggregate Price	Weighted Average Exercise Price
FY 2009: Balances, January 2, 2010	862,157	1,583,508	$ 6,169	$ 3.91
Additional shares reserved	93,299			
Options granted	(195,800)	195,800	780	3.98
Options exercised	0	(34,558)	(88)	2.54
Options cancelled	126,684	(126,684)	(955)	7.54
Options expired	(126,203)	0	0	0
FY 2010: Balances, January 1, 2011	760,137	1,618,066	$ 5,906	3.65
Additional shares reserved	63,063			
Options granted	(319,900)	319,900	1,148	3.59
Options exercised	0	(99,291)	(321)	3.24
Options cancelled	72,274	(72,274)	(353)	4.88
Options expired	(70,353)	0	0	0
FY 2011: Balances, December 31, 2011	505,221	1,766,401	$ 6,380	3.61
Additional shares reserved	324,501			
Options granted	(335,050)	335,050	1,313	3.92
Options exercised	0	(174,631)	(445)	2.55
Options cancelled	356,277	(356,277)	(1,550)	4.35
Options expired	(108,971)	0	0	0
FY 2012: Balances, December 29, 2012	741,978	1,570,543	$ 5,698	$ 3.63

There were 2,312,521 shares reserved for future issuance under the stock option plans at December 29, 2012.

The following table summarizes information with respect to stock options outstanding and exercisable at December 29, 2012:

	Options Outstanding			Options Vested and Exercisable	
Range of Exercise Prices	Number of Shares Outstanding at December 29, 2012	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares Exercisable at December 29, 2012	Weighted Average Exercise Price
$0.82 - $1.00	159,645	2.71	$ 0.90	158,855	$ 0.90
$2.24 - $2.38	166,531	2.16	$ 2.33	161,232	$ 2.33
$2.41 - $2.78	185,237	2.06	$ 2.56	185,237	$ 2.56
$2.93 - $3.52	163,651	2.44	$ 3.26	128,378	$ 3.24
$3.53 - $3.75	147,000	5.35	$ 3.66	55,031	$ 3.64
$3.86 - $3.86	188,500	6.96	$ 3.86	0	$ 0.00
$3.89 - $4.31	226,073	4.98	$ 4.11	114,659	$ 4.16
$4.43 - $5.56	221,419	1.41	$ 5.20	221,419	$ 5.20
$5.69 - $9.79	108,487	1.19	$ 7.33	108,487	$ 7.33
$10.06 - $10.06	4,000	1.17	$10.06	4,000	$10.06
$0.82 - $10.06	1,570,543	3.34	$ 3.63	1,137,298	$ 3.58

The determination of fair value of options granted by the Company is computed using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Employee Stock Option Plan		
	FY 2012	FY 2011	FY 2010
Average risk free interest rate	0.68%	0.98%	2.03%
Expected life (in years)	4.55 years	4.70 years	4.75 years
Dividend yield	0	0	0
Average volatility	89.2%	92.2%	88.2%

The weighted average grant date fair value of option granted as calculated using Black-Scholes option-pricing was $2.60, $2.47 and $2.70 per share for the fiscal years 2012, 2011 and 2010, respectively.

Option-pricing models require the input of various subjective assumptions, including the option's expected life and the price volatility of the underlying stock. The expected stock price volatility is based on analysis of the Company's stock price history over a period commensurate with the expected term of the options, trading volume of the Company's stock, look-back volatilities and Company specific events that affected volatility in a prior period. The Company had elected to use the simplified method for estimating the expected term prior to July 3, 2011. Effective July 3, 2011, the expected term of employee stock options represents the weighted average period the stock options are expected to remain outstanding and is based on the history of exercises and cancellations on all past option grants made by the Company, the contractual term, the vesting period and the expected remaining term of the outstanding options. The risk-free interest rate is based on the U.S. Treasury interest rates whose term is consistent with the expected life of the stock options. No dividend yield is included as the Company has not issued any dividends and does not anticipate issuing any dividends in the future.

The following table shows stock-based compensation expense included in Income from Continuing Operations in the Consolidated Statements of Operations for 2012, 2011 and 2010 (in thousands):

	FY 2012 Year Ended December 29, 2012	FY 2011 Year Ended December 31, 2011	FY 2010 Year Ended January 1, 2011
Cost of revenues	$ 63	$ 60	$ 64
Research and development	77	76	93
Sales and marketing	105	112	116
General and administrative	143	230	215
Total stock-based compensation expense – continuing operations	388	478	488
Total stock-based compensation expense – discontinued operations	8	66	63
Total stock-based compensation expense	$ 396	$ 544	$ 551

Stock-based compensation expense capitalized to inventory was immaterial for 2012, 2011, and 2010.

Information regarding stock options outstanding, exercisable and expected to vest at December 29, 2012 is summarized below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (thousands)
Options outstanding	1,570,543	$ 3.63	3.34	$ 1,013
Options vested and expected to vest	1,471,271	$ 3.63	3.16	$ 1,003
Options exercisable	1,137,298	$ 3.58	2.25	$ 980

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company's closing stock price on the last trading day of fiscal 2012 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 29, 2012. This amount changes based on the fair market value of the Company's stock. The total intrinsic value of options exercised for fiscal years 2012, 2011 and 2010 were approximately $261 thousand, $84 thousand and $46 thousand, respectively.

As of December 29, 2012, there was $1.4 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements under both of the plans. The cost is expected to be recognized over a weighted average period of 3.28 years.

Restricted Stock Awards/Restricted Stock Units

Effective for the 2011 fiscal year, each non-employee member of the Board received an annual equity award of either restricted stock or a restricted stock unit ("RSU"), at the election of such Board member, in each case equal to $20,000 worth of our common stock (determined at the fair market value of the shares at the time such award is granted) under the Company's 2008 Equity Incentive Plan. Each equity award or RSU vests in full on the one-year anniversary of the date of grant provided that the non-employee member continues to serve on the Board through such date.

Summary of Restricted Stock Units and Awards

The Company recognizes the estimated compensation expense of restricted stock units and awards, net of estimated forfeitures, over the vesting term. The estimated compensation expense is based on the fair value of the Company's common stock on the date of grant.

Information regarding the restricted stock units outstanding, vested and expected to vest as of December 29, 2012 is summarized below:

	Number of Shares	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (thousands)	
As of December 29, 2012				
Restricted stock units outstanding	55,999	0.94	$	211
Restricted stock units vested and expected to vest	48,545	0.91	$	183

The intrinsic value of the restricted stock units is calculated based on the closing price of IRIDEX shares as quoted on the NASDAQ Global Market on the last trading day of the year, December 29, 2012 of $3.76.

For the year ended December 29, 2012, the Company granted 55,999 shares of restricted stock units, with a weighted average grant date fair value of approximately $216,000 or $3.85 per share, and 10,666 shares of restricted stock awards, with a weighted average grant date fair value of approximately $40,000 or $3.75 per share, to the Board of Directors. For the year ended December 31, 2011, the Company granted 90,189 shares of restricted stock units, with a weighted average grant date fair value of approximately $315,000 or $3.49 per share, and 10,126 shares of restricted stock awards, with a weighted average grant date fair value of approximately $40,000 or $3.95 per share. There were no restricted stock units or awards granted in 2010.

Information regarding the restricted stock units and awards activity during the year ended December 29, 2012 and December 31, 2011 is summarized below:

	Number of Shares	Weighted Average Grant Date Fair Value	
Outstanding at January 1, 2011	0	$	0.00
Restricted stock units granted	90,189	$	3.49
Outstanding at December 31, 2011	90,189	$	3.49
Restricted stock units granted	55,999	$	3.85
Restricted stock units released	(15,189)	$	3.95
Restricted stock units forfeited	(75,000)	$	3.40
Outstanding at December 29, 2012	55,999	$	3.85

	Number of Shares	Weighted Average Grant Date Fair Value	
Outstanding at January 1, 2011	0	$	0.00
Restricted stock awards granted	10,126	$	3.95
Outstanding at December 31, 2011	10,126	$	3.95
Restricted stock awards granted	10,666	$	3.75
Restricted stock awards released	(10,126)	$	3.95
Outstanding at December 29, 2012	10,666	$	3.75

13. Employee Benefit Plan

The Company has a plan known as the IRIS Medical Instruments 401(k) Trust to provide retirement benefits through the deferred salary deductions for substantially all US employees. Employees may contribute up to 15% of their annual compensation to the plan, limited to a maximum amount set by the Internal Revenue Service. The plan also provides for Company contributions at the discretion of the Board of Directors. Prior to the start of fiscal 2009, the Company suspended the matching contributions. Subsequent to the fiscal 2012 year end, the Company reinstated a Company match in the amount of 50% of employee contributions up to a maximum of $3 thousand per year.

14. Income Taxes

Pre-tax book (loss) income from continuing operations was comprised of the following:

	FY 2012 Year Ended December 29, 2012	FY 2011 Year Ended December 31, 2011	FY 2010 Year Ended January 1, 2011
United States	$ (270)	$ 2,438	$ 1,961
Foreign	0	0	0
Total	$ (270)	$ 2,438	$ 1,961

The provision for (benefit from) income taxes from continuing operations includes:

	FY 2012 Year Ended December 29, 2012	FY 2011 Year Ended December 31, 2011	FY 2010 Year Ended January 1, 2011
Current:			
Federal	$ (114)	$ 267	$ 288
State	14	30	20
Foreign	0	0	0
	(100)	297	308
Deferred:			
Federal	0	0	0
State	0	0	0
Income tax (benefit) provision	$ (100)	$ 297	$ 308

The Company's effective tax rate differs from the statutory federal income tax rate as shown in the following schedule:

	FY 2012 Year Ended December 29, 2012	FY 2011 Year Ended December 31, 2011	FY 2010 Year Ended January 1, 2010
Income tax provision at statutory rate	34%	34%	34%
State income taxes, net of federal benefit	(88%)	(2%)	(1%)
Permanent differences	(89%)	0%	3%
Research and development credits	0%	(4%)	(4%)
Change in valuation allowance	180%	(16%)	(16%)
Effective tax rate	37%	12%	16%

The tax effect of temporary differences and carry-forwards that give rise to significant portions of the net deferred tax assets are presented below (in thousands):

	FY 2012 Year Ended December 29, 2012	FY 2011 Year Ended December 31, 2011
Accruals and reserves	$ 2,295	$ 2,775
Deferred revenue	38	70
Fixed assets	429	488
Intangibles	180	6,959
Stock compensation	753	789
Net operating loss	5,310	120
Research and development credits	1,008	508
Other tax credits	47	1
Other	1	(10)
Net deferred tax asset	$ 10,061	$ 11,700
Valuation allowance	(10,061)	(11,700)
Net deferred tax assets	$ 0	$ 0

The Company has recorded a full valuation allowance for its deferred tax assets based on its past losses and the uncertainty regarding the ability to project future taxable income.

As of December 29, 2012, the Company had federal and State net operating loss ("NOL") carry forwards of $13.9 million and $11.7 million, respectively. Of the total state NOL carryover, $1.3 million relates to windfall stock option deductions which, when realized, will be credited to equity. The federal NOL will begin to expire in 2022 and the state NOL will begin to expire in 2020. The state of California suspended the ability of companies to utilize their NOLs for tax years 2011 and 2010.

The American Taxpayer Relief Act of 2012 was enacted on January 2, 2013. The Act reinstated the research and development credit retroactively to January 1, 2012 and extended it through 2013. As the law enactment is a subsequent event, no tax benefit from claiming the federal research and development credit has been considered for 2012. As of December 29, 2012, the Company had Federal and State research credit carry forwards of approximately $1.0 million and $1.5 million, respectively, available to offset future tax liabilities. The Federal credits will begin expiring in 2026 if not used. The state research credits do not expire.

The above net operating losses and research and development credits are subject to IRC sections 382 and 383. In the event of a change in ownership as defined by these code sections, the usage of the above mentioned NOL's and credits may be limited.

The Company accounts for uncertain tax positions in accordance with ASC 740, Income Taxes. ASC 740 seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax provision that an entity takes or expects to take in a tax return. Additionally, ASC 740 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. Under ASC 740, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. In accordance with our accounting policy, we recognize accrued interests and penalties related to unrecognized tax benefits as a component of income tax expense.

As of December 29, 2012, the Company had accrued $67 thousand for payment of interest related to unrecognized tax benefits.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	FY 2012 Year Ended December 29, 2012	FY 2011 Year Ended December 31, 2011	FY 2010 Year Ended January 1, 2011
Balance at the beginning of the year	$ 1,191	$ 865	$ 637
Additions based upon tax positions related to the current year	36	58	67
Additions based upon tax positions related to the prior year	0	268	161
Reductions based upon tax positions related to the prior year	(273)	0	0
Balance at the end of the year	$ 954	$ 1,191	$ 865

During fiscal 2012, the Company incurred a tax loss mainly from the disposal of discontinued operations and anticipates the ability to claim a tax refund of approximately $0.6 million by carrying back the loss to 2010 and 2011 for federal income tax purpose.

As a result, the Company recognized a tax benefit of $0.3 million from the release and reclassification of the ASC 740 long term liability.

If the ending balance of $954 thousand of unrecognized tax benefits at December 29, 2012 were recognized, none of the recognition would affect the income tax rate. The Company does not anticipate any material change in its unrecognized tax benefits of $954 thousand over the next twelve months. The unrecognized tax benefits may change during the next year for items that arise in the ordinary course of business.

The Company files U.S. federal and state returns as well as foreign return in France. The tax years 2007 to 2012 remain open in several jurisdictions, none of which have individual significance.

15. Major Customers and Business Segments

The Company operates in one segment, ophthalmology. The Company develops, manufactures and markets medical devices. Our revenues arise from the sale of consoles, delivery devices, consumables, service and support activities.

For fiscal years 2012, 2011 and 2010, no customer individually accounted for more than 10% of our revenue.

Revenue information shown by geographic region is as follows (in thousands):

	FY 2012 Year Ended December 29, 2012	FY 2011 Year Ended December 31, 2011	FY 2010 Year Ended January 1, 2011
United States	$ 18,496	$ 18,447	$ 17,796
Europe	7,468	8,940	8,954
Rest of Americas	2,335	2,287	2,198
Asia/Pacific Rim	5,560	3,485	3,360
	$ 33,859	$ 33,159	$ 32,308

Revenues are attributed to countries based on location of end customers. For fiscal years 2012, 2011 and 2010 no individual country accounted for more than 10% of the Company's sales, except for the United States, which accounted for 54.6%, 55.6%, and 55.2% of sales in 2012, 2011, and 2010 respectively.

16. Computation of Basic and Diluted Net (Loss) Income Per Common Share

A reconciliation of the numerator and denominator of basic and diluted net (loss) income per common share is provided as follows (in thousands, except per share amounts):

	FY 2012 Year Ended December 29, 2012	FY 2011 Year Ended December 31, 2011	FY 2010 Year Ended January 1, 2011
Numerator:			
(Loss) income from continuing operations	$ (170)	$ 2,141	$ 1,653
Income from discontinued operations	1,608	469	1,393
Net income	$ 1,438	$ 2,610	$ 3,046
Denominator:			
Weighted average shares of common stock (basic)	8,935	8,958	8,943
Effect of dilutive preferred shares	0	1,000	1,000
Effect of dilutive stock options	0	245	183
Effect of dilutive contingent shares	0	22	8
Weighted average shares of common stock (diluted)	8,935	10,225	10,134
Per share data:			
Basic net (loss) income per share:			
Net (loss) income before discontinued operations	$ (0.02)	$ 0.24	$ 0.18
Discontinued operations	0.18	0.05	0.16
Net income	$ 0.16	$ 0.29	$ 0.34

Diluted net (loss) income per share:						
Net (loss) income before discontinued operations	$	(0.02)	$	0.21	$	0.16
Discontinued operations		0.18		0.05		0.14
Net income	$	0.16	$	0.26	$	0.30

For periods in which the Company incurs a loss from continuing operations, the conversion of Series A Preferred Stock to common stock and common stock equivalent shares from unexercised stock options are excluded from the computation as their effect is anti-dilutive. Accordingly, at December 29, 2012, 1,000,000 shares of common stock equivalents (from the conversion of Series A Preferred Stock) and stock options to purchase 1,570,543 have been excluded.

For periods in which the Company generates income from continuing operations, the conversion of Series A Preferred Stock to common stock and common stock equivalent shares from unexercised stock options (if the exercise price of such options is lower than the average market price of the stock for the period) are included in the computation as their effect is dilutive. The Company excludes stock options and other common stock equivalents from the computation if the exercise price of the options is greater than the average market price of the stock for the period because the inclusion of these options would be anti-dilutive. Accordingly, at December 31, 2011 and January 1, 2011, stock options to purchase 713,462 and 809,997 shares, respectively, were excluded from the computation of diluted weighted average shares outstanding.

17. Subsequent Events

On January 9, 2013, the Company received $0.5 million in the form of a cash distribution from an insurance carrier which will be recorded in the first quarter of 2013. The distribution to the Company was a result of the Company being an eligible member of the insurance carrier following the insurance carrier's conversion from a mutual company to a stock insurer.

On February 28, 2013, the Board of Directors approved a new one year $3.0 million stock repurchase program that replaces the prior two year $4.0 million stock repurchase program.

In March 2013, the Company entered into a global distribution and supply agreement with Peregrine Surgical Ltd. ("Peregrine"). Under the agreement, IRIDEX will become a worldwide distributor for Peregrine labeled products and Peregrine will become part of the IRIDEX supply chain. IRIDEX has committed to purchase $0.8 million worth of product annually over the four year life of the agreement.

The Company has evaluated subsequent events and has concluded that no additional subsequent events that require disclosure in the financial statements have occurred since the year ended December 29, 2012.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act. In designing and evaluating our disclosure controls and procedures, management recognizes that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on management's evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 29, 2012, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 29, 2012 using the criteria for effective internal control over financial reporting as described in "Internal Control - Integrated Framework," issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that our internal control over financial reporting was effective as of December 29, 2012.

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report is not subject to attestation by our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting.

There were no changes in our internal control over financial reporting that occurred during the fourth quarter of fiscal year 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Certain information required by Part III has been omitted from this Form 10-K. This information is instead incorporated herein by reference to our definitive Proxy Statement for our 2013 Annual Meeting of Stockholders (the Proxy Statement), which we will file within 120 days after the end of our fiscal year pursuant to Regulation 14A in time for our Annual Meeting of Stockholders to be held June 12, 2013.

Item 10. Directors and Executive Officers and Corporate Governance

Information regarding our directors is incorporated herein by reference to "Proposal One - Election of Directors - Nominees" in our Proxy Statement. The information concerning our current executive officers is incorporated herein by reference to "Executive Officers" in our Proxy Statement. Information regarding delinquent filers is incorporated by reference to "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement. Information regarding our code of business conduct and ethics is incorporated herein by reference to "Corporate Governance Matters - Code of Business Conduct and Ethics" in our Proxy Statement.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference to "Executive Compensation" in our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to "Certain Relationships and Related Transactions" in our Proxy Statement.

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated herein by reference to "Proposal Two - Ratification of Appointment of Independent Accountants" in our Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) The following documents are filed in Part II of this Annual Report on Form 10-K:

2. **Financial Statement Schedule**

Schedules have been omitted because they are either not required, not applicable, or the required information is included in the consolidated financial statements or notes thereto.

3. **Exhibits**

Exhibit Index

Exhibits	Exhibit Title
2.1(15)	Asset Purchase Agreement by and among Cutera, Inc., Registrant, and U.S. Bank, National Association, as Escrow Agent, dated December 30, 2011.
3.1(1)	Amended and Restated Certificate of Incorporation of Registrant.
3.2(2)	Amended and Restated Bylaws of Registrant.
4.1(3)	Certificate of Designation, Preferences and Rights of Series A Preferred Stock.
4.2(3)	Investor Rights Agreement, dated as of August 31, 2007, by and among the Company, BlueLine Capital Partners, LP; BlueLine Capital Partners III, LP and BlueLine Capital Partners II, LP.
4.3 (4)	Amendment No. 1 to Investor Rights Agreement, dated as of March 31, 2009.
10.1(1)	Form of Indemnification Agreement with directors and officers.
10.2 (5)	Lease Agreement dated December 6, 1996 by and between Zappettini Investment Co. and the Registrant, as amended pursuant to Amendment No. 1 dated September 15, 2003 and Amendment No. 2 dated December 22, 2008.
10.3(6)*	1995 Director Option Plan.
10.4(7)*	1998 Stock Plan.
10.5(8)*	2005 Employee Stock Purchase Plan.
10.6*	2008 Equity Incentive Plan.
10.7(9)*	Form of 2008 Equity Incentive Plan Option Agreement.
10.8(10)*	Form of Stand-alone stock option agreement.
10.9(5)*	Change of Control Severance Agreement by and between the Company and James Mackaness, dated January 22, 2008.
10.10(3)	Securities Purchase Agreement, dated August 31, 2007, by and among BlueLine Capital Partners, LP, BlueLine Capital Partners III, LP, BlueLine Capital Partners II, LP and IRIDEX Corporation.
10.11(4)	Common Stock Purchase Warrant, dated March 31, 2009, issued to BlueLine Capital Partners, LP.
10.12(4)	Common Stock Purchase Warrant, dated March 31, 2009, issued to BlueLine Capital Partners II, LP.
10.13(4)	Common Stock Purchase Warrant, dated March 31, 2009, issued to BlueLine Capital Partners II, LP.
10.14(11)*	2012 Bonus Plan Summary.

10.15(12)*	2013 Bonus Plan Summary.
10.16(13)*	Employment Agreement by and between Registrant and Dominik Beck, dated as of August 16, 2011.
10.17(13)*	Executive Transition Agreement by and between Registrant and Theodore A. Boutacoff, dated October 10, 2011.
10.18(14)*	Form of 2008 Equity Incentive Plan Restricted Stock Award Agreement.
10.19(14)*	Form of 2008 Equity Incentive Plan Restricted Stock Unit Award Agreement.
10.20*	Agreement and Release by and between Registrant and Dominik Beck, dated as of November 6, 2012.
10.21*	ADEA Waiver Agreement and Release by and between Registrant and Dominik Beck, dated as of November 6, 2012.
21.1(1)	Subsidiaries of Registrant.
23.1	Consent of Burr Pilger Mayer, Inc., Independent Registered Public Accounting Firm.
24.1	Power of Attorney (See page 63).
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

* Indicates a management contract or compensatory plan or arrangement.

(1) Incorporated by reference to the Exhibits filed with the Registration Statement on Form SB-2 (No. 333-00320-LA) which was declared effective on February 15, 1996.

(2) Incorporated by reference to the Exhibits filed with the Registrant's Report on Form 8-K on November 21, 2007.

(3) Incorporated by reference to the Exhibits filed with the Registrant's Report on Form 8-K on September 7, 2007.

(4) Incorporated by reference to the Exhibits filed with the Registrant's Report on Form 8-K on April 6, 2009.

(5) Incorporated by reference to the Exhibits filed with the Registrant's Report on Form 10-K for the year ended January 3, 2009.

(6) Incorporated by reference to Exhibit 10.3 filed with the Registrant's Registration Statement on Form S-8 on August 3, 2004.

(7) Incorporated by reference to the definitive proxy statement on Schedule 14A filed on May 4, 2009.

(8) Incorporated by reference to the appendix filed with the Registrant's Proxy Statement for the Company's 2004 Annual Meeting of Stockholders which was filed on April 30, 2004.

(9) Incorporated by reference to Exhibit 99.1 filed with Registrant's Registration Statement on Form S-8 on November 21, 2008.

(10) Incorporated by reference to Exhibit 99.(d)(5) filed with the Registration Statement on Form SC TO-I July 30, 2009.

(11) Incorporated by reference to Exhibit 99.1 filed with the Registrant's Report on Form 8-K on February 21, 2012.

(12) Incorporated by reference to the Registrant's Report on Form 8-K on December 19, 2012.

(13) Incorporated by reference to the Exhibits filed with the Registrant's Report on Form 8-K on October 12, 2011.

(14) Incorporated by reference to the Exhibits filed with the Registrant's Report on Form 10-Q for the quarter ended July 2, 2011.

(15) Incorporated by reference to the Exhibit 2.1 filed with the Registrant's Report on Form 8-K on January 4, 2012.

Trademark Acknowledgments

IRIDEX, the IRIDEX logo, IRIS Medical, OcuLight, SmartKey, and EndoProbe, are our registered trademarks. G-Probe, DioPexy, DioVet, TruFocus, TrueCW, DioLite, ScanLite, IQ 810, IQ 577, IQ 532, MicroPulse, TxCell, OtoProbe, Symphony, VariLite, EasyFit, Endoview, MoistAir and GreenTip product names are our trademarks. All other trademarks or trade names appearing in this Annual Report on Form 10-K are the property of their respective owners.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 28th day of March 2013.

IRIDEX CORPORATION

By: /s/ WILLIAM M. MOORE
William M. Moore
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William M. Moore and James H. Mackaness, jointly and severally, their attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign on behalf of the undersigned any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and each of the undersigned does hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ William M. Moore (William M. Moore)	*President, Chief Executive Officer, and Chairman of the Board* *(Principal Executive Officer)*	March 28, 2013
/s/ James H. Mackaness (James H. Mackaness)	*Chief Financial Officer and Chief Operating Officer* *(Principal Financial and Accounting Officer)*	March 28, 2013
/s/ Sanford Fitch (Sanford Fitch)	*Director*	March 28, 2013
/s/ Garrett A. Garrettson (Garrett A. Garrettson)	*Director*	March 28, 2013
/s/ James B. Hawkins (James B. Hawkins)	*Director*	March 28, 2013
/s/ Ruediger Naumann-Etienne (Ruediger Naumann-Etienne)	*Director*	March 28, 2013
/s/ Scott A. Shuda (Scott A. Shuda)	*Director*	March 28, 2013

Exhibit Index

Exhibits	Exhibit Title
2.1(15)	Asset Purchase Agreement by and among Cutera, Inc., Registrant, and U.S. Bank, National Association, as Escrow Agent, dated December 30, 2011.
3.1(1)	Amended and Restated Certificate of Incorporation of Registrant.
3.2(2)	Amended and Restated Bylaws of Registrant.
4.1(3)	Certificate of Designation, Preferences and Rights of Series A Preferred Stock.
4.2(3)	Investor Rights Agreement, dated as of August 31, 2007, by and among the Company, BlueLine Capital Partners, LP; BlueLine Capital Partners III, LP and BlueLine Capital Partners II, LP.
4.3 (4)	Amendment No. 1 to Investor Rights Agreement, dated as of March 31, 2009.
10.1(1)	Form of Indemnification Agreement with directors and officers.
10.2 (5)	Lease Agreement dated December 6, 1996 by and between Zappettini Investment Co. and the Registrant, as amended pursuant to Amendment No. 1 dated September 15, 2003 and Amendment No. 2 dated December 22, 2008.
10.3(6)*	1995 Director Option Plan.
10.4(7)*	1998 Stock Plan.
10.5(8)*	2005 Employee Stock Purchase Plan.
10.6*	2008 Equity Incentive Plan.
10.7(9)*	Form of 2008 Equity Incentive Plan Option Agreement.
10.8(10)*	Form of Stand-alone stock option agreement.
10.9(5)*	Change of Control Severance Agreement by and between the Company and James Mackaness, dated January 22, 2008.
10.10(3)	Securities Purchase Agreement, dated August 31, 2007, by and among BlueLine Capital Partners, LP, BlueLine Capital Partners III, LP, BlueLine Capital Partners II, LP and IRIDEX Corporation.
10.11(4)	Common Stock Purchase Warrant, dated March 31, 2009, issued to BlueLine Capital Partners, LP.
10.12(4)	Common Stock Purchase Warrant, dated March 31, 2009, issued to BlueLine Capital Partners II, LP.
10.13(4)	Common Stock Purchase Warrant, dated March 31, 2009, issued to BlueLine Capital Partners II, LP.
10.14(11)*	2012 Bonus Plan Summary.
10.15(12)*	2013 Bonus Plan Summary.
10.16(13)*	Employment Agreement by and between Registrant and Dominik Beck, dated as of August 16, 2011.
10.17(13)*	Executive Transition Agreement by and between Registrant and Theodore A. Boutacoff, dated October 10, 2011.
10.18(14)*	Form of 2008 Equity Incentive Plan Restricted Stock Award Agreement.
10.19(14)*	Form of 2008 Equity Incentive Plan Restricted Stock Unit Award Agreement.
10.20*	Agreement and Release by and between Registrant and Dominik Beck, dated as of November 6, 2012.
10.21*	ADEA Waiver Agreement and Release by and between Registrant and Dominik Beck, dated as of November 6, 2012.
21.1(1)	Subsidiaries of Registrant.
23.1	Consent of Burr Pilger Mayer, Inc., Independent Registered Public Accounting Firm.
24.1	Power of Attorney (See page 63).
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS XBRL Instance Document.

101.SCH XBRL Taxonomy Extension Schema Document.

101.CAL XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE XBRL Taxonomy Extension Presentation Linkbase Document.

* Indicates a management contract or compensatory plan or arrangement.

(1) Incorporated by reference to the Exhibits filed with the Registration Statement on Form SB-2 (No. 333-00320-LA) which was declared effective on February 15, 1996.

(2) Incorporated by reference to the Exhibits filed with the Registrant's Report on Form 8-K on November 21, 2007.

(3) Incorporated by reference to the Exhibits filed with the Registrant's Report on Form 8-K on September 7, 2007.

(4) Incorporated by reference to the Exhibits filed with the Registrant's Report on Form 8-K on April 6, 2009.

(5) Incorporated by reference to the Exhibits filed with the Registrant's Report on Form 10-K for the year ended January 3, 2009.

(6) Incorporated by reference to Exhibit 10.3 filed with the Registrant's Registration Statement on Form S-8 on August 3, 2004.

(7) Incorporated by reference to the definitive proxy statement on Schedule 14A filed on May 4, 2009.

(8) Incorporated by reference to the appendix filed with the Registrant's Proxy Statement for the Company's 2004 Annual Meeting of Stockholders which was filed on April 30, 2004.

(9) Incorporated by reference to Exhibit 99.1 filed with Registrant's Registration Statement on Form S-8 on November 21, 2008.

(10) Incorporated by reference to Exhibit 99.(d)(5) filed with the Registration Statement on Form SC TO-I July 30, 2009.

(11) Incorporated by reference to Exhibit 99.1 filed with the Registrant's Report on Form 8-K on February 21, 2012.

(12) Incorporated by reference to the Registrant's Report on Form 8-K on December 19, 2012.

(13) Incorporated by reference to the Exhibits filed with the Registrant's Report on Form 8-K on October 12, 2011.

(14) Incorporated by reference to the Exhibits filed with the Registrant's Report on Form 10-Q for the quarter ended July 2, 2011.

(15) Incorporated by reference to the Exhibit 2.1 filed with the Registrant's Report on Form 8-K on January 4, 2012.

Exhibit 10.6

IRIDEX CORPORATION

2008 EQUITY INCENTIVE PLAN
(as amended April 26, 2012)

1. *Purposes of the Plan.* The purposes of this Plan are:

- to attract and retain the best available personnel for positions of substantial responsibility,
- to provide incentives to individuals who perform services to the Company, and
- to promote the success of the Company's business.

The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares and other stock or cash awards as the Administrator may determine.

2. *Definitions.* As used herein, the following definitions will apply:

(a) "*Administrator*" means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

(b) "*Affiliate*" means any corporation or any other entity (including, but not limited to, partnerships and joint ventures) controlling, controlled by, or under common control with the Company.

(c) (c) "*Applicable Laws*" means the requirements relating to the administration of equity-based awards under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

(d) "*Award*" means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares and other stock or cash awards as the Administrator may determine.

(e) "*Award Agreement*" means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(f) "*Board*" means the Board of Directors of the Company.

(g) "*Cash Position*" means as to any Performance Period, the Company's level of cash, cash equivalents, available-for-sales securities, and the long term portion of available-for-sales securities.

(h) "*Change in Control*" means the occurrence of any of the following events:

(i) A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group, ("Person") acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection (i), the acquisition of additional stock by any one Person, who is considered to own more than 50% of the total voting power of the stock of the Company will not be considered a Change in Control; or

(ii) A change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this clause (ii), if any Person is considered to effectively control the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(iii) A change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of the Company's assets: (A) a transfer to an entity that is controlled by the Company's stockholders immediately after the transfer, or (B) a transfer of assets by the Company to: (1) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company's stock, (2) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (3) a Person, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company, or (4) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (iii)(B)(3). For purposes of this subsection (iii), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this Section 2(h), persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

(i) "*Code*" means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(j) "*Committee*" means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board in accordance with Section 4 hereof.

(k) "*Common Stock*" means the common stock of the Company.

(l) "*Company*" means IRIDEX Corporation a Delaware corporation, or any successor thereto.

(m) "*Consultant*" means any person, including an advisor, engaged by the Company or its Affiliates to render services to such entity.

(n) "*Determination Date*" means the latest possible date that will not jeopardize the qualification of an Award granted under the Plan as "performance-based compensation" under Section 162(m) of the Code.

(o) "*Director*" means a member of the Board.

(p) "*Disability*" means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(q) "*Earnings Per Share*" means as to any Performance Period, the Company's or a business unit's Net Income, divided by a weighted average number of Common Stock outstanding and dilutive common equivalent Shares deemed outstanding.

(r) "*Employee*" means any person, including Officers and Directors, employed by the Company or its Affiliates. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

(s) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

(t) "*Fair Market Value*" means, as of any date, the value of the Common Stock as the Administrator may determine in good faith by reference to the price of such stock on any established stock exchange or a national market system on the day of determination if the Common Stock is so listed on any established stock exchange or a national market system. If the Common Stock is not listed on any established stock exchange or a national market system, the value of the Common Stock will be determined as the Administrator may determine in good faith.

(u) "*Fiscal Year*" means the fiscal year of the Company.

(v) "*Incentive Stock Option*" means an Option that by its terms qualifies and is otherwise intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(w) "*Individual Objectives*" means as to a Participant for any Performance Period, the objective and measurable goals set by a "management by objectives" process and approved by the Administrator (in its discretion).

(x) "*Net Income*" means as to any Performance Period, the Company's or a business unit's income after taxes.

(y) "*Nonstatutory Stock Option*" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(z) "*Officer*" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(aa) "*Operating Cash Flow*" means as to any Performance Period, the Company's or a business unit's sum of Net Income plus depreciation and amortization plus changes in working capital comprised of accounts receivable, inventories, other current assets, trade accounts payable, accrued expenses, product warranty, advance payments from customers and long-term accrued expenses.

(bb) "*Operating Income*" means as to any Performance Period, the Company's or a business unit's income from operations but excluding any unusual items or non-operating or non-cash related expenses."Option" means a stock option granted pursuant to Section 6 of the Plan.

(cc) "*Option*" means a stock option granted pursuant to Section 6 of the Plan.

(dd) "*Parent*" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(ee) "*Participant*" means the holder of an outstanding Award.

(ff) "*Performance Goals*" will have the meaning set forth in Section 11 of the Plan.

(gg) "*Performance Period*" means any Fiscal Year or such other period as determined by the Administrator in its sole discretion.

(hh) "*Performance Share*" means an Award denominated in Shares which may be earned in whole or in part upon attainment of Performance Goals or other vesting criteria as the Administrator may determine pursuant to Section 10.

(ii) "*Performance Unit*" means an Award which may be earned in whole or in part upon attainment of Performance Goals or other vesting criteria as the Administrator may determine and which may be settled for cash, Shares or other securities or a combination of the foregoing pursuant to Section 10.

(jj) "*Period of Restriction*" means the period during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(kk) "*Plan*" means this 2008 Equity Incentive Plan.

(ll) "*Restricted Stock*" means Shares issued pursuant to an Award of Restricted Stock under Section 8 of the Plan, or issued pursuant to the early exercise of an Option.

(mm) "*Restricted Stock Unit*" means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 9. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(nn) "*Return on Assets*" means as to any Performance Period, the percentage equal to the Company's or a business unit's Operating Income, divided by average net Company or business unit, as applicable, assets.

(oo) "*Return on Equity*" means as to any Performance Period, the percentage equal to the Company's Net Income divided by average stockholder's equity.

(pp) "*Return on Sales*" means as to any Performance Period, the percentage equal to the Company's or a business unit's Operating Income, divided by the Company's or the business units, as applicable, revenue.

(qq) "*Revenue*" means as to any Performance Period, the Company's or business unit's net sales.

(rr) "*Rule 16b-3*" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(ss) "*Section 16(b)*" means Section 16(b) of the Exchange Act.

(tt) "*Service Provider*" means an Employee, Director, or Consultant.

(uu) "*Share*" means a share of the Common Stock, as adjusted in accordance with Section 14 of the Plan.

(vv) "*Stock Appreciation Right*" means an Award, granted alone or in connection with an Option, that pursuant to Section 7 is designated as a Stock Appreciation Right.

(ww) "*Subsidiary*" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

(xx) "*Total Stockholder Return*" means as to any Performance Period, the total return (change in share price plus reinvestment of any dividends) of a Share.

3. *Stock Subject to the Plan.*

(a) Subject to the provisions of Section 14 of the Plan, the maximum aggregate number of Shares that may be awarded and sold under the Plan is 700,000 Shares, plus any Shares subject to stock options or similar awards granted under the Company's 1998 Stock Plan (the "1998 Plan") that expire or otherwise terminate without having been exercised in full and Shares issued pursuant to awards granted under the 1998 Plan that are forfeited to or repurchased by the Company on or after the date the 1998 Plan expires, with the maximum number of Shares to be added to the Plan from the 1998 Plan to be no more than 1,367,361 Shares. The Shares may be authorized, but unissued, or reacquired Common Stock.

(b) *Full Value Awards.* Any Shares subject to Options or Stock Appreciation Rights will be counted against the numerical limits of this Section 3 as one Share for every Share subject thereto. Any Shares subject to Awards of Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units with a per share or unit purchase price lower than 100% of Fair Market Value on the date of grant will be counted against the numerical limits of this Section 3 as two (2) Shares for every one Share subject thereto. To the extent that a Share that was subject to an Award that counted as two (2) Shares against the Plan reserve pursuant to the preceding sentence is recycled back into the Plan under the next paragraph of this Section 3, the Plan will be credited with two (2) Shares.

(c) *Lapsed Awards.* If an Award expires or becomes unexercisable without having been exercised in full, or, with respect to Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units, is forfeited to or repurchased by the Company, the unpurchased Shares (or for Awards other than Options and Stock Appreciation Rights, the forfeited or repurchased Shares) which were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). Upon exercise of a Stock Appreciation Right settled in Shares, the gross number of Shares covered by the portion of the Award so exercised will cease to be available under the Plan. Shares that have actually been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if unvested Shares of Restricted Stock, Restricted Stock Units, Performance Shares or Performance

Units are repurchased by the Company or are forfeited to the Company, such Shares will become available for future grant under the Plan. Shares used to pay the tax and/or exercise price of an Award will not become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not reduce the number of Shares available for issuance under the Plan. Notwithstanding the foregoing provisions of this Section 3(c), subject to adjustment provided in Section 14, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in Section 3(a), plus, to the extent allowable under Section 422 of the Code, any Shares that become available for issuance under the Plan under this Section 3(c).

(d) *Share Reserve.* The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4. *Administration of the Plan.*

(a) *Procedure.*

(i) *Multiple Administrative Bodies.* Different Committees with respect to different groups of Service Providers may administer the Plan.

(ii) *Section 162(m).* To the extent that the Administrator determines it to be desirable to qualify Awards granted hereunder as "performance-based compensation" within the meaning of Section 162(m) of the Code, the Plan will be administered by a Committee of two (2) or more "outside directors" within the meaning of Section 162(m) of the Code.

(iii) *Rule 16b-3.* To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(iv) *Other Administration.* Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws.

(b) *Powers of the Administrator.* Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Awards may be granted hereunder;

(iii) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder;

(iv) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(v) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

(vi) to modify or amend each Award (subject to Section 19(c) of the Plan). Notwithstanding the previous sentence, the Administrator may not, without the approval of the Company's stockholders: (A) modify or amend an Option or Stock Appreciation Right to reduce the exercise price of such Option or Stock Appreciation Right after it has been granted (except for adjustments made pursuant to Section 14), or (B) cancel any outstanding Option or Stock Appreciation Right and replace it with a new Option or Stock Appreciation Right with a lower exercise price;

(vii) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(viii) to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under an Award pursuant to such procedures as the Administrator may determine; and

(ix) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) *Effect of Administrator's Decision*. The Administrator's decisions, determinations, and interpretations will be final and binding on all Participants and any other holders of Awards.

5. *Eligibility*. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Unites, Performance Shares and Performance Units as the Administrator determines may be granted to Service Providers. Incentive Stock Options may be granted only to employees of the Company of any Parent of Subsidiary of the Company.

6. *Stock Options*.

(a) *Limitations*.

(i) Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000 (U.S.), such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted.

(ii) The Administrator will have complete discretion to determine the number of Shares subject to an Option granted to any Participant, provided that during any Fiscal Year, no Participant will be granted an Option covering more than 200,000 Shares. Notwithstanding the limitation in the previous sentence, in connection with his or her initial service as an Employee, an Employee may be granted Options covering up to an additional 400,000 Shares.

(b) *Term of Option*. The Administrator will determine the term of each Option in its sole discretion; provided, however, that the term will be no more than ten (10) years from the date of grant thereof. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(c) *Option Exercise Price and Consideration*.

(i) *Exercise Price*. The per share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, but will be no less than 100% of the Fair Market Value per Share on the date of grant. In addition, in the case of an Incentive Stock Option granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than 110% of the Fair Market Value per Share on the date of grant. Notwithstanding the foregoing provisions of this Section 6(c), Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii) *Waiting Period and Exercise Dates*. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

(iii) *Form of Consideration*. The Administrator will determine the acceptable form(s) of consideration for exercising an Option, including the method of payment, to the extent permitted by Applicable Laws.

(d) *Exercise of Option*.

(i) *Procedure for Exercise; Rights as a Stockholder*. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (i) notice of exercise (in such form as the Administrator specifies from time to time) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised (together with any applicable withholding taxes). No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 14 of the Plan.

(ii) *Termination of Relationship as a Service Provider.* If a Participant ceases to be a Service Provider, other than upon the Participant's termination as the result of the Participant's death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following the Participant's termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iii) *Disability of Participant.* If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant's termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iv) *Death of Participant.* If a Participant dies while a Service Provider, the Option may be exercised following the Participant's death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant's designated beneficiary, provided such beneficiary has been designated prior to Participant's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant's estate or by the person(s) to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following Participant's death. Unless otherwise provided by the Administrator, if at the time of death Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(v) *Other Termination.* A Participant's Award Agreement may also provide that if the exercise of the Option following the termination of Participant's status as a Service Provider (other than upon the Participant's death or Disability) would result in liability under Section 16(b), then the Option will terminate on the earlier of (A) the expiration of the term of the Option set forth in the Award Agreement, or (B) the 10th day after the last date on which such exercise would result in such liability under Section 16(b). Finally, a Participant's Award Agreement may also provide that if the exercise of the Option following the termination of the Participant's status as a Service Provider (other than upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act, then the Option will terminate on the earlier of (A) the expiration of the term of the Option, or (B) the expiration of a period of three (3) months after the termination of the Participant's status as a Service Provider during which the exercise of the Option would not be in violation of such registration requirements.

7. *Stock Appreciation Rights.*

(a) *Grant of Stock Appreciation Rights*. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b) *Number of Shares.* The Administrator will have complete discretion to determine the number of Stock Appreciation Rights granted to any Participant, provided that during any Fiscal Year, no Participant will be granted Stock Appreciation Rights covering more than 200,000 Shares. Notwithstanding the limitation in the previous sentence, in connection with his or her initial service as an Employee, an Employee may be granted Stock Appreciation Rights covering up to an additional 400,000 Shares.

(c) *Exercise Price and Other Terms.* The Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan, provided, however, that the exercise price will be not less than 100% of the Fair Market Value of a Share on the date of grant.

(d) *Stock Appreciation Right Agreement.* Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(e) *Expiration of Stock Appreciation Rights.* A Stock Appreciation Right granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement; provided, however, that the term will be no more than ten (10) years from the date of grant thereof. Notwithstanding the foregoing, the rules of Section 6(d) also will apply to Stock Appreciation Rights.

(f) *Payment of Stock Appreciation Right Amount.* Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii) The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon Stock Appreciation Right exercise may be in cash, in Shares of equivalent value, or in some combination thereof..

8. *Restricted Stock.*

(a) *Grant of Restricted Stock.* Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b) *Restricted Stock Agreement.* Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Notwithstanding the foregoing sentence, for restricted stock intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, during any Fiscal Year no Participant will receive more than an aggregate of 150,000 Shares of Restricted Stock. Notwithstanding the foregoing limitation, in connection with his or her initial service as an Employee, for restricted stock intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, an Employee may be granted an aggregate of up to an additional 150,000 Shares of Restricted Stock. Unless the Administrator determines otherwise, Shares of Restricted Stock will be held by the Company as escrow agent until the restrictions on such Shares have lapsed.

(c) *Transferability.* Except as provided in this Section 8, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(d) *Other Restrictions.* The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e) *Removal of Restrictions.* Except as otherwise provided in this Section 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f) *Voting Rights.* During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g) *Dividends and Other Distributions.* During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the Award Agreement. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

(h) *Return of Restricted Stock to Company.* On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

(i) *Section 162(m) Performance Restrictions.* For purposes of qualifying grants of Restricted Stock as "performance-based compensation" under Section 162(m) of the Code, the Administrator, in its discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals will be set by the Administrator on or before the Determination Date. In granting Restricted Stock which is intended to qualify under Section 162(m) of the Code, the Administrator will follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Award under Section 162(m) of the Code (e.g., in determining the Performance Goals).

9. *Restricted Stock Units.*

(a) *Grant.* Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. Each Restricted Stock Unit grant will be evidenced by an Award Agreement that will specify such other terms and conditions as the Administrator, in its sole discretion, will determine, including all terms, conditions, and restrictions related to the grant, the number of Restricted Stock Units and the form of payout, which, subject to Section 9(d), may be left to the discretion of the Administrator. Notwithstanding anything to the contrary in this subsection (a), for Restricted Stock Units intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, during any Fiscal Year of the Company, no Participant will receive more than an aggregate of 150,000 Restricted Stock Units. Notwithstanding the limitation in the previous sentence, for Restricted Stock Units intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, in connection with his or her initial service as an Employee, an Employee may be granted an aggregate of up to an additional 150,000 Restricted Stock Units.

(b) *Vesting Criteria and Other Terms.* The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. After the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any restrictions for such Restricted Stock Units. Each Award of Restricted Stock Units will be evidenced by an Award Agreement that will specify the vesting criteria, and such other terms and conditions as the Administrator, in its sole discretion will determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(c) *Earning Restricted Stock Units.* Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as specified in the Award Agreement.

(d) *Form and Timing of Payment.* Payment of earned Restricted Stock Units will be made as soon as practicable after the date(s) set forth in the Award Agreement. The Administrator, in its sole discretion, may pay earned Restricted Stock Units in cash, Shares, or a combination thereof. Shares represented by Restricted Stock Units that are fully paid in cash again will be available for grant under the Plan.

(e) *Cancellation.* On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

(f) *Section 162(m) Performance Restrictions.* For purposes of qualifying grants of Restricted Stock Units as "performance-based compensation" under Section 162(m) of the Code, the Administrator, in its discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals will be set by the Administrator on or before the Determination Date. In granting Restricted Stock Units which are intended to qualify under Section 162(m) of the Code, the Administrator will follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Award under Section 162(m) of the Code (e.g., in determining the Performance Goals).

10. *Performance Units and Performance Shares.*

(a) *Grant of Performance Units/Shares.* Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units/Shares granted to each Participant provided that during any Fiscal Year, for Performance Units or Performance Shares intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, (i) no Participant will receive Performance Units having an initial value greater than $1,000,000, and (ii) no Participant will receive more than 150,000 Performance Shares. Notwithstanding the foregoing limitation, for Performance Shares intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, in connection with his or her initial service, a Service Provider may be granted up to an additional 150,000 Performance Shares.

(b) *Value of Performance Units/Shares.* Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant.

(c) *Performance Objectives and Other Terms.* The Administrator will set performance objectives or other vesting provisions. The Administrator may set vesting criteria based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment), or any other basis determined by the Administrator in its discretion. Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. After the grant of Performance Units/Shares, the Administrator, in its sole discretion, may reduce or waive any restrictions for such Awards.

(d) *Earning of Performance Units/Shares.* After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives or other vesting provisions have been achieved. After the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Unit/Share.

(e) *Form and Timing of Payment of Performance Units/Shares.* Payment of earned Performance Units/Shares will be made as soon as practicable after the expiration of the applicable Performance Period. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period) or in a combination thereof.

(f) *Cancellation of Performance Units/Shares.* On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

(g) *Section 162(m) Performance Restrictions.* For purposes of qualifying grants of Performance Units/Shares as "performance-based compensation" under Section 162(m) of the Code, the Administrator, in its discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals will be set by the Administrator on or before the Determination Date. In granting Performance Units/Shares which are intended to qualify under Section 162(m) of the Code, the Administrator will follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Award under Section 162(m) of the Code (e.g., in determining the Performance Goals).

11. *Performance-Based Compensation Under Code Section 162(m).*

(a) *General.* If the Administrator, in its discretion, decides to grant an Award intended to qualify as "performance-based compensation" under Code Section 162(m), the provisions of this Section 11 will control over any contrary provision in the Plan; provided, however, that the Administrator may in its discretion grant Awards that are not intended to qualify as "performance-based compensation" under Section 162(m) of the Code to such Participants that are based on Performance Goals or other specific criteria or goals but that do not satisfy the requirements of this Section 11.

(b) *Performance Goals.* The granting and/or vesting of Awards of Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units and other incentives under the Plan may be made subject to the attainment of performance goals relating to one or more business criteria within the meaning of Code Section 162(m) and may provide for a targeted level or levels of achievement ("Performance Goals") including (i) Cash Position, (ii) Earnings Per Share, (iii) Individual Objectives, (iv) Net Income, (v) Operating Cash Flow, (vi) Operating Income, (vii) Return on Assets, (viii) Return on Equity, (ix) Return on Sales, (x) Revenue, and (xi) Total Stockholder Return. Any Performance Goals may be used to measure the performance of the Company as a whole or a business unit of the Company and may be measured relative to a peer group or index. The Performance Goals may differ from Participant to Participant and from Award to Award. Prior to the Determination Date, the Administrator will determine whether any significant element(s) will be included in or excluded from the calculation of any Performance Goal with respect to any Participant.

(c) *Procedures.* To the extent necessary to comply with the performance-based compensation provisions of Code Section 162(m), with respect to any Award granted subject to Performance Goals, within the first twenty-five percent (25%) of the Performance Period, but in no event more than ninety (90) days following the commencement of any Performance Period (or such other time as may be required or permitted by Code Section 162(m)), the Administrator will, in writing, (i) designate one or more Participants to whom an Award will be made, (ii) select the Performance Goals applicable to the Performance Period, (iii) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned for such Performance Period, and (iv) specify the relationship between Performance Goals and the amounts of such Awards, as applicable, to be earned by each Participant for such Performance Period. Following the completion of each Performance Period, the Administrator will certify in writing whether the applicable Performance Goals have been achieved for such Performance Period. In determining the amounts earned by a Participant, the Administrator will have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Administrator may deem relevant to the assessment of individual or corporate performance for the Performance Period. A Participant will be eligible to receive payment pursuant to an Award for a Performance Period only if the Performance Goals for such period are achieved.

(d) *Additional Limitations.* Notwithstanding any other provision of the Plan, any Award which is granted to a Participant and is intended to constitute qualified performance based compensation under Code Section 162(m) will be subject to any additional limitations set forth in the Code (including any amendment to Section 162(m)) or any regulations and ruling issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Section 162(m) of the Code, and the Plan will be deemed amended to the extent necessary to conform to such requirements.

12. *Leaves of Absence.* Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence. A Service Provider will not cease to be an Employee in the case of (i) any leave of absence approved by the Company, or (ii) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary. For purposes of Incentive Stock Options, no such leave may exceed three (3) months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then six (6) months and one day following the commencement of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

13. *Transferability of Awards.* Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

14. *Adjustments; Dissolution or Liquidation; Merger or Change in Control.*

(a) *Adjustments.* In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs, the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of Shares that may be delivered under the Plan and/or the number, class, and price of Shares covered by each outstanding Award, and the numerical Share limits set forth in Sections 3, 6, 7, 8, 9, and 10.

(b) *Dissolution or Liquidation.* In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c) *Change in Control.* In the event of a merger or Change in Control, each outstanding Award will be treated as the Administrator determines, including, without limitation, that each Award will be assumed or an equivalent option or right substituted by the successor corporation or a Parent or Subsidiary of the successor corporation (the "Successor Corporation"). The Administrator will not be required to treat all Awards similarly in the transaction.

In the event that the Successor Corporation does not assume or substitute for the Award, the Participant will fully vest in and have the right to exercise all of his or her outstanding Options and Stock Appreciation Rights, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock will lapse, and, with respect to Restricted Stock Units, Performance Shares and Performance Units, all Performance Goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met. In addition, if an Option or Stock Appreciation Right is not assumed or substituted for in the event of a Change in Control, the Administrator will notify the Participant in writing or electronically that the Option or Stock Appreciation Right will be fully vested and exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or Stock Appreciation Right will terminate upon the expiration of such period.

For the purposes of this subsection (c), an Award will be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) or, in the case of a Stock Appreciation Right upon the exercise of which the Administrator determines to pay cash or a Performance Share or Performance Unit which the Administrator can determine to pay in cash, the fair market value of the consideration received in the merger or Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the Successor Corporation, the Administrator may, with the consent of the Successor Corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Performance Share or Performance Unit, for each Share subject to such Award (or in the case of Performance Units, the number of implied shares determined by dividing the value of the Performance Units by the per share consideration received by holders of Common Stock in the Change in Control), to be solely common stock of the Successor Corporation equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control.

Notwithstanding anything in this Section 14(c) to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more Performance Goals will not be considered assumed if the Company or its successor modifies any of such Performance Goals without the Participant's consent; provided, however, a modification to such Performance Goals only to reflect the Successor Corporation's post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

15. *Tax Withholding.*

(a) *Withholding Requirements.* Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof), the Company will have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local, foreign or other taxes (including the Participant's FICA obligation) required to be withheld with respect to such Award (or exercise thereof).

(b) *Withholding Arrangements.* The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax withholding obligation, in whole or in part by (without limitation) (i) paying cash, (ii) electing to have the Company withhold otherwise deliverable cash or Shares having a Fair Market Value equal to the minimum amount required to be withheld, (iii) delivering to the Company already-owned Shares having a Fair Market Value equal to the amount required to be withheld, or (iv) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld. The amount of the withholding requirement will be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum federal, state or local marginal income tax rates applicable to the Participant with respect to the Award on the date that the amount of tax to be withheld is to be determined. The Fair Market Value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

16. *No Effect on Employment or Service.* Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider with the Company, nor will they interfere in any way with the Participant's right or the Company's right to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

17. *Date of Grant.* The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

18. *Effective Date and Term of Plan.* The Plan will become effective upon the date the stockholders of the Company approve the Plan. The Company will obtain such stockholder approval in the manner and to the degree required under Applicable Laws. It will continue in effect for a term of ten (10) years from the date of stockholder approval, unless terminated earlier under Section 19 of the Plan.

19. *Amendment and Termination of the Plan.*

(a) *Amendment and Termination.* The Administrator may at any time amend, alter, suspend or terminate the Plan.

(b) *Stockholder Approval.* The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) *Effect of Amendment or Termination.* No amendment, alteration, suspension, or termination of the Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

20. *Conditions Upon Issuance of Shares.*

(a) *Legal Compliance.* Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b) *Investment Representations.* As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

21. *Inability to Obtain Authority.* The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

22. *Underwater Stock Option Exchange Program.* Notwithstanding any contrary provision of the Plan, if the Company's stockholders approve the one-time-only option exchange program described in the proxy statement with respect to the Company's 2009 Annual Meeting of Stockholders under which certain outstanding Options may be surrendered or cancelled at the election of the person holding such Option (and therefore made available for future grant under Section 3(c)) in exchange for a lesser number of Options with a lower exercise price (the "Exchange"), the Administrator may provide for, and the Company may implement, the Exchange within twelve (12) months after the date of such Annual Meeting.

Exhibit 10.20

IRIDEX CORPORATION

AGREEMENT AND RELEASE

This Separation Agreement and Release ("Agreement") is made by and between Dr. Dominik Beck ("Employee") and IRIDEX Corporation (the "Company") (collectively referred to as the "Parties" or individually referred to as a "Party") effective on the Effective Date (defined below).

WHEREAS, Employee was employed by the Company;

WHEREAS, Employee and the Company entered into the Employment Agreement dated August 16, 2011, pursuant to which the Employee was to commence employment with the Company on or before October 15, 2011 (the "Employment Agreement");

WHEREAS, Employee signed an Employment, Confidential Information, Invention Assignment, and Arbitration Agreement with the Company on August 29, 2011 (the "Confidentiality Agreement");

WHEREAS, the Company and Employee have entered into (i) a stock option agreement (the "Stock Option Agreement") dated October 10, 2011 issued pursuant to the Company's 2008 Equity Incentive Plan (the "Plan"), pursuant to which Employee was granted the option to purchase up to 135,000 shares of the Company's Common Stock subject to the terms and conditions of the Plan and the Stock Option Agreement and (ii) the Restricted Stock Unit Award dated October 10, 2011, pursuant to which Employee was granted a restricted stock unit award for 75,000 shares of the Company's Common Stock subject to the terms and conditions of the Plan (the "RSU Award" and, collectively with the Stock Option Agreement, the "Stock Agreements");

WHEREAS, Employee's positions as an officer and employee with the Company and any of its subsidiaries were terminated in conjunction with a restructuring of the senior executive team effective as of August 24, 2012 (the "Separation Date");

WHEREAS, the Parties wish to resolve any and all disputes, claims, complaints, grievances, charges, actions, petitions, and demands that either Party may currently have against the other Party and any of the other Party's related Releasees (as defined below), including, but not limited to, any and all such claims arising out of or in any way related to all of Employee's relationships (and the ending of such) with the Company.

NOW, THEREFORE, in consideration of the mutual promises made herein, the Company and Employee hereby agree as follows:

1. Consideration.

a. Settlement Payments. In consideration of Employee's execution of and compliance with this Agreement, the Company will pay the designated recipients below as follows (collectively the "Payments"):

(1) The "First Payment": made payable by the Company to Employee (in compromise settlement of all of Employee's present claims against the Company Releasees, as defined below, which are subject to both taxation and withholding but no other set-off of any kind) to Employee in the gross amount of Sixty-One Thousand Dollars ($61,000), less applicable government mandatory tax withholdings only, which the Company also agrees to accurately and timely report to the applicable government entities (by W-2) and otherwise so accurately document;

(2) The "Second Payment": made payable by the Company to Employee (in compromise settlement of all of Employee's present claims, including his present and potential: statutory (except ADEA and attorneys fees-related) and tort claims and interest related to those claims against the Company Releasees which are subject to taxation but not withholding or set-off of any kind) in the actual amount (i.e., with no withholding or set-off of any kind) of Forty-Eight Thousand and Two Hundred Fifty Dollars ($48,250), which the Company also agrees to timely and accurately then: issue to the Employee a Form 1099 Misc. and so report to the applicable

government entities, and otherwise so accurately document; and

(3) The "Third Payment": made payable by the Company to Employee's attorneys (Pierce & Shearer LLP) in compromise settlement of all of Employee's present attorneys' fees/costs relating to his alleged claims against the Company Releasees, as defined below, in the actual amount (i.e., no withholding or set-off of any kind) of Fifty-One Thousand Dollars ($51,000). The Company agrees to timely and accurately report this payment to the applicable government entities, and otherwise so accurately document. Employee and his counsel acknowledge and agree that the Company will timely issue two IRS Form 1099s with respect to this payment – one to Pierce & Shearer LLP in the amount of Fifty-One Thousand Dollars ($51,000) and the other to Employee in the amount of Fifty-One Thousand Dollars ($51,000);

(4) The "Fourth Payment": made payable by the Company to Employee in lieu of reimbursement for COBRA, such payments are subject to both taxation and withholding but no other set-off of any kind, to Employee in the gross amount of Fourteen Thousand and Eighty Four Dollars ($14,084), less applicable government mandatory tax withholdings only, which the Company also agrees to accurately and timely report to the applicable government entities (by W-2) and otherwise so accurately document.

The Payments will be made by the Company for the respective recipients' physical receipt as follows: the Second and Third Payments within ten (10) calendar days of the Effective Date and the First Payment no earlier than January 2, 2013 and no later than January 15, 2013. The Fourth Payment shall be paid in monthly installments of Three Thousand Five Hundred Twenty-One Dollars ($3,521) per month for a period of four (4) months beginning on or about January 15, 2013 or until Employee has secured other full-time employment which provides he and his family eligibility for health insurance comparable to the coverage they received from the Company while Employee was employed, whichever occurs first. Employee acknowledges and agrees that if he secures such full-time employment on any date prior to April 15, 2013 then the Company will no longer be obligated or required to make any then remaining monthly payments to him pursuant to the Fourth Payment. Employee specifically acknowledges and agrees that if and when all the Payments above are fully and timely paid and corresponding funds clear, any obligation that the Company had to pay Employee statutory wages and any other compensation whatsoever will then have been fully satisfied. The Parties disagree on whether Employee is eligible for contractual severance pursuant to his Employment Agreement, and Employee agrees that he is waiving any rights to such severance only so long as all the Payments' funds are timely received and are never sought back by the Company or any of its related Releasees (defined below).

b. ADEA Waiver/Additional Consideration For. In consideration of Employee's concurrent execution (and non-revocation of) the accompanying ADEA Waiver Agreement and Release (the "ADEA Waiver"), the Company will also pay Employee the actual amount of Eighteen Thousand and Seven Hundred and Fifty Dollars ($18,750) (i.e., no withholdings or setoff of any kind) (the "ADEA Payment"), for his physical receipt seven days after the effective date (defined therein) of the ADEA Waiver, which the Company also agrees to accurately and timely report to the applicable government entities (by 1099) and otherwise so accurately document. Employee acknowledges and agrees that he will only receive one payment of Eighteen Thousand and Seven Hundred and Fifty Dollars ($18,750) for his execution of and compliance with the ADEA Waiver, as outlined therein. Employee is not required to sign the ADEA Waiver to receive the other above consideration and acknowledges and agrees that the ADEA Waiver in no way affects the continuing validity or effect of any other consideration owed and or herein provided to Employee by the Company.

2. Benefits. Employee's and his eligible dependents' (Company-paid for only) health insurance benefits ceased on August 31, 2012, subject to their rights to continue their health insurance under COBRA. Except as stated otherwise elsewhere in this Agreement, Employee's additional vesting in all other benefits and incidents of employment, including, but not limited to the accrual of bonuses, vacation, and paid time off stopped following the Separation Date.

3. Payment of Salary; Equity Interests; Resignation from Board of Directors.

a. Payment of Salary. Employee specifically acknowledges and agrees that the Company has already paid Employee for all his salary for all of the services that Employee has rendered to the Company.

b. Equity Interests. Employee acknowledges and represents that, other than pursuant to the Stock Agreements, Employee has no right, title or interest in or to any direct or indirect equity interests in the Company. Employee further acknowledges and represents that none of the shares of the Company's Common Stock issuable under the Stock Option Agreement, nor any of the shares or interests subject to the RSU Award, had vested as of the Separation Date and Employee, through his release below, will have no right to exercise or otherwise receive any benefits under the Stock Agreements.

c. Resignation from Board of Directors. In further consideration for (and within two (2) business days of) the clearance of the funds of the Second and Third Payments, Employee will then resign in writing from his position as a member of the board of directors of the Company and the board of directors of any of the Company's subsidiaries on which he serves (if any), by executing the letter attached to this Agreement as **Exhibit B** and scanning and e-mailing the signed letter to the Chairman of the Board of Directors, William Moore, at wmoore@iridex.com.

4. Releases of Claims. Subject to the qualifications set forth in this Agreement, each Party, on his/its own behalf, otherwise hereby releases both the other Party and (to the fullest extent applicable except as otherwise limited herein) that Party's spouses, heirs, legal counsel, present and former officers and directors, employees, administrators, affiliates, representatives, agents, benefit plans, plan administrators, insurers, divisions, investors, shareholders, predecessors, successors, and assigns (collectively, the "Releasees") from all claims, complaints, actions, causes of action, demands or obligations relating to any matters of any kind, whether presently known or unknown, suspected or unsuspected, which either Party (or his/its, representatives, agents, predecessors, successors, and assigns) currently may possess against any of the other Party's Releasees arising from any omissions, acts, facts, or damages that have occurred up until and including the Effective Date of this Agreement, including generally, without limitation beyond those specifically enumerated in Paragraphs 1 and 4 of this Agreement, claims:

a. relating to or arising from Employee's employment relationship with the Company and the termination of that relationship;

b. relating to or arising from Employee's right to purchase, or actual purchase of Company stock, including, without limitation, any related claims for fraud, misrepresentation, breach of fiduciary duty, breach of duty under applicable state corporate law, and securities fraud under any state or federal law;

c. for wrongful discharge of employment; termination in violation of public policy; discrimination; harassment; retaliation; breach of contract, both express and implied; breach of covenant of good faith and fair dealing, both express and implied; promissory estoppel; negligent or intentional infliction of emotional distress; fraud; negligent or intentional misrepresentation; negligent or intentional interference with contract or prospective economic advantage; unfair business practices; defamation; libel; slander; negligence; personal injury; assault; battery; invasion of privacy; false imprisonment; conversion; and disability benefits;

d. for violation of any federal, state, or municipal statute, including, but not limited to, Title VII of the Civil Rights Act of 1964; the Civil Rights Act of 1991; the Rehabilitation Act of 1973; the Americans with Disabilities Act of 1990; the Equal Pay Act; the Fair Labor Standards Act; the Fair Credit Reporting Act; the Age Discrimination in Employment Act of 1967; the Older Workers Benefit Protection Act; the Employee Retirement Income Security Act of 1974; the Worker Adjustment and Retraining Notification Act; the Family and Medical Leave Act; the Sarbanes-Oxley Act of 2002; the Immigration Control and Reform Act; the California Family Rights Act; the California Labor Code; the California Workers' Compensation Act; and the California Fair Employment and Housing Act;

e. for violation of the federal or any state constitution;

f. arising out of any other laws and regulations relating to employment or employment discrimination; and

g. for attorneys' fees and costs.

The Parties agree that the releases set forth in this section shall be and remain in effect in all respects complete general releases as to the matters released. Nevertheless, none of the waivers and releases anywhere in this Agreement shall waive, release, apply to and/or limit in any way either: (1) Employee's (and any eligible dependents, only if and where applicable) already legally accrued and/or vested rights (if any) insurance-related benefits from a Company (or Company- related) insurance provider under any Company insurance-related plans stemming from Employee's Company: Board role and/or employment; (2) Employee's rights (to the extent otherwise qualified) to workers' compensation, unemployment benefits (the Company agreeing that it has not, and so long as Employee executes and materially complies with this Agreement will not, assert any disqualifying basis with respect to Employee's eligibility for such unemployment benefits in any manner), ERISA-related rights, and any all rights which cannot legally be waived; (3) Employee's (pre-existing only) rights to indemnification, duty to defend and to be held harmless by the Company pursuant to any pre-existing contracts, applicable insurance (e.g., "D&O") policies, statutes, common law obligations, or otherwise; (4) Employee's claims should the Company have misreported, not reported or untimely reported (in part or in whole) anything related to his past compensation as a Company employee to the appropriate taxing authorities; (5) the Parties' rights to enforce the Agreement; (6) the Parties' rights to raise claims for the other Parties' (and associated Releasees') future actions or inactions, and (7) Employee's already legally accrued and/or vested rights to his retirement funds contained in his 401(k) account with the Company. Each Party represents that he/it has made no assignment or transfer of any right, claim, complaint, charge, duty, obligation, demand, cause of action, or other matter waived or released by this Agreement.

5. California Civil Code Section 1542. Each Party acknowledges that he/it has been advised to consult with legal counsel and is familiar with the provisions of California Civil Code Section 1542, a statute that otherwise prohibits the release of unknown claims, which provides as follows:

> **A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.**

Each Party, being aware of said code section, agrees to expressly waive any rights he/it may have thereunder as to the other Party and its/his related Releasees, as well as under any other statute or common law principles of similar effect, subject to the same qualifications set forth in Section 4 above.

6. Application for Employment; Eligibility for Re-hire. Employee understands and agrees that (although the Company represents and warrants that he will always remain eligible for re-hire in exchange for Employee agreeing hereby never to re-apply intentionally for employment or other working relationship for the Company), as a condition of this Agreement, Employee shall not be entitled to any future employment with the Company, and Employee hereby waives any right, or alleged right, of employment or re-employment with the Company. Within five (5) days of the Effective Date, the Company will provide Employee with a blue ink-signed original (on then current Company letterhead) of a letter in the form of **Exhibit A.**

7. No Pending or Future Lawsuits. Each Party represents that he/it has no lawsuits, filed claims (other than Employee's approved/open unemployment benefits claim), or other civil actions (e.g. arbitration filings) pending in his/its name, or on behalf of any other person or entity, against the other Party or any of the other Party's Releasees. Each Party also represents that he/it does not currently intend to bring any new such claims on his/its own behalf or on behalf of any other person or entity against the other Party or any of the other Party's Releases.

8. Confidentiality. Each Party agrees that he/it will generally keep confidential the terms of this Agreement (except as to its existence, its general confidentiality, Employee's eligibility for re-hire and that Employee's termination was exclusively due to a restructuring of the senior executive team), except also: (1) to the extent reasonably needed to comply with legal requirements or by the Company pursuant to the Company's reasonable business requirements; (2) to members of Employee's immediate family; (3) to any attorney or financial advisor for the purpose of confidentially obtaining any legal or financial advice pertaining to this Agreement and/or for the purpose of representation of either Party's interest in connection with any inquiry or action on the part of any government or taxing authority or agency; and (4) in order to pursue (or defend against) any claimed material breach or non-performance of this Agreement or other future (or excepted past) believed wrongdoing associated with Employee's and/or his Releasees' past relationships and interactions with the Company and/or its Releasees. The Parties acknowledge and agree that this Paragraph 8 also does not restrict Employee from publicizing **Exhibit A.**

9. Trade Secrets and Confidential Information; Return of Company Property. Employee, except to the extent this Agreement's terms are inconsistent with it, agrees to observe and abide by the material terms of the Confidentiality Agreement, specifically including the provisions therein regarding non-disclosure of the Company's trade secrets and confidential and proprietary information, and non-solicitation of Company employees. Consistent with his Board membership and with the Company's consent, Employee has retained some Company confidential information and property. Within five (5) business days of his resignation from Company Board membership, Employee will provide any and all Company confidential information or property that he may have in his possession to the Company and so long as he does so, then the Company agrees he will have acted consistent with (and not in violation of) his past and Agreement-related obligations. However, if Employee locates any other Company property in his possession thereafter and then promptly returns it to the Company, his so doing will be considered consistent with (and not in violation) of all his Agreement-related obligations including in this paragraph.

10. No Cooperation. Each Party agrees that he/it will not intentionally (directly or indirectly) attempt to or actually encourage, counsel, or assist any attorneys or their clients in the presentation or prosecution of any disputes, differences, grievances, claims, charges, or complaints by any third party against the other Party or the other Party's Releasees, unless under a subpoena or other court order to do so. Each Party agrees both to immediately notify the other Party upon receipt of any such subpoena or court order, and to furnish within three (3) business days of its actual receipt by Employee or his obtaining knowledge thereof, a copy of

such subpoena or other court order. If approached by anyone for counsel or assistance in the presentation or prosecution of any disputes, differences, grievances, claims, charges, or complaints against any of the Releasees, the other Party shall state no more than that he/it cannot provide counsel or assistance.

11. Non-Disparagement and Non-Interference. Employee agrees to refrain from making any illegally disparaging statements through any means in any format about the Company or any of its management personnel including, without limitation, the business, business reputation products, intellectual property, financial standing, future, or employment/compensation/benefit practices of the Company. The Company agrees to refrain from making any illegally disparaging statements through any means in any format about Employee. The Company agrees that when making statements (in any form) concerning Employee it will not make such statements that are inconsistent with the representations contained in Exhibit A. Employee understands that the Company's obligations under this paragraph extend only to the Company's current executive officers at the Senior Vice President level and above, including the Chief Executive Officer, and members of its Board of Directors. The Company shall direct any inquiries by potential future employers or other background checkers to Antoinette Ryglisyn (or any successor to her)/the Company's human resources department, which shall use its best efforts to confirm only the Employee's various Company positions held, their dates held, his eligibility for re-hire, and his compensation levels during his employment with the Company. If the Employee requests from the Chief Executive Officer in writing at least three (3) business days in advance that the Company make additional reasonable statements regarding Employee to a prospective employer or other background checker, such additional statements will not be unreasonably withheld. Each Party also agrees not to tortiously interfere with either the contracts and/or professional relationships of the other Party. Notwithstanding the foregoing, the Parties acknowledge and agree that any Company Board members, its Chief Executive Officer, and either Party may testify truthfully in any arbitration or litigation proceedings, and further agree that this non-disparagement provision shall not prohibit or limit any of the Board members, the Chief Executive Officer, or either Party from testifying truthfully in any such proceedings.

12. Material Breach. Each Party acknowledges and agrees that any material breach of this Agreement or of any legally still enforceable provision of the Confidentiality Agreement shall entitle the non-breaching Party immediately to cease providing the consideration provided to the other Party under this Agreement, except as provided by law. The Company acknowledges and agrees that its failure timely to make in full any of either the Payments or the ADEA Payment shall constitute a material breach of this Agreement and leaving the Agreement then voidable at Employee's sole election as one of his options for then pursuing any and all available legal rights, claims and remedies (including those that would otherwise have been released, waived or in any way limited by this Agreement, and including Employee's claim regarding the entire disputed portion of the severance amounts contained in the Employment Agreement).

13. No Admission of Liability. Each Party understands and acknowledges that this Agreement constitutes a compromise and settlement of any and all actual or potential past disputed claims. No action taken by either Party hereto, either previously or in connection with this Agreement, shall be deemed or construed to be (a) an admission of the truth or falsity of any actual or potential claims or (b) an acknowledgment or admission by any Party of any fault or liability whatsoever to the other Party, the other Party's Releasees, or to any third party.

14. ARBITRATION. THE PARTIES AGREE THAT ANY AND ALL DISPUTES ARISING OUT OF THE TERMS OF THIS AGREEMENT, THEIR INTERPRETATION, AND ANY OF THE MATTERS HEREIN RELEASED, SHALL BE SUBJECT TO ARBITRATION IN SANTA CLARA COUNTY, BEFORE JUDICIAL ARBITRATION & MEDIATION SERVICES ("JAMS"), PURSUANT TO ITS EMPLOYMENT ARBITRATION RULES & PROCEDURES ("JAMS RULES"). THE ARBITRATOR MAY GRANT INJUNCTIONS AND OTHER RELIEF IN SUCH DISPUTES. THE ARBITRATOR SHALL ADMINISTER AND CONDUCT ANY ARBITRATION IN ACCORDANCE WITH CALIFORNIA LAW, INCLUDING THE CALIFORNIA CODE OF CIVIL PROCEDURE, AND THE ARBITRATOR SHALL APPLY SUBSTANTIVE AND PROCEDURAL CALIFORNIA LAW TO ANY DISPUTE OR CLAIM, WITHOUT REFERENCE TO ANY CONFLICT-OF-LAW PROVISIONS OF ANY JURISDICTION. TO THE EXTENT THAT THE JAMS RULES CONFLICT WITH CALIFORNIA LAW, CALIFORNIA LAW SHALL TAKE PRECEDENCE. THE DECISION OF THE ARBITRATOR SHALL BE FINAL, CONCLUSIVE, AND BINDING ON THE PARTIES TO THE ARBITRATION. THE PARTIES AGREE THAT THE PREVAILING PARTY IN ANY ARBITRATION SHALL BE ENTITLED TO INJUNCTIVE RELIEF IN ANY COURT OF COMPETENT JURISDICTION TO ENFORCE THE ARBITRATION AWARD. THE COMPANY SHALL PAY THE COSTS AND EXPENSES OF SUCH ARBITRATION (INCLUDING WITHOUT LIMITATION THE ARBITRATOR'S FULL FEES AND COSTS), AND EACH PARTY SHALL SEPARATELY PAY FOR ITS RESPECTIVE COUNSEL FEES AND EXPENSES; PROVIDED, HOWEVER, THAT THE ARBITRATOR SHALL AWARD ATTORNEYS' FEES AND COSTS TO THE PREVAILING PARTY, EXCEPT AS PROHIBITED BY LAW. THE PARTIES HEREBY AGREE TO WAIVE THEIR RIGHT TO HAVE ANY DISPUTE BETWEEN THEM RESOLVED IN A COURT OF LAW BY A JUDGE OR JURY. NOTWITHSTANDING THE FOREGOING, THIS SECTION WILL NOT PREVENT EITHER PARTY FROM SEEKING

INJUNCTIVE RELIEF (OR ANY OTHER PROVISIONAL REMEDY) FROM ANY COURT HAVING JURISDICTION OVER THE PARTIES AND THE SUBJECT MATTER OF THEIR DISPUTE RELATING TO THIS AGREEMENT AND THE AGREEMENTS INCORPORATED HEREIN BY REFERENCE. SHOULD ANY PART OF THE ARBITRATION AGREEMENT CONTAINED IN THIS PARAGRAPH CONFLICT WITH ANY OTHER ARBITRATION AGREEMENT BETWEEN THE PARTIES, THE PARTIES AGREE THAT THIS ARBITRATION AGREEMENT SHALL GOVERN.

15. Costs. The Parties shall ultimately be responsible for their own full: costs, attorneys' fees, and other fees incurred in connection with the preparation of this Agreement.

16. Tax Consequences. Other than as to its own agreement to report and withhold as specifically outlined above with respect to the Payments and the ADEA Payment, the Company makes no representations or warranties with respect to the tax consequences to Employee of the Payments and ADEA Payment and any other consideration provided to Employee or made on his behalf under the terms of this Agreement. Employee agrees and understands that he is responsible for payment, if any, of only all local, state, and/or federal taxes due from him on those Payments and the ADEA Payment and/or on any other consideration provided hereunder by the Company and any penalties or assessments related to those taxes due from him. Employee further agrees to indemnify and hold the Company harmless from any claims, demands, deficiencies, penalties, interest, assessments, executions, judgments, or recoveries by any government agency against the Company for any amounts found due on account of (a) Employee's failure to pay or delayed payment of, federal or state taxes due from him, or (b) damages sustained by the Company by reason of any such claims, including attorneys' fees and costs, so long as the Company timely and accurately reports the Payments and ADEA Payment on Form W-2s and Form 1099s, respectively, to the applicable government entities as described in Paragraph 1 herein.

17. Authority. The Company represents and warrants that the undersigned has full authority to act on behalf of the Company and to bind the Company and all who may claim through it to the terms and conditions of this Agreement. Employee represents and warrants that he has the capacity to act on his own behalf and on behalf of all who might claim through him to bind them to the terms and conditions of this Agreement. Each Party warrants and represents that there are no liens or claims of lien or assignments in law or equity or otherwise of or against any of the claims or causes of action released herein.

18. No Representations. Each Party represents that he/it has had an opportunity to consult with an attorney, and has carefully read and understands the scope and effect of the provisions of this Agreement. Each Party so also represents that he/it has not relied upon any representations or statements made by the other Party that are not specifically either set forth (or incorporated by reference) in this Agreement.

19. Severability. In the event that any provision or any portion of any provision hereof or any surviving agreement made a part hereof becomes or is declared by a court of competent jurisdiction or arbitrator to be illegal, unenforceable, or void, this Agreement shall continue in full force and effect without said provision or portion of provision.

20. Entire Agreement. This Agreement, including the agreements and contracts described in Paragraph 4 herein, the concurrent ADEA Waiver, and the Confidentiality Agreement represent the entire agreement and understanding between the Company and Employee concerning the subject matter of this Agreement and Employee's employment with and separation from the Company and the events leading up thereto, and otherwise supersedes and replaces any and all prior agreements and understandings concerning the subject matter of this Agreement. Employee acknowledges and agrees that the ADEA Waiver is not superseded or replaced by (but is concurrent with) this Agreement. Employee acknowledges and agrees that, so long as the Company timely and fully pays as set forth in Paragraph 1 herein, this Agreement forever and entirely supersedes and replaces the Employment Agreement.

21. No Oral Modification. This Agreement may only be amended in a writing signed by Employee and the then Chairman of the Company's Board of Directors.

22. Governing Law. This Agreement shall be governed by the laws of the State of California, without regard for choice-of-law provisions. Each Party consents to the personal, general and any other required jurisdiction and venue with JAMS in Santa Clara, California, and for enforcement or appeal of any JAMS order to the applicable Courts with jurisdiction over events that have taken place exclusively in Santa Clara County, California.

23. Counterparts; Service; Effective Date. This Agreement may be separately executed by the Parties in separate counterparts and then shall be effective upon respective receipt by either the Parties or their legal counsel by either PDF/email, facsimile, or personal delivery (the "Effective Date"). Each counterpart shall have the same force and effect as an original and shall constitute an effective, binding agreement on the part of each of the undersigned, subject only to exclusively Employee's revocation

rights only as to the ADEA Waiver.

24. Section 409A. It is the intention of the Company and Employee that this Agreement and any payments or benefits under this Agreement shall be either exempt from or in full compliance with Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A"). The Company makes no representations regarding Section 409A as it relates to this Agreement with respect to Compliance or otherwise. Employee is encouraged to consult with his individual tax advisor regarding any potential application of Section 409A.

25. Voluntary Execution of Agreement. Each Party understands and agrees that he/it executed this Agreement voluntarily, without any duress or undue influence on the part or behalf of the other Party, the other Party's Releasees, or any third party (e.g. his/its own legal counsel), with the full intent of releasing all present claims and rights (subject to the qualifications in this Agreement) against the other Party and the other Party's Releasees. Each Party acknowledges that:

(a) He/it has read this Agreement;

(b) He/it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of his/her own choice;

(c) He/it understands the terms and consequences of this Agreement and of the releases and waivers it contains; and

(d) He/it is fully aware of the legal and binding effect of this Agreement.

26. Further Assurances. The Parties agree to execute reasonably any and all reasonable documents, consents and instruments and to take all reasonable actions and to do all things necessary or appropriate to effectuate the purposes and intents of this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the respective dates set forth below.

DR. DOMINIK BECK, an individual

Dated: November 6, 2012

By:/s/ DR. DOMINIK BECK
Dr. Dominik Beck

IRIDEX CORPORATION

Dated: November 5, 2012

By:/s/ WILLIAM M. MOORE
William M. Moore
Chairman & Chief Executive Officer

Exhibit A

[to be put on undated IRIDEX Corporation letterhead]

To Whom It May Concern:

Dr. Dominik Beck served as President and Chief Executive officer of IRIDEX Corporation and was also a member of the Company's Board of Directors. Dr. Beck left at the end of August 2012 in conjunction with the Company's senior executive restructuring following uniquely challenging times in our industry. Dr. Beck remains eligible for rehire. We wish him all further professional and personal successes and thank him for his contributions.

Sincerely,

William M. Moore
Chairman & Chief Executive Officer
IRIDEX Corporation
1212 Terra Bella Ave.
Mountain View, CA 94043

Exhibit B

Dear Mr. Moore and the Iridex Corporation Board of Directors:

I hereby tender my resignation from the Board of Directors of IRIDEX Corporation, effective immediately. I offer my best wishes for the Company's continued success.

Sincerely,

Dr. Dominik Beck

Exhibit 10.21

IRIDEX CORPORATION

ADEA WAIVER AGREEMENT AND RELEASE

This ADEA Waiver Agreement and Release (the "ADEA Waiver" or the "Agreement") is made by and between Dr. Dominik Beck ("Employee") and IRIDEX Corporation (the "Company") (collectively referred to as the "Parties" or individually referred to as a "Party").

WHEREAS, Employee was employed by the Company;

WHEREAS, Employee and the Company entered into the Employment Agreement dated August 16, 2011(the "Employment Agreement");

WHEREAS, Employee's positions as an officer and employee with the Company and any of its subsidiaries were terminated in conjunction with a restructuring of the senior executive team effective as of August 24, 2012 (the "Separation Date");

WHEREAS, the Company and Employee are entering concurrently into a Separation Agreement and Release (the "Separation Agreement"), and;

WHEREAS, the Parties also wish to resolve any and all disputes, claims, complaints, grievances, charges, actions, petitions, and demands that the Employee may have against the Company and any of the Company Releasees (as defined below) arising from or relating to the Age Discrimination in Employment Act of 1967 only (e.g., any and all such claims arising out of or in any way related to Employee's employment with or separation from the Company).

NOW, THEREFORE, in consideration of the mutual promises made herein, the Company and Employee hereby agree as follows:

1. Consideration. In consideration of Employee's execution of this ADEA Waiver (and so long as he does not timely revoke it), the Company will pay Employee the actual amount (i.e., no withholdings or setoff of any kind) of Eighteen Thousand Seven Hundred and Fifty Dollars ($18,750) (the "ADEA Payment") for Employee's physical receipt within seven days of the Effective Date (defined below). The ADEA Payment is made in compromise settlement of any of Employee's alleged and/or potential age discrimination-related claims only against the Company and the Company Releasees, as defined below, and which the Company also agrees to accurately and timely report to the applicable government entities (by 1099) and otherwise so accurately document.

2. Acknowledgment of Waiver of Claims under ADEA. Employee acknowledges that (conditioned on his fully and timely receipt of the ADEA Payment) he is hereby waiving and releasing any rights he may have under the Age Discrimination in Employment Act of 1967 ("ADEA") against the "Company Releasees", defined herein as the Company and its present and former officers and directors, employees, administrators, affiliates, representatives, agents, benefit plans, plan administrators, insurers, divisions, investors, shareholders, predecessors, successors, and assigns, and that this waiver and release is knowing and voluntary. Employee agrees that this waiver and release does not apply to any rights or claims that may arise under the ADEA after the Effective Date of this Agreement, or to any other rights or claims whether before or after then. Employee further acknowledges that he has been advised by this writing that: (a) he should consult with an attorney prior to executing this Agreement; (b) he has twenty-one (21) days within which to consider this Agreement; (c) he has seven (7) days following his execution of this Agreement to revoke this Agreement; (d) this Agreement shall not be effective until after the revocation period has expired; and (e) nothing in this Agreement prevents or precludes Employee from challenging or seeking a determination in good faith of the validity of this waiver under the ADEA, nor does it impose any condition precedent, penalties, or costs for doing so, unless specifically authorized by federal law. In the event Employee signs this Agreement and returns it to the Company in less than the 21-day period identified above, Employee hereby acknowledges that he has freely and voluntarily chosen to waive the time period allotted for considering this Agreement. Employee acknowledges and understands that revocation must be accomplished by a written notification to the person executing this Agreement on the Company's behalf that is received prior to the Effective Date. Employee acknowledges and agrees that any changes, whether material or immaterial, do not restart the running of the 21-day period pursuant to 29 C.F.R. 1625.22(e)(4).

3. Costs. The Parties shall each bear their own costs, attorneys' fees, and other fees incurred in connection with the preparation of this Agreement.

4. Governing Law. This Agreement shall be governed by the laws of the State of California, without regard for choice-of-law provisions. Each Party consents to the personal, general and any other required jurisdiction and venue with JAMS (and subject to the same ADR terms found in the Separation Agreement, whose ADR terms are expressly incorporated into this Agreement by reference) in Santa Clara, California, and for enforcement or appeal of any JAMS order to the applicable Courts with jurisdiction over events that have taken place exclusively in Santa Clara County, California.

5. Counterparts; Service; Effective Date. Employee (and he alone) has seven (7) days after he signs this Agreement to revoke it. This Agreement will become effective on the eighth (8th) day after Employee has signed this Agreement, so long as it has been signed by the Parties and he has not revoked it (the "Effective Date"). This Agreement may be separately executed in separate counterparts and then (upon respective receipt by either the Parties or their legal counsel by either PDF/email, facsimile, or delivery) each counterpart shall have the same force and effect as an original and shall constitute an effective, binding agreement on the part of each of the undersigned, subject only to exclusively Employee's timely revocation rights.

6. Entire Agreement. This ADEA Waiver represents the entire agreement and understanding between the Company and Employee concerning any claims by Employee against the Releasees of an ADEA primary nature only and is the only agreement ever between the Parties on that subject and this ADEA Waiver does not supersede, replace or modify in any way the Parties' Separation Agreement.

Voluntary Execution of Agreement. Each Party understands and agrees that he/it executed this Agreement voluntarily, without any duress or undue influence on the part or behalf of the other Party or any third party (e.g. his/its own legal counsel), with the full intent of releasing all present claims and rights (subject to the qualifications in this Agreement) against the other Party. Each Party acknowledges that:

a. He/it has read this Agreement;

b. He/it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of his/her own choice;

c. He/it understands the terms and consequences of this Agreement and of the release and waiver it contains; and

d. He/it is fully aware of the legal and binding effect of this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the respective dates set forth below.

DR. DOMINIK BECK, an individual

Dated: November 6, 2012

By:/s/ DR. DOMINIK BECK
Dr. Dominik Beck

IRIDEX CORPORATION

Dated: November 5, 2012

By:/s/ WILLIAM M. MOORE
Name: William M. Moore
Title: Chairman and Chief Executive Officer

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (333-183513, 333-161630, 333-155598, 333-147866, 333-135822, 333-127716, 333-117885, 333-107700, 333-97541, 333-67480, 333-45736, 333-86091, 333-57573, 333-32161) of our report dated March 28, 2013 related to the consolidated financial statements of IRIDEX Corporation, which appear in this Annual Report on Form 10-K.

/s/ Burr Pilger Mayer, Inc.
San Jose, California
March 28, 2013

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 13(a) or 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William M. Moore, certify that:

1. I have reviewed this annual report on Form 10-K of IRIDEX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any changes in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 28, 2013

By: /s/ WILLIAM M. MOORE
Name: William M. Moore
Title: President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 13(a) or 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James H. Mackaness, certify that:

1. I have reviewed this annual report on Form 10-K of IRIDEX Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 28, 2013

By: /s/ JAMES H. MACKANESS
Name: James H. Mackaness
Title: Chief Financial Officer and Chief Operating Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, William M. Moore, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, certify that the Annual Report of IRIDEX Corporation on Form 10-K for the fiscal year ended December 29, 2012 (i) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) that information contained in such Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of IRIDEX Corporation.

Date: March 28, 2013

By: /s/ WILLIAM M. MOORE
Name: William M. Moore
Title: President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 32.2

**CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, James H. Mackaness, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, certify that the Annual Report of IRIDEX Corporation on Form 10-K for the fiscal year ended December 29, 2012 (i) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) that information contained in such Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of IRIDEX Corporation.

Date: March 28, 2013

By: /s/ JAMES H. MACKANESS
Name: James H. Mackaness
Title: Chief Financial Officer and Chief Operating Officer
(Principal Financial and Accounting Officer)